

08047258

Annual Report

Received SEC
APR 15 2008
Washington, DC 20549

PROCESSED
APR 18 2008
THOMSON
FINANCIAL



World-Class Races

MEC racetracks annually host some of the richest and most prestigious racing events in the country, including the Preakness®, the middle jewel in thoroughbred racing's Triple Crown, and the Sunshine Millions®, an MEC-branded event that pits Florida-bred and California-bred horses against one another in a day-long racing extravaganza. Other big-name stakes races include the Santa Anita Derby, Florida Derby, and Lone Star Derby. In addition, MEC created the Magna 5™, a super exotic wager which offers racing fans the opportunity to win up to $500,000 in guaranteed weekly prizes.





Global Content Distribution



MEC's exclusive racing content is exported to a worldwide audience via satellite, cable, and the Internet. MEC customers are able to wager on live racing either online or by phone through XpressBet® in the U.S. and MagnaBet™ in Europe. MEC's content distribution is managed by TrackNet Media Group, a joint venture between MEC and Churchill Downs Incorporated (CDI). HRTV™, another joint venture with CDI, is a horse racing television network that is currently distributed to more than 15 million cable and satellite TV subscribers in the U.S. MEC is also one of the world's leading providers of wagering technology and wagering products, including betting machines and pari-mutuel games, through its AmTote subsidiary.

XpressBet®

AmTote INTERNATIONAL

MAGNABET

HorseRacing TV™

TrackNet media group



MEC offers its customers the thrill and excitement of live thoroughbred racing, wagering, gaming and entertainment combined with an outstanding food and beverage experience.

MEC Operational Overview

Premier Racing Properties

MEC owns and operates some of the most exciting and storied venues in thoroughbred racing, including Santa Anita Park, the "Great Race Place", Pimlico Race Course, home of the legendary Preakness Stakes, and the spectacular new Gulfstream Park. MEC plans to create entertainment destination centers at several of its flagship properties. In addition to thoroughbred racing and wagering, these entertainment destination centers, to be located in major urban markets in the U.S., will feature lifestyle/retail and residential developments, as well as casinos, where permitted by state legislation. The Village at Gulfstream Park™ is MEC's first such project and the first phase of the mixed-use development is scheduled to be completed by February 2009.







GULFSTREAM PARK RACING & CASINO

SANTA ANITA PARK

GOLDEN GATE FIELDS

LONE STAR PARK at Grand Prairie®

LAUREL PARK

Pimlico



Corporate Profile

Magna Entertainment Corp. (MEC) is North America's largest owner and operator of horse racetracks, based on revenues, and is a leading supplier, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC also owns and operates related casinos and off-track betting facilities.

MEC owns and operates AmTote International, a provider of totalisator services to the pari-mutuel industry, XpressBet®, a national Internet and telephone account wagering system, and MagnaBet™, a European account wagering system. MEC is also a 50% partner with Churchill Downs Incorporated in TrackNet Media Group, a content management and distribution company, and HRTV™, a horse racing television network.

MEC is a publicly traded company whose shares trade on the Nasdaq National Market (MECA) and the Toronto Stock Exchange (MEC.A).

Magna Entertainment Corp.
Financial Review and Other Information

2007

The Chairman's Message



Frank Stronach
Chairman of the Board
& Interim Chief Executive Officer

In September 2007, we announced our debt elimination plan and, although it is moving slower than originally hoped, as founder and Chairman of MEC, I am personally determined to ensure that it will be successful.

Following a thorough review of our operations during the past year, we know where our problems exist, and we are taking aggressive action to fix those problems, including our underperforming slots operation at Gulfstream Park. Our management team was bolstered by the addition of Ron Charles in the role of Chief Operating Officer and Scott Borgemenke as Executive Vice-President, Racing. Ron will oversee operations for all of our business units while Scott will be responsible for all racing aspects at MEC's tracks. I am confident that they will make a positive and noticeable contribution to MEC's operating results.

Going forward, we remain strictly focused on eliminating the debt incurred from prior investments that were made with the objective of making MEC sustainably profitable over the long-term. I am confident that MEC will be a viable company – so much so that I have personally invested a considerable amount of my own money in the Company during the past year.

In closing, I feel very strongly that MEC will make significant progress during 2008, with the result that we will emerge next year as a leaner and financially stronger company with a much healthier balance sheet.

Frank Stronach
Chairman of the Board
& Interim Chief Executive Officer

Management's Message to Shareholders



Ron Charles
Chief Operating Officer



Blake Tohana
Executive Vice-President and Chief Financial Officer

Although our 2007 financial results were disappointing, we made tangible improvements in a number of areas related to the Company's operating results, including achieving corporate and other cost reductions, and dramatically improving the results of our PariMax operations, which includes XpressBet®, AmTote and HRTV™.

Our overriding priority this year remains the reduction of debt. We intend to achieve this primarily through the sale of non-strategic racetracks and real estate properties. Our real estate assets – many of which are located in major urban markets in the U.S. – represent a source of great underlying strength for MEC. We are also exploring raising equity and potential joint ventures involving our core racing, gaming and technology operations to generate additional proceeds for debt reduction.

We remain on course in regard to our long-term strategy of developing prime lands surrounding some of our premier racetrack properties, including Gulfstream Park and Santa Anita Park. Construction of a major lifestyle/retail entertainment development adjacent to the spectacular new Gulfstream Park began in 2007 and is scheduled to open in early 2009. This new, mixed-use development will further enhance the attraction of Gulfstream Park as a premier entertainment destination.

The strategic alliance and content distribution agreements we signed last year with Churchill Downs Incorporated (CDI), which included the formation of TrackNet Media and the purchase by CDI of a 50% interest in HRTV™, have expanded distribution of our racing product to a broader audience around the world and provided additional racing content for HRTV™ and XpressBet®, our Internet wagering platform.

Last year also marked the first full year in which MEC owned 100 percent of AmTote International, one of the world's leading totalisator companies. We are pleased with some of the important contracts that AmTote won in 2007 and believe that AmTote can be the leader in providing cutting-edge technology to the pari-mutuel industry.

The next year will be crucial in the development of MEC, and we are committed to successfully overcoming the current financial challenges that we face in order to ensure the Company's long-term future success.

Ron Charles
Chief Operating Officer

Blake Tohana
Executive Vice-President and Chief Financial Officer

Management's Discussion and Analysis of Results of Operations and Financial Position

Magna Entertainment Corp.

The following discussion of our results of operations and financial position should be read in conjunction with our consolidated financial statements for the year ended December 31, 2007. This discussion includes forward-looking statements that reflect our current views with respect to future events and financial performance and that involve risks and uncertainties. Our actual results, performance or achievements could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including risks discussed in "Management's Discussion and Analysis of Results of Operations and Financial Position – Forward-Looking Statements" and "Risk Factors" included elsewhere in this Report. The amounts described below are based on our consolidated financial statements, which we prepare in accordance with United States generally accepted accounting principles ("U.S. GAAP").

OVERVIEW

Magna Entertainment Corp. ("MEC", "we" or the "Company") owns horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Ohio, Oregon and Ebreichsdorf, Austria. In addition, we operated a racetrack in Michigan until November 2007 and, under a management agreement, operate a racetrack in Pennsylvania that we previously owned. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is a leading supplier, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. We currently operate or manage seven thoroughbred racetracks, one standardbred (harness racing) racetrack and two racetracks that run both thoroughbred and quarterhorse meets, as well as the simulcast wagering venues at these tracks. Also, we previously managed the thoroughbred and standardbred meets at Magna Racino™, but now expect that a local operator will manage future meets at that facility. Three of the racetracks owned or operated by us (Gulfstream Park, Remington Park and Magna Racino™) include casino operations with alternative gaming machines. In addition, we operate off-track betting facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, South Africa, Dubai, Germany, the United Kingdom and Hong Kong, and a European account wagering service known as MagnaBet™. Under a series of March 2007 agreements with Churchill Downs Incorporated ("CDI"), we own a 50% interest in a joint venture, TrackNet Media Group, LLC ("TrackNet Media"), the content management company formed for distribution of the full breadth of MEC's horse racing content. In addition to making horse racing content available for both MEC and CDI, it also makes such content available for third parties, including racetracks, off-track betting facilities, casinos and advance deposit wagering companies, and purchases horse racing content from third parties to be made available through CDI's and MEC's respective outlets. The TrackNet Media arrangement also involves the exchange by MEC and CDI of their respective horse racing signals such that CDI's racing content is available for wagering through MEC-owned tracks and simulcast-wagering facilities and through our advanced deposit wagering platform, XpressBet®, and our racing content is similarly available for wagering through CDI tracks and off-track betting facilities and through CDI-owned advance deposit wagering platforms. A separate joint venture with CDI also involves the ownership by MEC and CDI of equal (50%) shares in HorseRacing TV™ ("HRTV™"), a television network focused on horse racing that we initially launched on the Racetrack Television Network ("RTN"). HRTV™ is currently distributed to more than 15 million cable and satellite TV subscribers. RTN, in which we have a minority interest, was formed to telecast races from our racetracks and other racetracks to paying subscribers, via private direct to home satellite. We also own AmTote International, Inc. ("AmTote"), a provider of totalisator services to the pari-mutuel industry. To support certain of our thoroughbred racetracks, we own and operate thoroughbred training centers in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a lease agreement, operate an additional thoroughbred training center situated near San Diego, California. We also own and operate production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to our racetracks, our real estate portfolio includes a residential development in Austria. We are also working with potential developers and strategic partners on proposals for developing leisure and entertainment or retail-based projects on excess lands surrounding, or adjacent to, certain of our premier racetracks.

2007 was a challenging year for MEC. Although revenues from continuing operations increased by 9.0% to $625.7 million, our net loss increased to $113.8 million from $87.4 million in 2006, primarily due to increased losses at Gulfstream Park and continued high debt service costs. Also, in 2006 we recognized a $126.4 million gain on sale of intangible assets related to The Meadows and a write-down of long-lived assets of $88.6 million. We discuss our results of operations in detail in the "Results of Operations" section below.

Following the completion of a strategic review of the Company's assets and operations, on September 12, 2007, our Board of Directors approved a debt elimination plan (the "Plan"), designed to eliminate the Company's net debt by December 31, 2008 by generating funding from: (i) the sale of certain real estate, racetracks and other assets; (ii) the sale of, or entering into strategic transactions involving, the Company's other racing, gaming and technology operations; and (iii) a possible future equity issuance. We also arranged for $100.0 million of funding to address immediate liquidity concerns and provide sufficient time to implement the Plan. This funding was comprised of: (i) a $20.0 million private placement of Class A Subordinate Voting Stock ("Class A Stock") to Fair Enterprise Limited ("Fair Enterprise"), a company that forms part of an estate planning vehicle for the family of Frank Stronach, MEC's Chairman and Interim Chief Executive Officer (the "Fair Enterprise Private Placement"); and (ii) a short-term bridge loan facility of up to $80.0 million (the "Bridge Loan") with a subsidiary of our controlling shareholder, MI Developments Inc. ("MID"). Although we continue to implement the Plan, since the adoption of the Plan, weakness in the U.S. real estate and credit markets has adversely impacted our ability to execute the Plan as market demand for our assets has been weaker than expected and financing for potential buyers has become more difficult to obtain. These conditions have not abated through the date of this Report, with the result that it will take us longer to execute the Plan than originally anticipated. As a result, we will likely need to seek extensions from existing lenders and additional funds in the short-term from one or more possible sources. The availability of such extensions and additional funds is not assured and, if available, the terms thereof are not determinable at this time.

At December 31, 2007, we had a working capital deficiency of $162.2 million and had $209.4 million of debt that matures in 2008, including: (i) amounts owing under our $40.0 million senior secured revolving credit facility with a Canadian financial institution, which is scheduled to mature on March 31, 2008, (ii) our $80.0 million Bridge Loan, which is scheduled to mature on May 31, 2008, and (iii) our obligation to repay $100.0 million of indebtedness under the Gulfstream Park project financings with a subsidiary of MID by May 31, 2008. Accordingly, our financial statements have been prepared with a "going concern" qualification. See "Outlook", "Liquidity and Capital Resources" and "Going Concern" below for more information.

DEBT ELIMINATION PLAN

The Plan contemplates selling certain real estate properties, including those situated in the following locations: Dixon, California; Ocala, Florida; Aventura and Hallandale, Florida, both adjacent to Gulfstream Park; Porter, New York; Anne Arundel County, Maryland, adjacent to Laurel Park; and Ebreichsdorf, Austria, adjacent to the Magna Racino™. We have initiated an active program to sell the Dixon and Ocala real estate properties and have listed both of these properties for sale with a real estate broker.The Porter lands, which comprise three parcels of land, have been sold – the sale of one parcel closed in December 2007 and sales of the remaining two parcels closed in early January 2008. The sale of these properties generated net proceeds of approximately $1.7 million, net of transaction costs, which was used to repay a portion of the Bridge Loan subsequent to December 31, 2007. We recognized an impairment charge of $1.3 million in 2007 in relation to the Porter lands.

On December 21, 2007, we entered into an agreement to sell 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna International Inc., a related party, for a purchase price of Euros 20.0 million (approximately U.S. $29.4 million), subject to customary closing adjustments. The closing of the transaction is expected to occur during the first quarter of 2008 following the satisfaction of customary closing conditions including the receipt of all necessary regulatory approvals. We are required to use Euros 7.5 million of the net proceeds to repay a portion of a Euros 15.0 million term loan facility and the remaining portion of the net proceeds is required to be used to repay a portion of the Bridge Loan.

We also intend to explore the sale of our membership interests in the mixed-use developments at Gulfstream Park in Florida and Santa Anita Park in California that we are pursuing under joint venture arrangements with Forest City Enterprises, Inc. ("Forest City") and Caruso Affiliated, respectively.

The racetracks that we intend to sell include: Great Lakes Downs in Michigan, Remington Park in Oklahoma, Thistledown in Ohio and our interest in Portland Meadows in Oregon. We ceased racing at Great Lakes Downs on November 4, 2007 and listed the property for sale with a real estate broker in October 2007. In September 2007, we engaged a U.S. investment bank, recognized as an experienced advisor in the gaming industry, to assist in soliciting potential purchasers and manage the sale process for certain assets and in October 2007, the U.S. investment bank began marketing Remington Park and Thistledown for sale. In November 2007, we initiated an active program to locate a buyer and began marketing our interest in Portland Meadows for sale.

We also intend to explore other strategic transactions involving other racing, gaming and technology operations, including: partnerships or joint ventures in respect of the existing gaming facility at Gulfstream Park; partnerships or joint ventures in respect of potential alternative gaming operations at certain of our other racetracks that currently do not have gaming operations; and transactions involving our technology operations, which may include one or more of the assets that comprise our PariMax business.

The real estate properties located in Dixon, California and Ocala, Florida, the two parcels of land in Porter, New York, that were sold in January 2008 and the excess land in Ebreichsdorf, Austria that is under a contractual sale agreement, have been classified as "assets held for sale" on our consolidated balance sheet as at December 31, 2007. Similarly, the operations of Great Lakes Downs, Remington Park, Thistledown and Portland Meadows have been presented as "discontinued operations" at December 31, 2007 given that all of these assets met the criteria under U.S. GAAP for classification as either "assets held for sale" or "discontinued operations" at December 31, 2007. Comparative periods presented have been restated to reflect the results of these assets held for sale and discontinued operations on a consistent basis.

OUTLOOK

Although we continue to implement our Plan, real estate and credit markets have continued to demonstrate weakness in the first part of 2008. This has reduced the likelihood that we will be able to complete asset sales at acceptable prices as quickly as originally contemplated. In light of these adverse developments, combined with our upcoming debt maturities and operational funding requirements, we will likely need to seek extensions or additional funds in the short-term from one or more possible sources. The availability of such extensions or additional funds from existing lenders, including MID, or from other sources is not assured and, if available, the terms thereof are not determinable at this time. We expect that we will enter into negotiations with such existing lenders, including MID, with a view to extending, restructuring or refinancing such facilities. There is no assurance that such negotiations, if any, will result in a favorable outcome for MEC. If we are unable to repay our obligations when due, other current and long-term debt will also become due on demand as a result of cross-default provisions within loan agreements, unless we are able to obtain waivers or extensions. Unless we are successful in our efforts, we could be required to liquidate assets in the fastest manner possible to raise funds, seek protection from our creditors in one or more ways or be unable to continue as a going concern. See the "Going Concern" section below and the section entitled "Risk Factors – Risks Regarding Our Company" in our SEC filings for more information.

OUR OPERATIONS

Our revenues are derived primarily from our racing and gaming operations. Selected information about our racing and gaming operations is set forth below:

Track/Operation	Date Acquired	Local Market Population[1] (in millions)	Year ended December 31, 2007 Racing Season	Live Racing Days	Total Handle[2] (in millions)	Revenue[2][3] (in millions)
Continuing Operations						
Santa Anita Park *- Los Angeles*	Dec. 1998	10.9	Jan. 1 to Apr. 22 and Dec. 26 to 31	85	$1,051.4	$145.9
			The Oak Tree Meet Sep. 26 to Nov. 4	31	283.4[4]	
Gulfstream Park *- Miami*	Sep. 1999	4.3	Jan. 3 to Apr. 22	88	746.8	123.0
Laurel Park *- Baltimore*	Nov. 2002	6.6	Jan. 1 to Apr. 15 and Aug. 10 to Aug. 23 and Sep. 5 to Dec. 29	148	525.9	57.5
Golden Gate Fields *- San Francisco*	Dec. 1999	5.2	Jan. 1 to Feb. 11 and Apr. 25 to Jun. 10 and Nov. 7 to Dec. 31	98	442.5	55.7
Pimlico Race Course *- Baltimore*	Nov. 2002	5.2	Apr. 19 to Jun. 9	31	284.7	52.9
Lone Star Park *- Dallas*	Oct. 2002	5.1	Apr. 12 to Jul. 29 and Oct. 5 to Dec. 1	99	290.9	60.5
The Meadows *- Pittsburgh*	Apr. 2001	2.8	Jan. 1 to Aug. 15 and Nov. 1 to Dec. 31	205	205.1	35.1
XpressBet® *- National*	Apr. 2001	N/A	All year	N/A	175.6	36.6
MagnaBet™	Apr. 2004	N/A	All year	N/A	9.8	2.1
Magna Racino™ *- Ebreichsdorf, Austria*	Apr. 2004	2.5	Mar. 18 to Nov. 11	25	2.4	8.0
Total Continuing Operations						**$577.3**
Discontinued Operations						
Remington Park *- Oklahoma City*	Nov. 1999	1.1	Mar. 9 to Jun. 3 and Aug. 2 to Dec. 1	119	$122.7	$77.6
Thistledown *- Cleveland*	Nov. 1999	3.0	Apr. 12 to Nov. 19	136	175.8	24.7
Portland Meadows *- Portland*	Jul. 2001	2.0	Jan. 1 to May 5 and Oct. 7 to Dec. 31	75	85.7	15.3
Great Lakes Downs *- Muskegon, Michigan*	Feb. 2000	1.2	May 5 to Nov. 6	98	48.5	5.4
Total Discontinued Operations						**$123.0**

(1) Population residing within 40 miles of each of our racetracks, except for Santa Anita Park and Magna Racino™ (30 miles), The Meadows (50 miles) and Great Lakes Downs (50 miles). Data from Urban Systems Inc.

(2) Amounts comprising total handle and revenue include inter-company transactions for our racetracks, account wagering operations and separate OTB facilities, for both our importing and our exporting facilities.

(3) Revenue excludes our AmTote operations, our training centers, HRTV™ and our straw-based horse bedding production facilities in Europe and North Carolina.

(4) Rental and other revenues earned from The Oak Tree Meet are included in Santa Anita Park's revenue.

Our primary source of racing revenues is commissions earned from pari-mutuel wagering. Pari-mutuel wagering on horse racing is a form of wagering in which wagers on horse races are aggregated in a commingled pool of wagers (the "mutuel pool") and the payoff to winning customers is determined by both the total dollar amount of wagers in the mutuel pool and the allocation of those dollars among the various kinds of bets.

Unlike casino gambling, the customers bet against each other, and not against us, and therefore we bear no risk of loss with respect to any wagering conducted. We retain a pre-determined percentage of the total amount wagered (the "take-out") on each event, regardless of the outcome of the wagering event, and the remaining balance of the mutuel pool is distributed to the winning customers. Of the percentage we retain, a portion is paid to the horse owners in the form of purses or winnings, which encourage the horse owners and their trainers to enter their horses in our races. Our share of pari-mutuel wagering revenues is based on pre-determined percentages of various categories of the pooled wagers at our racetracks. The maximum pre-determined percentages are approved by state regulators. Pari-mutuel wagering on horse racing occurs on the live races being conducted at racetracks, as well as on televised racing signals, or simulcasts, received or imported by the simulcast wagering facilities located at such racetracks or OTB facilities, and through various forms of account wagering. Our racetracks have simulcast wagering facilities to complement our live horse racing, enabling our customers to wager on horse races being held at other racetracks.

We derive our pari-mutuel wagering revenues from the following primary sources:

- Wagers placed at our racetracks or our OTB facilities on live racing conducted at our racetracks;
- Wagers placed at our racetracks' simulcast wagering venues or our OTB facilities on races imported from other racetracks;
- Wagers placed at other locations (i.e. other racetracks, OTB facilities or casinos) on live racing signals exported by our racetracks; and
- Wagers placed by telephone or over the Internet by customers enrolled in XpressBet® or MagnaBet™, our account wagering platforms.

Wagers placed at our racetracks or our OTB facilities on live racing conducted at one of our racetracks produce more net revenue for us than wagers placed on imported racing signals, because we must pay the racetrack sending us its signal a fee generally equal to 3% to 4% of the amount wagered on its race. Wagers placed on imported signals, in turn, produce more revenue for us than wagers placed on our signals exported to off-track venues (i.e. other racetracks, OTB facilities or casinos), where we are paid a commission generally equal to only 3% to 4% of the amount wagered at the off-track venue on the signal we export to those venues. Revenues from our telephone and Internet account wagering operations vary depending upon the source of the signal upon which the wager is placed.

We also generate gaming revenues from our Gulfstream Park and Remington Park (which is reflected as "discontinued operations") gaming operations. Gaming revenues represent the net win earned on slot wagers. Net win is the difference between wagers placed and winning payouts to patrons.

We also generate non-wagering revenues which include totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues.

Live race days are a significant factor in the operating and financial performance of our racing business. Another significant factor is the level of wagering per customer on our racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on our racetrack revenues. Such factors include, but are not limited to: attendance at our racetracks, inter-track simulcast locations and OTB facilities; activity through our XpressBet® and MagnaBet™ systems; the number of races conducted at our racetracks and at racetracks whose signals we import and the average field size per race; our ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

Set forth below is a list of the total live race days by racetrack for the years ended December 31, 2007, 2006 and 2005:

	Years ended December 31,		
	2007	**2006**	**2005**
Continuing Operations Racetracks			
Santa Anita Park(1)	85	86	85
Gulfstream Park	88	87	86
Golden Gate Fields	98	106	96
Laurel Park(2)	148	152	135
Lone Star Park	99	97	100
Pimlico Race Course(2)	31	31	59
The Meadows	205	208	206
Magna Racino™	25	40	45
	779	807	812
Discontinued Operations Racetracks(3)			
Thistledown	136	156	185
Remington Park	119	118	98
Portland Meadows	75	86	70
Great Lakes Downs	98	101	100
	428	461	453
Total	**1,207**	**1,268**	**1,265**

(1) Excludes The Oak Tree Meet which consisted of 31 days in 2007, 26 days in 2006 and 31 days in 2005.
(2) Laurel Park and Pimlico Race Course constitute The Maryland Jockey Club.
(3) Flamboro Downs had 203 live race days in 2005 to the date of its sale on October 19, 2005. The results of Flamboro Downs in 2005 have been reported as discontinued operations in our consolidated financial statements.

We recognize racing revenue prior to our payment of purses, stakes, awards and pari-mutuel taxes. The racing costs relating to these revenues are shown as "pari-mutuel purses, awards and other" in our consolidated financial statements. We recognize gaming revenue prior to our payment of taxes and purses. The gaming costs relating to these revenues are shown as "gaming purses, taxes and other" in our consolidated financial statements.

Our operating costs principally include salaries and benefits, the cost of providing totalisator services and manufacturing totalisator equipment, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, license fees and insurance premiums.

SEASONALITY

Most of our racetracks operate for prescribed periods each year. As a result, our racing revenues and operating results for any quarter will not be indicative of our racing revenues and operating results for any other quarter or for the year as a whole. Because five of our largest racetracks, Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields, run live race meets principally during the first half of the year, our racing operations have historically operated at a loss in the second half of the year, with our third quarter generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

REAL ESTATE AND OTHER OPERATIONS

Our real estate and other revenues represent revenues earned from our European residential development.

We characterize our real estate as follows:

- Revenue-Producing Racing and Gaming Real Estate
  - real estate at our racetracks used in our racing and gaming operations;
- Excess Racing Real Estate
  - excess real estate at our racetracks that we are considering developing with strategic partners or otherwise; and
- Revenue-Producing Non-Racing Real Estate
  - developed real estate not at our racetracks that is currently generating revenue for us.

As of December 31, 2007, the aggregate net book values of our real estate properties are as follows:

	$ millions
Revenue-Producing Racing and Gaming Real Estate	655.8
Excess Racing Real Estate	87.1
Revenue-Producing Non-Racing Real Estate	8.5
	751.4

Included in our Excess Racing Real Estate is land adjacent to certain of our racetracks, Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Laurel Park (in respect of which we disposed of a portion of the excess land, a 64 acre parcel in February 2007), Pimlico Race Course and Magna Racino™. We are considering a variety of options with respect to this excess land, including entertainment and retail-based developments that could be undertaken in conjunction with business partners who might provide the necessary financing.

Our Revenue-Producing Non-Racing Real Estate includes our European residential development.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect: the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and various other assumptions that are believed to be reasonable and prudent in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, we evaluate our estimates. However, actual results could differ from those estimates under different assumptions or conditions.

Our significant accounting policies are included in Note 2 to our consolidated financial statements. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Impairment of Intangible and Long-Lived Assets

Our most significant intangible assets are racing licenses which represent the value attributed to licenses to conduct race meets acquired through our racetrack acquisitions. In accordance with Financial Accounting Standards Board Statement No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", intangibles are evaluated for impairment on an annual basis or when impairment indicators are present. Racing license impairment is assessed based on a comparison of the fair value of an individual reporting unit's racing license to its carrying value. An impairment write-down to fair value would occur if estimated discounted cash flows from operations less charges for contributory assets assumed to be owned by third parties is less than the carrying value of the racing license.

Under Financial Accounting Standards Board Statement No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-lived Assets", our long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If such events or changes in circumstances are present, we assess the recoverability of the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management. When long-lived assets are identified as available for sale, if necessary, the carrying value is reduced to the estimated fair value less costs of disposal. Fair value is determined based upon discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

We believe the accounting estimates related to intangibles and long-lived asset impairment assessments are "critical accounting estimates" because they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding cash flows and business operations. Any resulting impairment loss could have a material impact on our consolidated operating results and on the amount of assets reported on our consolidated balance sheets.

Future Income Tax Assets

At December 31, 2007, we recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences. We evaluate quarterly the realizability of our future tax assets by assessing our valuation allowance and by adjusting the allowance as necessary. The assessment considers forecasts of future taxable income and tax planning strategies that could be implemented to realize the future tax assets. Should operations not yield future taxable income or if tax planning strategies can not be implemented, then there could be a material impact on our consolidated tax expense or recovery and on the amount of future tax assets reported on our consolidated balance sheets.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based compensation under the recognition and measurement provisions of APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and related Interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment" ("SFAS 123(R)"), using the modified-prospective method. Under the modified-prospective method, compensation expense recognized in 2006 includes: (a) compensation expense for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

Revenue Recognition

A significant component of our revenues is generated from our racing and gaming operations. Revenues generated from horse racing are recorded on a daily basis and are recognized gross of purses, stakes and awards as well as pari-mutuel wagering taxes. Gaming revenues represent the net win earned on slots wagers. Net win is the difference between wagers placed and winning payouts to patrons, and is recorded at the time wagers are made. Non-wagering revenues include totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues. Revenues derived principally from totalisator equipment sales are recognized upon shipment or acceptance of the equipment by the customer depending on the terms of the underlying contracts. Revenues generated from service contracts in the provision of totalisator services are recognized when earned based on the terms of the service contract. Revenues from food and beverage and program sales are recorded at the time of sale. Revenues from admissions and parking are recorded on a daily basis, except for seasonal amounts which are recorded ratably over the racing season. Revenues from sponsorship and rental fees are recorded ratably over the terms of the respective agreements or when the related event occurs. Revenues from the sale of residential development inventory are recognized when title passes to the purchaser and collection is reasonably assured.

Employee Defined Benefit and Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"). SFAS 158 requires employers to recognize the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of a defined benefit postretirement plan as an asset or liability on the consolidated balance sheet with a corresponding adjustment to accumulated comprehensive income (loss), net of tax, measure the fair value of plan assets and benefit obligations as of the balance sheet date and provide additional disclosures about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations. On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS 158. The adjustment to accumulated comprehensive income (loss) upon adoption represented the net unrecognized actuarial gain or loss determined in accordance with SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), which was previously netted against the plan's funded status pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to our historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated comprehensive income (loss) upon adoption of SFAS 158.

Litigation

In the ordinary course of business, we may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on our financial position.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2007, we do not have any material off-balance sheet arrangements that have not been disclosed in either our consolidated financial statements or in this Report.

RELATED PARTY TRANSACTIONS

Refer to Note 22 to our consolidated financial statements which describes all material related party transactions.

RESULTS OF OPERATIONS

The following is a discussion and comparison of our results of operations and financial position for the years ended December 31, 2007, 2006 and 2005.

Year Ended December 31, 2007 Compared to December 31, 2006

Racing and gaming operations

In 2007, we operated our continuing operations racetracks for 28 fewer live race days compared to the prior year primarily due to a decrease in the awarded live race days at Golden Gate Fields in 2007 compared to the prior year and planned reductions in live race days at Magna Racino™.

In 2007, revenues from our racing and gaming operations increased $48.0 million or 8.4% to $617.2 million, compared to $569.3 million in 2006, primarily due to:

- Florida revenues above the prior year by $34.1 million or 37.5% due to the opening of casino operations at Gulfstream Park in November 2006 and expanded casino operations in March 2007, which generated $41.1 million of gaming revenues in 2007, compared to $9.0 million in 2006, and increased simulcasting revenues with new legislation in 2007 which allows us to simulcast year round, partially offset by reductions in wagering at Gulfstream Park's racing operations, despite one additional live race day, caused, in part, to the limited access to ATM banking machines and check cashing services on site at Gulfstream Park during the 2007 live race meet.

- PariMax revenues above the prior year by $28.8 million or 55.9% as a result of the acquisition of the remaining 70% equity interest in AmTote in July 2006, which generated incremental revenues of $26.7 million in 2007 and is now being consolidated into the PariMax operations, whereas previously our 30% equity interest was accounted for on an equity basis and $5.8 million of increased revenues at XpressBet® due to a 14.0% increase in U.S. handle compared to the prior year primarily due to having access to CDI racing content, including the Kentucky Derby, through our TrackNet Media joint venture arrangement, partially offset by decreased revenues of $3.4 million at MagnaBet™ due to a decline in handle as a result of wagering platform changes and the termination of a contract with a German television service.

- Maryland operations below the prior year by $4.1 million or 3.5% primarily due to fewer live race days at Laurel Park.

- Northern U.S. operations below the prior year by $3.7 million or 9.3% primarily due to fewer live race days at The Meadows.

- California revenues below the prior year by $2.5 million or 1.2% primarily due to a reduction in live race days at Golden Gate Fields, whereby live race days were decreased from 106 days in 2006 to 98 days in 2007.

- European operations below the prior year by $1.3 million or 12.8% primarily due to fewer live race days at Magna Racino™.

- Eliminations of inter-company revenues between business units above the prior year by $3.5 million due to the consolidation of AmTote for the full period in the current year, compared to only from the date of acquisition in the prior year.

Pari-mutuel purses, awards and other decreased $16.2 million or 5.9% to $259.9 million in 2007, from $276.2 million in 2006, primarily due to decreased wagering at Golden Gate Fields, Laurel Park, Gulfstream Park, MagnaBet™ and The Meadows for reasons noted above as well as increased inter-company eliminations of tote fees paid by our racetracks to AmTote, which became a wholly-owned subsidiary in July 2006 and reduced carriage costs related to HRTV™ which is now being accounted for using equity accounting with the formation of a joint venture with CDI in late April 2007. As a percentage of pari-mutuel wagering revenues, pari-mutuel purses, awards and other decreased from 62.4% in 2006 to 60.1% in 2007 primarily due to lower wagering at MagnaBet™ which has historically had a higher than average purses, awards and other costs.

Gaming purses, taxes and other increased $22.2 million to $28.3 million in 2007, compared to $6.1 million in 2006, due to the opening of the casino facility at Gulfstream Park in November 2006 and the expanded casino facility in March 2007. As a percentage of gaming revenues, gaming purses, taxes and other increased from 67.0% in 2006 to 68.9% in 2007 as a result of increased slot revenues.

Operating costs in our racing and gaming operations increased $35.4 million or 14.9% to $273.0 million in 2007, from $237.6 million in 2006, primarily due to:

- an increase of $23.9 million in our Florida operations, primarily due to operating costs at Gulfstream Park for the new casino facility; and

- an increase of $11.8 million in our PariMax operations as a result of the consolidation of AmTote as noted previously, partially offset by reduced costs at HRTV™ with the formation of the joint venture with CDI.

As a percentage of total racing and gaming revenues, operating costs increased from 41.7% in 2006 to 44.2% in 2007, primarily as a result of higher costs incurred during the start-up of the casino operations at Gulfstream Park.

General and administrative expenses in our racing and gaming operations increased by $1.8 million or 2.7% to $68.8 million in 2007, compared to $67.0 million in 2006. Several of our racetracks experienced lower general and administrative expenses as a result of cost reduction initiatives, which were more than offset by an increase in our PariMax operations with the consolidation of AmTote as noted previously. As a percentage of total racing and gaming revenues, general and administrative expenses decreased from 11.8% in 2006 to 11.1% in 2007.

Real estate and other operations

Revenues from real estate and other operations increased $3.5 million from $4.9 million in 2006 to $8.5 million in 2007 and includes $0.3 million of revenues related to the sale of one parcel of land in Porter, New York. The remaining increase in revenues is attributable to increased housing unit sales at our European residential housing development in 2007 compared to 2006. Real estate and other operating costs and general and administrative expenses increased from $4.0 million in 2006 to $5.6 million in 2007, primarily due to the increased sales activity in 2007 as well as the recognition of a $0.9 million recovery of warranty costs in 2006 from a third party for costs incurred with respect to previously built housing units.

Predevelopment, pre-opening and other costs

Predevelopment, pre-opening and other costs decreased $7.7 million from $10.6 million in 2006 to $2.9 million in 2007. Predevelopment, pre-opening and other costs incurred in 2007 represent $0.9 million of costs that we incurred pursuing alternative gaming opportunities, $0.9 million of costs related to the Dixon Downs campaign, $0.5 million of costs incurred pursuing certain financing initiatives and $1.2 million of costs relating to developmental initiatives undertaken to enhance our racing operations, partially offset by a recovery of $0.6 million of costs related to the Florida slot initiatives incurred in 2006. In 2006, the predevelopment, pre-opening and other costs incurred represent $3.0 million incurred in the expensing of deferred development costs incurred related to the Romulus, Michigan racing license, $2.5 million pursuing alternative gaming opportunities, $1.5 million incurred pursuing certain financing initiatives, $1.5 million of costs relating to development initiatives undertaken to enhance our racing operations and $2.1 million of pre-opening costs incurred in the opening of the Gulfstream Park casino facility.

Depreciation and amortization

Depreciation and amortization increased $3.3 million from $39.0 million in 2006 to $42.3 million in 2007, primarily due to increased depreciation on the slots facility at Gulfstream Park and on AmTote fixed assets as a result of full consolidation upon completion of the acquisition as noted previously, partially offset by reduced depreciation at Magna Racino™ with the write-down of long-lived assets in the fourth quarter of 2006.

Interest income and expense

Net interest expense decreased $7.1 million to $50.6 million in 2007 from $57.8 million in 2006. The lower net interest expense is primarily attributable to the repayment of a previous bridge loan facility with a subsidiary of MID, reduced borrowings under our $40.0 million senior secured revolving credit facility and repayment of other debt during 2006 from the proceeds of various asset sales, partially offset by increased borrowings on our Gulfstream Park project financings with a subsidiary of MID. In 2007, $0.4 million of interest was capitalized with respect to projects under development, compared to $2.6 million in 2006.

Write-down of long-lived assets

The write-down of long-lived assets in 2007 of $1.3 million represents an impairment charge related to our Porter, New York real estate properties, of which one parcel was sold in the fourth quarter of 2007 and the remaining two parcels were sold in January 2008. The impairment loss represents the excess of our carrying value of the real estate over the fair value of the real estate properties. The write-down of long-lived assets in 2006 of $88.6 million is comprised of a $76.2 million write-down of Magna Racino™'s long-lived assets, a $11.2 million write-down on The Meadows' long-lived assets as a result of the transaction with Millennium-Oaktree and a $1.3 million write-down on our Canadian residential development real estate.

Equity loss

Equity loss in 2007 of $3.1 million increased $2.6 million from an equity loss of $0.5 million in 2006. In 2007, our equity loss represents losses incurred on our investment in Racing World, HRTV, LLC, since its effective date of April 27, 2007 and TrackNet Media, LLC from the date of creation on March 4, 2007. In 2006, our equity loss represented losses incurred in our investment in Racing World, partially offset by equity income earned from our initial 30% equity investment in AmTote until July 26, 2006.

Gain on sale of intangible assets related to The Meadows

The gain on sale of intangible assets related to The Meadows in 2006 of $126.4 million represents the gain recognized on The Meadows' transaction with Millennium-Oaktree, which was completed on November 14, 2006.

Income tax expense

We recorded an income tax recovery of $2.6 million on a loss from continuing operations of $110.4 million in 2007, whereas in 2006, we recorded an income tax benefit of $7.1 million on a loss from continuing operations of $86.7 million. The income tax recovery of $2.6 million in 2007 represents the income tax benefit of consolidating AmTote's operations in our consolidated tax position in 2007 as well as the release of valuation allowances on tax losses used in the current year and applied to gains recognized on land sales. The income tax recovery of $7.1 million in 2006 represents the reversal of net future tax liabilities associated with temporary differences related to Magna Racino™'s long-lived assets which were written down, partially offset by income tax expense recognized in certain U.S. operations.

Discontinued operations

Discontinued operations in 2007 include the operations of Remington Park in Oklahoma, Thistledown in Ohio, Portland Meadows in Oregon and Great Lakes Downs in Michigan. In addition to Remington Park, Thistledown, Portland Meadows and Great Lakes Downs, discontinued operations in 2006 also includes the Fontana Golf Club, the sale of which was completed on November 1, 2006, the Magna Golf Club, the sale of which was completed on August 25, 2006 and the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006. The following table presents the results of operations from discontinued operations for 2007 and 2006:

	Years ended December 31,	
	2007	**2006**
Revenues	$ 122,200	$ 142,534
Costs and expenses	120,873	133,303
	1,327	9,231
Predevelopment, pre-opening and other costs	447	3,557
Depreciation and amortization	3,976	7,069
Interest expense, net	2,794	4,984
Impairment loss recorded on disposition (i)	-	1,202
Loss before gain on disposition	(5,890)	(7,581)
Gain on disposition (ii)	-	1,495
Loss before income taxes	(5,890)	(6,086)
Income tax expense	-	1,653
Loss from discontinued operations	$ (5,890)	$ (7,739)

(i) Given that the sale of the Magna Golf Club on August 25, 2006 established fair values for certain assets, we performed impairment testing of these assets. Based on this analysis, a non-cash impairment loss of $1.2 million was required, which was equal to the excess of our carrying value of the assets disposed over their fair values at the date of disposition.

(ii) The gain on disposition of $1.5 million represents the gain recognized on the sale of a restaurant and related real estate in the United States on May 26, 2006.

Year Ended December 31, 2006 Compared to December 31, 2005

Racing and gaming operations

In 2006, we operated our continuing operations racetracks for five fewer live race days compared to the prior year primarily due to a change in the racing calendar at the Maryland Jockey Club and planned reductions in live race days at Magna Racino™, partially offset by an increase in awarded live race days at Golden Gate Fields.

In 2006, revenues from our racing and gaming operations increased $47.2 million or 9.0% to $569.3 million, compared to $522.0 million in 2005, primarily due to:

- PariMax revenues above the prior year by $17.3 million or 50.7% as a result of the acquisition of the remaining 70% equity interest in AmTote in July 2006, the operations of which are now being consolidated into the PariMax operations, whereas previously our 30% equity interest was accounted for on an equity basis and increased wagering activity through MagnaBet™.

- Florida revenues above the prior year by $16.4 million or 22.0% due to the opening of the slots facility on November 16, 2006 as well as increased racing revenues due to the opening of the new clubhouse facility at Gulfstream Park. The Gulfstream Park slots facility generated $9.0 million of gaming revenues in 2006. The live race meet conducted in the first half of 2005 operated out of temporary facilities which affected 2005 revenues despite best efforts to minimize the disruption's negative impact.

- California revenues above the prior year by $11.2 million or 5.7% due to:

    - increased attendance and higher levels of handle and wagering at Santa Anita Park throughout the 2006 live race meet as a result of good weather in Southern California and focused marketing initiatives to attract patrons "back to the track". Southern California experienced significant rainfall during the 2005 live race meet, which resulted in lower attendance and gross wagering and a reduction in the number of races that were run on the turf course during the 2005 live race meet. Turf course races typically generate higher levels of wagering; and

    - a change in the racing calendar at Golden Gate Fields, whereby live race days were increased from 96 days in 2005 to 106 days in 2006.

- Maryland operations above the prior year by $5.2 million or 4.6% due to increased food and beverage revenues from Maryland Turf Caterers, the food and beverage operations at Laurel Park and Pimlico, which was acquired in September 2005. These operations are now being consolidated into the Maryland operations, whereas previously the operations were accounted for on an equity basis. The increase is also attributable to increased wagering on Laurel Park racing content as a result of the new turf course at Laurel Park, which has resulted in increased field sizes and handle. Average daily export handle on Laurel Park racing content was up significantly in 2006 compared to 2005, evidencing higher quality racing that has generated increased wagering activity.

- Northern U.S. operations above the prior year by $1.0 million or 2.6% due primarily to two additional live race days at The Meadows in 2006 compared to 2005.

- Southern U.S. operations below the prior year by $4.5 million or 7.0% due to decreased handle and revenues at Lone Star Park due to three fewer live race days in 2006 compared to 2005 and increased competition from racetracks in surrounding states and internet wagering operations.

Pari-mutuel purses, awards and other increased $9.5 million or 3.6% to $276.2 million in 2006, from $266.7 million in 2005, primarily due to increased wagering at Santa Anita Park, Golden Gate Fields and Gulfstream Park for reasons noted above. As a percentage of pari-mutuel wagering revenues, pari-mutuel purses, awards and other remained relatively consistent at 62.4% in 2006 and 62.3% in 2005.

Gaming purses, taxes and other increased $6.1 million to $6.1 million in 2006 as Gulfstream Park's casino facility opened in mid November 2006.

Operating costs in our racing and gaming operations increased $20.0 million to $237.6 million in 2006, from $217.6 million in 2005, primarily due to:

- an increase of $10.0 million in our PariMax operations primarily as a result of the consolidation of AmTote as noted previously;
- an increase of $6.8 million in our Florida operations, primarily due to increased food and beverage operations and operating and marketing costs at Gulfstream Park as a result of the new slots facility;
- an increase of $2.5 million in our Maryland operations as a result of the acquisition of Maryland Turf Caterers as noted previously; and
- an increase of $2.2 million in our California operations due to increased wagering activity at Santa Anita Park as well as additional live race days at Golden Gate Fields as a result of the change in the racing calendar; partially offset by
- a decrease of $1.8 million in our European operations as a result of cost reduction initiatives at Magna Racino™.

As a percentage of total racing and gaming revenues, operating costs remained consistent at 41.7% in both 2006 and 2005.

General and administrative expenses in our racing and gaming operations increased $9.5 million to $67.0 million in 2006, from $57.5 million in 2005. The increase is primarily attributable to increased costs at our Corporate office as a result of $2.7 million in severance for three senior executives at our Corporate office, which includes $0.7 million of stock-based compensation and an additional $0.7 million of costs relating to stock-based compensation for other executives and employees. With the implementation of SFAS 123(R) on January 1, 2006, we are now required to expense stock-based compensation, whereas historically, we have provided only pro-forma disclosure of stock-based compensation expense. General and administrative expenses also increased in our PariMax operations with the consolidation of AmTote as previously noted.

As a percentage of total racing and gaming revenues, general and administrative expenses increased from 11.0% in 2005 to 11.8% in 2006 primarily due to additional costs at our Corporate office for severance and stock option arrangements and at AmTote.

Real estate and other operations

Revenues from real estate and other operations increased $0.3 million from $4.6 million in 2005 to $4.9 million in 2006. The increase in revenues is attributable to increased housing unit sales at our European residential housing development in 2006 compared to the prior year. Real estate and other operating costs and general and administrative expenses decreased from $4.9 million in 2005 to $4.0 million in 2006 primarily due to the recognition of a $0.9 million recovery of warranty costs in 2006 from a third party for costs incurred with respect to previously built housing units.

Predevelopment, pre-opening and other costs

Predevelopment, pre-opening and other costs increased $1.1 million from $9.5 million in 2005 to $10.6 million in 2006. Predevelopment, pre-opening and other costs incurred in 2006 represent $3.0 million incurred in the expensing of deferred development costs incurred related to the Romulus, Michigan racing license, $2.5 million pursuing alternative gaming opportunities, $1.5 million incurred pursuing certain financing initiatives, $1.5 million of costs relating to development initiatives undertaken to enhance our racing operations and $2.1 million of pre-opening costs incurred in the opening of the Gulfstream Park casino facility. In 2005, the predevelopment, pre-opening and other costs incurred represented costs of $6.1 million pursuing alternative gaming opportunities, $1.0 million of legal costs relating to protection of our distribution rights, $0.6 million on the write-off of information technology costs which were determined to have no future benefit, $0.4 million of costs relating to the Laurel Park redevelopment and $1.4 million of costs relating to development initiatives undertaken to enhance our racing operations.

Depreciation and amortization

Depreciation and amortization increased $5.6 million from $33.4 million in 2005 to $39.0 million in 2006, primarily due to increased depreciation on the clubhouse facility at Gulfstream Park which was substantially completed in the first quarter of 2006.

Interest income and expense

Our net interest expense increased $25.1 million to $57.8 million in 2006 from $32.6 million in 2005. The higher net interest expense is primarily attributable to borrowings on a bridge loan facility and the Gulfstream Park project financings with MID. Prior to completion of the Gulfstream Park redevelopment, interest on these financings were capitalized to the redevelopment project. In 2006, $2.6 million of interest was capitalized with respect to projects under development, compared to $5.7 million in 2005.

Write-down of long-lived assets

The write-down of long-lived assets in 2006 of $88.6 million is comprised of a $76.2 million write-down of Magna Racino™'s long-lived assets, a $11.2 million write-down on The Meadows' long-lived assets as a result of the transaction with Millennium-Oaktree and a $1.3 million write-down on our Canadian residential development real estate. We tested Magna Racino™'s long-lived assets for impairment upon completion of its 2007 business plan. We used an expected present value approach of estimated future cash flows, including a probability-weighted approach in considering the likelihood of possible outcomes, and external valuation reports, to determine the fair value of the long-lived assets. Based on this analysis, a non-cash write-down of $76.2 million was required. Subsequent to December 31, 2006, we disposed of all of our interests and rights in a 34 acre parcel of residential development land in Aurora, Ontario, Canada for cash consideration of Cdn. $12.0 million (U.S. $10.1 million). Based on this transaction, which established a fair value for the land, we recognized a non-cash impairment loss of $1.3 million related to this property. There were no write-downs of long-lived assets in 2005.

Equity loss (income)

Equity loss in 2006 of $0.5 million decreased $1.6 million from equity income of $1.1 million in 2005. In 2006, our equity loss represents losses incurred in our investment in Racing World, partially offset by equity income earned from our initial 30% equity investment in AmTote until July 26, 2006. In 2005, our equity earnings represented earnings from our initial 30% equity investment in AmTote.

Gain on sale of intangible assets related to The Meadows

The gain on sale of intangible assets related to The Meadows in 2006 of $126.4 million represents the gain recognized on The Meadows' transaction with Millennium-Oaktree, which was completed on November 14, 2006.

Income tax benefit

We recorded an income tax benefit of $7.1 million on a loss from continuing operations before income taxes of $86.7 million in 2006, whereas in 2005, we recorded an income tax benefit of $1.2 million on a loss from continuing operations before income taxes of $94.3 million. The income tax benefit in 2006 of $7.1 million represents the reversal of net future tax liabilities associated with temporary differences related to Magna Racino™'s long-lived assets which were written down, partially offset by income tax expense recognized in certain U.S. operations. The income tax benefit in 2005 of $1.2 million represents primarily certain Austrian income tax losses benefited, partially offset by income tax expense recognized by certain U.S. operations.

Discontinued operations

Discontinued operations in 2006 include the operations of Remington Park in Oklahoma, Thistledown in Ohio, Portland Meadows in Oregon and Great Lakes Downs in Michigan, which are held for sale at December 31, 2006, the Fontana Golf Club, the sale of which was completed on November 1, 2006, the Magna Golf Club, the sale of which was completed on August 25, 2006, the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006. In addition to Remington Park, Thistledown, Portland Meadows, Great Lakes Downs, Fontana Golf Club, the Magna Golf Club and the operations of the restaurant and related real estate in the United States, discontinued operations in 2005, also include Flamboro Downs, the sale of which was completed on October 19, 2005, and the Maryland-Virginia Racing Circuit, Inc., the sale of which was completed on September 30, 2005. The following table presents the results of operations from discontinued operations for 2006 and 2005:

	Years ended December 31,	
	2006	**2005**
Revenues	$ 142,534	$ 120,475
Costs and expenses	133,303	113,999
	9,231	6,476
Predevelopment, pre-opening and other costs	3,557	2,388
Depreciation and amortization	7,069	6,574
Interest expense, net	4,984	4,085
Impairment loss recorded on disposition (i)(ii)	1,202	14,961
Loss before gain on disposition	(7,581)	(21,532)
Gain on disposition (iii)(iv)	1,495	9,837
Loss before income taxes	(6,086)	(11,695)
Income tax expense	1,653	492
Loss from discontinued operations	$ (7,739)	$ (12,187)

(i) Given that the sale of the Magna Golf Club on August 25, 2006 established fair values for certain assets, we performed impairment testing of these assets. Based on this analysis, a non-cash impairment loss of $1.2 million was required, which was equal to the excess of our carrying value of the assets disposed over their fair values at the date of disposition.

(ii) Upon entering into an agreement in principle with Great Canadian Gaming Corporation in July 2005 for the disposition of Flamboro Downs, which established fair values for certain assets, we performed impairment testing of these assets. Based on this analysis, a non-cash impairment charge of $15.0 million before income taxes or $12.5 million after income taxes, was required of Flamboro Downs' racing license in the year ended December 31, 2005.

(iii) The gain on disposition of $1.5 million represents the gain recognized on the sale of a restaurant and related real estate in the United States on May 26, 2006.

(iv) The gain on disposition of $9.8 million represents the gain recognized on the disposition of the investment in Maryland-Virginia Racing Circuit, Inc. on September 30, 2005.

Year Ended December 31, 2005 Compared to December 31, 2004

Racing and gaming operations

In 2005, we operated our continuing operations racetracks for 104 fewer live race days compared to the prior year, primarily due to the expiration of the Bay Meadows lease and fewer live race days at Golden Gate Fields and Gulfstream Park due to reductions in awarded live race days, partially offset by the resumption of the quarter horse meet at Lone Star Park in 2005, which was cancelled in the prior year as the track hosted the Breeders' Cup™ in 2004.

In 2005, revenues from our racing and gaming operations decreased $69.5 million or 11.7% to $522.0 million, compared to $591.5 million in 2004, primarily due to:

- California revenues below the prior year by $69.3 million or 26.2% due to:
  - the expiry of the Bay Meadows lease on December 31, 2004;
  - nine fewer live race days at Golden Gate Fields due to a change in the racing calendar; and
  - lower levels of handle and gross wagering at Santa Anita Park as a result of significant rainfall in Southern California in the first quarter of 2005, which resulted in the cancellation of a live race day and significantly reduced the number of races on the turf course. Turf course races typically generate higher levels of wagering;
- Southern U.S. operations below the prior year by $6.8 million or 9.5% due to reductions in attendance and wagering at Lone Star Park due to increased competition from nearby casinos, decreased horse population as a result of intense competition for horses and higher purse offerings at neighboring tracks;
- Florida revenues below the prior year by $5.5 million or 6.9% due to the disruption of the racing operations as a result of the redevelopment project at Gulfstream Park. The live race meet conducted in the first half of 2005 operated out of temporary facilities and best efforts were made to minimize the negative impact of the disruption;
- Northern U.S. operations below the prior year by $3.0 million or 7.0% due primarily to the expiry of the Multnomah Greyhound Park lease on December 31, 2004;
- Increased revenues in our Maryland operations, where revenues were above the prior year by $8.7 million or 8.5% due to a record setting Preakness® in terms of admissions, handle and wagering and as a result of the new turf course at Laurel Park, which since being available for racing, has resulted in increased field sizes and increased handle;
- Increased revenues in our European operations, where revenues were above the prior year by $2.6 million or 35.9% due to the opening of the Magna Racino™ in the second quarter of 2004; and
- Increased revenues in our PariMax operations, where revenues were above the prior year by $4.3 million or 14.3% due to increased wagering activity through MagnaBet™ and additional advertising revenues generated by HRTV™.

Pari-mutuel purses, awards and other decreased $26.8 million or 9.1% to $266.7 million in 2005, from $293.4 million in 2004, primarily due to the expiry of the Bay Meadows and Multnomah Greyhound Park leases, fewer live race days at Golden Gate Fields and decreased wagering at Santa Anita Park, Gulfstream Park and Lone Star Park for reasons noted above, partially offset by an increase in pari-mutuel taxes at XpressBet® as a result of a $1.6 million provision for state pari-mutuel taxes for 2003, 2004 and 2005, which was recorded in 2005. As a percentage of pari-mutuel wagering revenues, pari-mutuel purses, awards and other increased from 60.5% in 2004 to 62.3% in 2005, primarily due to lower pari-mutuel wagering revenues and the increase in pari-mutuel taxes at XpressBet® as noted above.

Operating costs in our racing and gaming operations decreased $26.2 million to $217.6 million in 2005, from $243.8 million in 2004, primarily due to:

- a decrease of $23.3 million in our California operations primarily as a result of the expiry of the Bay Meadows lease;
- a decrease of $4.9 million in our Southern U.S. operations primarily due to reduced marketing costs and other expense reductions at Lone Star Park;
- a decrease of $2.8 million in our Northern U.S. operations primarily due to the expiry of the Multnomah Greyhound Park lease on December 31, 2004;
- a decrease of $1.3 million in our PariMax operations primarily due to cost saving initiatives; partially offset by
- an increase of $3.1 million in our Maryland operations primarily due to a $1.9 million provision for an amount due from the horsemen with respect to their contribution to the costs of simulcasting in 2004 and 2005 as well as increased costs incurred to generate additional revenues at the Preakness®; and
- an increase of $3.2 million in our Florida operations as cost savings and expense reductions were offset by $5.7 million of amortization relating to the temporary facility construction costs at Gulfstream Park, which were amortized over Gulfstream Park's 2005 race meet.

As a percentage of total racing and gaming revenues, operating costs increased from 41.2% in 2004 to 41.7% in 2005, primarily as a result of the decline in racing revenues.

General and administrative expenses in our racing and gaming operations decreased $3.8 million to $57.5 million in 2005, from $61.3 million in 2004, primarily due to:

- a decrease of $5.4 million as a result of the expiry of the Bay Meadows lease; offset by
- an increase of $2.3 million in our European operations due to the start-up during 2004 of Magna Racino™ compared to a full year of operations in 2005; and
- increases at several of our facilities as a result of increased health and benefit costs.

As a percentage of total racing and gaming revenues, general and administrative expenses increased from 10.4% in 2004 to 11.0% in 2005 due primarily to the decline in racing revenues.

Real estate and other operations

Revenues from real estate and other operations decreased $16.3 million from $20.9 million in 2004 to $4.6 million in 2005. The decrease in revenues is primarily attributable to the fact that in 2004, four Non-Core Real Estate properties were sold which generated revenues of $16.4 million and income before income taxes of $9.6 million, whereas in 2005, there were no sales of Non-Core Real Estate.

Predevelopment, pre-opening and other costs

Predevelopment, pre-opening and other costs decreased $8.8 million from $18.3 million in 2004 to $9.5 million in 2005. Predevelopment, pre-opening and other costs incurred in 2005 represented costs of $6.1 million pursuing alternative gaming opportunities, $1.0 million of legal costs relating to protection of our distribution rights, $0.6 million on the write-off of information technology costs which were determined to have no future benefit, $0.4 million of costs relating to the Laurel Park redevelopment and $1.4 million of costs relating to development initiatives undertaken to enhance our racing operations. In 2004, the predevelopment, pre-opening and other costs incurred represented costs of $11.3 million pursuing alternative gaming opportunities, $2.7 million on the development of a simplified wagering machine, $1.3 million of costs relating to the Laurel Park redevelopment and $3.0 million of costs relating to developmental initiatives undertaken to enhance our racing operations.

Depreciation and amortization

Depreciation and amortization increased $2.2 million from $31.3 million in 2004 to $33.4 million in 2005, primarily due to increased depreciation in our European operations primarily at the Magna Racino™, which commenced operations and depreciation of fixed assets on April 4, 2004 and increased depreciation at certain of our facilities on recent fixed asset additions.

Interest income and expense

Our net interest expense in 2005 increased $10.7 million to $32.6 million from $21.9 million in 2004. The higher net interest expense is primarily attributable to increased borrowings on our senior secured revolving credit facility and on a bridge loan facility with MID. In 2005, $5.7 million of interest was capitalized with respect to projects under development, compared to $4.0 million in 2004.

Write-down of long-lived assets

During 2004, we commenced a major redevelopment of the Gulfstream Park racetrack and the racing surfaces at Laurel Park. As a result, we recognized a non-cash write-down of $26.3 million related to Gulfstream Park's long-lived assets and $0.4 million related to Laurel Park's long-lived assets in connection with these redevelopments.

Income tax benefit

We recorded an income tax benefit of $1.2 million on a loss from continuing operations before income taxes of $94.3 million in 2005, whereas in 2004, we recorded an income tax benefit of $4.9 million on a loss from continuing operations before income taxes of $96.9 million. The income tax benefit in 2005 of $1.2 million represents primarily certain Austrian income tax losses benefited, partially offset by income tax expense recognized by certain U.S. operations. The income tax benefit in 2004 of $4.9 million represents a reduction in enacted income tax rates in Austria, which resulted in a revaluation of our European net future tax liabilities, partially offset by income tax expense recognized by certain U.S. operations.

Discontinued operations

Discontinued operations in 2005 and 2004 include the operations of Remington Park in Oklahoma, Thistledown in Ohio, Portland Meadows in Oregon and Great Lakes Downs in Michigan, which are held for sale at December 31, 2005, the Fontana Golf Club, the sale of which was completed on November 1, 2006, the Magna Golf Club, the sale of which was completed on August 25, 2006, the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006, Flamboro Downs, the sale of which was completed on October 19, 2005, and the Maryland-Virginia Racing Circuit, Inc., the sale of which was completed on September 30, 2005. The following table presents the results of operations from discontinued operations for 2005 and 2004:

	Years ended December 31,	
	2005	**2004**
Revenues	$ 120,475	$ 119,125
Costs and expenses	113,999	108,942
	6,476	10,183
Predevelopment, pre-opening and other costs	2,388	2,237
Depreciation and amortization	6,574	6,237
Interest expense, net	4,085	2,164
Impairment loss recorded on disposition (i)	14,961	–
Loss before gain on disposition	(21,532)	(455)
Gain on disposition (ii)	9,837	–
Loss before income taxes	(11,695)	(455)
Income tax expense	492	3,270
Loss from discontinued operations	$ (12,187)	$ (3,725)

(i) Upon entering into an agreement in principle with Great Canadian Gaming Corporation in July 2005 for the disposition of Flamboro Downs, which established fair values for certain assets, we performed impairment testing of these assets. Based on this analysis, a non-cash impairment charge of $15.0 million before income taxes or $12.5 million after income taxes, was required of Flamboro Downs' racing license in the year ended December 31, 2005.

(ii) The gain on disposition of $9.8 million represents the gain recognized on the disposition of the investment in Maryland-Virginia Racing Circuit, Inc. on September 30, 2005.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2007, we had a working capital deficiency of $162.2 million and had $209.4 million of debt that matures in 2008. Also, we continue to experience operational losses. Accordingly, unless we are able to generate increased cash flows through improvements in the operation of our business, assets sales or strategic transactions as contemplated by our Plan or otherwise and/or renewal, extension or replacement of our current financing arrangements, none of which are assured, we may not be able to generate cash flows that are adequate to sustain the operations of the business and pay our secured and unsecured creditors when due.

Cash Flows

Year Ended December 31, 2007

Operating activities

Cash used in operations before changes in non-cash working capital balances decreased $0.8 million from $69.1 million in 2006 to $68.2 million in 2007, due to an increase in items not involving current cash flows, partially offset by an increase in loss from continuing operations. In 2007, cash provided from non-cash working capital balances was $6.4 million compared to cash provided from non-cash working capital balances of $5.2 million in 2006. Cash provided from non-cash working capital balances of $6.4 million in 2007 is primarily due to an increase in income taxes payable and other accrued liabilities, partially offset by an increase in accounts receivable at December 31, 2007 compared to the respective balances at December 31, 2006.

Investing activities

Cash provided from investing activities in 2007 was $16.6 million, including $95.7 million of proceeds received on the disposal of real estate properties and fixed assets, partially offset by $74.4 million of expenditures on real estate property and fixed assets and $4.7 million of expenditures on other asset additions. Expenditures on real estate property and fixed asset additions in 2007 of $74.4 million consisted of $19.9 million on the Gulfstream Park casino facilities, $20.7 million on the installation of synthetic racing surfaces at Santa Anita Park and Golden Gate Fields, $8.2 million on maintenance capital improvements, $7.2 million on the Gulfstream Park redevelopment, $10.8 million on equipment and terminals at AmTote primarily related to new totalisator service contracts and $7.6 million of expenditures related to other racetrack property enhancements, infrastructure and development costs on certain of our properties and PariMax operations.

Financing activities

Cash provided from financing activities was $41.9 million in 2007 arising from proceeds from bank indebtedness of $73.8 million, proceeds from indebtedness and long-term debt with our parent company of $52.4 million, proceeds of other long-term debt of $13.8 million and issuance of share capital of $19.6 million, partially offset by repayment of other long-term debt of $73.6 million, repayment of bank indebtedness of $41.1 million and repayment of long-term debt with our parent company of $3.0 million. The proceeds from indebtedness and long-term debt with our parent company of $52.4 million consists of $33.8 million on the bridge loan, $5.4 million on the second tranche of the Gulfstream Park project financing arrangement and $13.2 million on the third tranche of the Gulfstream Park project financing arrangement.

Year Ended December 31, 2006

Operating activities

Cash used in operations before changes in non-cash working capital increased $6.2 million from a use of cash of $62.9 million in 2005 to a use of cash of $69.1 million in 2006, due primarily to a decrease in items not involving current cash flows, partially offset by an improvement in net loss from continuing operations. In 2006 and 2005, cash provided from non-cash working capital balances was consistent at $5.2 million.

Investing activities

Cash provided from investing activities in 2006 was $96.6 million, and included $171.8 million of net proceeds on The Meadows transaction and $14.5 million of net proceeds received on the disposal of real estate properties, fixed and other assets, partially offset by expenditures of $80.4 million on real estate property and fixed assets and $9.3 million on the acquisition of AmTote. Expenditures on real estate property and fixed asset additions in 2006 of $80.4 million consisted of $43.5 million on the Gulfstream Park redevelopment, $15.8 million on the Gulfstream Park gaming facility, $6.4 million on maintenance capital improvements and $14.7 million of expenditures related to other racetrack property enhancements, infrastructure and development costs on certain of our properties and technology operations.

Financing activities

Cash used in financing activities was $58.5 million in 2006, and included repayment of indebtedness and long-term debt with parent of $111.8 million, repayment of bank indebtedness of $39.9 million and repayment of long-term debt of $15.8 million, partially offset by proceeds of $77.3 million from advances and long-term debt with our parent company, proceeds on bank indebtedness of $19.1 million and the issuance of long-term debt of $12.6 million. The proceeds from indebtedness and long-term debt with our parent company of $77.3 million consists of $34.6 million on the bridge loan, $24.6 million on the first tranche of the Gulfstream Park project financing arrangement and $18.1 million on the second tranche of the Gulfstream Park project financing arrangement.

Year Ended December 31, 2005

Operating activities

Cash used in operations before changes in non-cash working capital increased $14.2 million to a use of cash of $62.9 million in 2005 from a use of cash of $48.8 million in 2004, primarily due to a decrease in items adjusting net loss to net cash. In 2005, cash provided from non-cash working capital balances was $5.2 million, compared to cash provided from non-cash working capital balances of $0.6 million in 2004. Cash provided from non-cash working capital balances of $5.2 million in 2005 is primarily due to a net increase in accounts payable, other accrued liabilities and amounts due from parent, partially offset by a decrease in accounts receivable and income taxes receivable at December 31, 2005 compared to the respective balances at December 31, 2004.

Investing activities

Cash used for investing activities in 2005 was $118.6 million, including expenditures of $123.0 million on real estate property and fixed asset additions and $1.4 million on other asset additions, partially offset by $5.8 million of net proceeds received on the disposal of real estate properties and fixed assets. Expenditures on real estate property and fixed asset additions in 2005 of $123.0 million consisted of $91.0 million on the Gulfstream Park redevelopment, $11.0 million at The Maryland Jockey Club, $7.8 million on maintenance capital improvements and $13.2 million of expenditures related to other racetrack property enhancements, infrastructure and development costs on certain of our properties and technology operations.

Financing activities

Cash provided from financing activities was $124.2 million in 2005 arising from indebtedness and long-term debt from our parent company of $136.8 million, net advances on our bank indebtedness of $2.8 million and an issuance of long-term debt of $0.2 million, partially offset by repayment of long-term debt of $15.6 million. The proceeds from indebtedness and long-term debt with our parent company of $136.8 million consists of $70.6 million on the bridge loan and $66.2 million on the first tranche of the Gulfstream Park project financing arrangement. The issuance of debt of $0.2 million represents an equipment loan at The Maryland Jockey Club. The net advances of $2.8 million on our bank indebtedness relates to a $3.0 million bank term line of credit at one of our European subsidiaries.

WORKING CAPITAL, CASH AND OTHER RESOURCES

Our net working capital deficiency was $162.2 million at December 31, 2007, compared to $94.2 million at December 31, 2006. The increase in working capital deficiency at December 31, 2007 compared to the same date in 2006, is primarily due to the amendment to our Gulfstream Park project financing arrangement which requires us to repay $100.0 million to MID by May 31, 2008, as well as borrowings on the Bridge Loan. At December 31, 2007, we had cash and cash equivalents of $34.3 million, bank indebtedness of $39.2 million and total shareholders' equity of $362.7 million.

Bank indebtedness

We have a $40.0 million senior secured revolving credit facility with a Canadian financial institution, which was scheduled to mature on January 31, 2008, but on January 31, 2008 was amended and extended to February 29, 2008 and on February 28, 2008 was further extended to March 31, 2008. The credit facility is available by way of U.S. dollar loans and letters of credit. Loans under the facility bear interest at the U.S. Base rate plus 5% or the London Interbank Offered Rate ("LIBOR") plus 6%. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of our subsidiaries. At December 31, 2007, we had borrowings of $34.9 million under the credit facility and had issued letters of credit totaling $4.3 million, such that $0.8 million of the loan facility was unused and available.

One of our wholly-owned subsidiaries, The Santa Anita Companies, Inc. ("SAC"), has a $7.5 million revolving loan agreement under its existing credit facility with a U.S. financial institution. While the maturity date is October 31, 2012, there is a requirement for the facility to be fully repaid for a period of 60 consecutive days during each year. The revolving loan agreement is guaranteed by our wholly-owned subsidiary, the Los Angeles Turf Club, Incorporated ("LATC") and is secured by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC, the racetrack operator, and SAC and a pledge of all of the outstanding capital stock of LATC and SAC. Loans under the agreement bear interest at the U.S. Prime rate. At December 31, 2007, we had borrowings of $3.5 million under the revolving loan agreement.

One of our wholly-owned subsidiaries, AmTote, has a $3.0 million revolving credit facility with a U.S. financial institution, which matures on May 1, 2008, and is secured by a first charge on the assets and a pledge of stock of AmTote. Loans under the facility are available by way of U.S. dollar loans and letters of credit, bearing interest at LIBOR plus 2.75%. At December 31, 2007, we had borrowed $0.8 million under the revolving credit facility, such that $2.2 million of the facility was unused and available.

Long-term and related party debt

Bridge Loan

On September 12, 2007, we entered into the Bridge Loan pursuant to which up to $80.0 million of financing will be made available, subject to certain conditions. The Bridge Loan matures on May 31, 2008, is non-revolving and bears interest at a rate of LIBOR plus 11.0% per annum. On February 29, 2008, as we had not entered into agreements acceptable to MID for asset sales that would yield aggregate net proceeds sufficient to repay the entire outstanding loan amount, the interest rate increased by an additional 1.0% per annum. An arrangement fee of $2.4 million was paid to MID on closing and there is a commitment fee equal to 1.0% per annum (payable in arrears) on the undrawn portion of the $80.0 million maximum loan commitment. In addition, on February 29, 2008, there was an additional arrangement fee equal to 1.0% of the maximum principal amount then available under this facility.

The Bridge Loan is required to be repaid by way of the payment of the net proceeds of any asset sale, any equity offering (other than the Fair Enterprise Private Placement) or any debt offering, subject to specified amounts required to be paid to eliminate other prior-ranking indebtedness. The Bridge Loan is secured by essentially all of our assets and by guarantees provided by certain of our subsidiaries. The guarantees are secured by charges over the lands owned by Golden Gate Fields, Santa Anita Park and Thistledown, and charges over the lands in Dixon, California and Ocala, Florida, as well as by pledges of the shares of certain of our subsidiaries. The Bridge Loan is also cross-defaulted to all other obligations to MID and to other significant indebtedness of the Company and certain of our subsidiaries.

During 2007, we received loan advances of $38.0 million, incurred interest expense and commitment fees of $1.2 million, and repaid interest and commitment fees of $0.8 million, such that at December 31, 2007, $38.4 million was outstanding under the Bridge Loan, including $0.2 million of accrued interest and commitment fees payable. During 2007, we incurred $4.2 million of loan origination costs and amortized $1.8 million of loan origination costs, such that at December 31, 2007, $2.5 million of net loan origination costs have been recorded as a reduction of the outstanding loan balance. The loan balance is being accreted to its face value over the term to maturity.

Pursuant to the terms of the Bridge Loan, advances after January 15, 2008 are subject to MID being satisfied that our $40.0 million senior secured revolving credit facility will be further extended to at least April 30, 2008 or that satisfactory refinancing of that facility has been arranged. As our senior secured revolving credit facility was extended to March 31, 2008, MID has waived this condition for advances between January 15, 2008 and March 31, 2008.

Gulfstream Park and Remington Park Project Financings

In December 2004, certain of our subsidiaries entered into a $115.0 million project financing arrangement with a subsidiary of MID, for the reconstruction of facilities at Gulfstream Park. This project financing arrangement was amended on July 22, 2005 in connection with the Remington Park loan as described below. The project financing was made by way of progress draw advances to fund reconstruction. The loan has a ten-year term from the completion date of the reconstruction project, which was February 1, 2006. Prior to the completion date, amounts outstanding under the loan bore interest at a floating rate equal to 2.55% per annum above MID's notional cost of borrowing under its floating rate credit facility, compounded monthly. After the completion date, amounts outstanding under the loan bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, interest was capitalized to the principal balance of the loan. Commencing January 1, 2007, we are required to make monthly blended payments of principal and interest based on a 25-year amortization period commencing on the completion date. The loan contains cross-guarantee, cross-default and cross-collateralization provisions. The loan is guaranteed by our subsidiaries that own and operate Remington Park and the Palm Meadows Training Center ("Palm Meadows") and is collateralized principally by security over the lands forming part of the operations at Gulfstream Park, Remington Park and Palm Meadows and over all other assets of Gulfstream Park, Remington Park and Palm Meadows, excluding licenses and permits. During 2007, we received no loan advances, incurred interest expense of $13.7 million, repaid interest of $12.5 million and repaid outstanding principal of $2.5 million, such that at December 31, 2007, $133.5 million was outstanding under this project financing arrangement, including $1.1 million of accrued interest payable. At December 31, 2007, net loan origination expenses of $3.2 million have been recorded as a reduction of the outstanding loan balance. The loan balance is being accreted to its face value over the term to maturity.

On July 26, 2006, the Gulfstream Park project financing arrangement was amended to add an additional tranche of $25.8 million, plus lender costs and capitalized interest, to fund the design and construction of phase one of the slots facility to be located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of approximately 500 slot machines. The second tranche of the Gulfstream Park financing has a five-year term and bears interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, interest on this tranche was capitalized to the principal balance of the loan. Beginning January 1, 2007, this tranche requires blended payments of principal and interest based on a 25-year amortization period commencing on that date. Advances related to phase one of the slots facility were made available by way of progress draw advances and there is no prepayment penalty associated with this tranche. The Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, to be used to repay the additional principal amount being made available under the new tranche. A lender fee of $0.3 million (1% of the amount of this tranche) was added to the principal amount of the loan as consideration for the amendments. During 2007, we received loan advances of $5.5 million, incurred interest expense of $2.4 million, repaid accrued interest of $2.2 million, and repaid outstanding principal of $0.4 million, such that at December 31, 2007, $24.7 million was outstanding under this project financing arrangement, including $0.2 million of accrued interest payable.

At December 31, 2007, net loan origination expenses of $0.4 million have been recorded as a reduction of the outstanding loan balance. The loan balance is being accreted to its face value over the term to maturity.

On December 22, 2006, the Gulfstream Park project financing arrangement was further amended to add an additional tranche of $21.5 million, plus lender costs and capitalized interest, to fund the design and construction of phase two of the slots facility, as well as related capital expenditures and start-up costs, including the acquisition and installation of approximately 700 slot machines. This third tranche of the Gulfstream Park financing has a five-year term and bears interest at a rate of 10.5% per annum, compounded semi-annually. Prior to May 1, 2007, interest on this tranche was capitalized to the principal balance of the loan. Beginning May 1, 2007, this tranche requires blended payments of principal and interest based on a 25-year amortization period commencing on that date. Advances related to phase two of the slots facility are made available by way of progress draw advances and there is no prepayment penalty associated with this tranche. A lender fee of $0.2 million (1% of the amount of this tranche) was added to the principal amount of the loan as consideration for the amendments on January 19, 2007, when the first funding advance was made available to us. During 2007, we received loan advances of $13.8 million, incurred interest expense of $1.0 million, repaid accrued interest of $0.7 million, and repaid outstanding principal of $0.2 million, such that at December 31, 2007, $13.9 million was outstanding under this project financing arrangement, including $0.1 million of accrued interest payable. At December 31, 2007, net loan origination expenses of $0.3 million have been recorded as a reduction of the outstanding loan balance. The loan balance is being accreted to its face value over the term to maturity.

On September 12, 2007, certain amendments were made to the Gulfstream Park and Remington Park project financings. In return for the lender agreeing to waive any applicable make-whole payments for repayments made under either of the project financings prior to May 31, 2008, the required amendments provide, among other things, that under the Gulfstream Park project financing arrangement: (i) Gulfstream Park's obligations are now guaranteed by MEC; and (ii) $100.0 million of indebtedness under the Gulfstream Park project financings must be repaid by May 31, 2008.

A subsidiary of MID provided project financing of $34.2 million to finance the build-out of the casino facility at Remington Park. Advances under the loan were made by way of progress draw advances to fund the capital expenditures relating to the development, design and construction of the casino facility, including the purchase and installation of electronic gaming machines. The loan has a ten-year term from the completion date of the reconstruction project, which was November 28, 2005. Prior to the completion date, amounts outstanding under the loan bore interest at a floating rate equal to 2.55% per annum above MID's notional cost of LIBOR borrowing under its floating rate credit facility, compounded monthly. After the completion date, amounts outstanding under the loan bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, interest was capitalized to the principal balance of the loan. Commencing January 1, 2007, we are required to make monthly blended payments of principal and interest based on a 25-year amortization period commencing on the completion date. Certain cash from the operations of Remington Park must be used to pay deferred interest on the loan plus a portion of the principal under the loan equal to the deferred interest on the Gulfstream Park construction loan. The loan is secured by all assets of Remington Park, excluding licenses and permits. The loan is also secured by a charge over the Gulfstream Park lands and a charge over Palm Meadows and contains cross-guarantee, cross-default and cross-collateralization provisions. During 2007, we received no loan advances, incurred interest expense of $3.1 million, repaid accrued interest of $2.8 million and repaid outstanding principal of $4.2 million, respectively, such that at December 31, 2007, $27.7 million was outstanding under this project financing arrangement, including $0.2 million of accrued interest payable. At December 31, 2007, net loan origination expenses of $1.2 million have been recorded as a reduction of the outstanding loan balance. The loan balance is being accreted to its face value over the term to maturity.

At December 31, 2007, $4.5 million of the funds we placed into escrow with MID remain in escrow, which is included in "due from parent" on the consolidated balance sheets.

SAC Secured Term Loan Facility

One of our subsidiaries, SAC, has a secured term loan facility that was scheduled to mature on October 8, 2007, but on October 2, 2007, was amended and extended. The principal amendments to the term loan agreement included increasing the amount available under the facility from $60.0 million to $67.5 million, reducing the monthly principal repayments to $0.4 million, extending the maturity date until October 31, 2012 and modifying certain financial covenants. Borrowings under the facility bear interest at LIBOR plus 2.0% per annum. On March 1, 2007, April 27, 2007 and July 26, 2007, we entered into interest rate swap contracts, each with an effective date of October 1, 2007, which fix the rate of interest at 6.98%, 7.06% and 7.24% per annum, respectively, to October 8, 2009 on a notional amount of $10.0 million per contract on the outstanding balance under the SAC term loan facility. Additionally, on October 4, 2007, we entered into an interest rate swap contract, with an effective date of October 8, 2009, which fixes the rate of interest at 7.15% per annum to October 31, 2012 on a notional amount of $23.4 million of the outstanding balance under the SAC term loan facility. The loan facility is guaranteed by LATC, our wholly-owned subsidiary, and is secured by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC, the racetrack operator, and SAC and a pledge of all of the outstanding capital stock of LATC and SAC. The loan contains cross-default provisions with respect to our senior secured revolving credit facility. At December 31, 2007, $66.4 million was outstanding under this fully drawn facility.

8.55% Convertible Subordinated Notes

In June 2003, we issued $150.0 million of 8.55% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of our Class A Stock at a conversion price of $7.05 per share, subject to adjustment under certain circumstances, and mature on June 15, 2010. The notes are redeemable at the principal amount together with accrued and unpaid interest, at our option, under certain conditions in the period from June 2, 2006 to June 1, 2008. At December 31, 2007, all of the notes remained outstanding.

7.25% Convertible Subordinated Notes

In December 2002, we issued $75.0 million of 7.25% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of our Class A Stock at a conversion price of $8.50 per share, subject to adjustment under certain circumstances, and mature on December 15, 2009. The notes were redeemable at the principal amount together with accrued and unpaid interest, at our option, under certain conditions in the period from December 21, 2005 to December 14, 2007. At December 31, 2007, all of the notes remained outstanding.

Other Term Loan Facilities

One of our European subsidiaries has a Euros 15.0 million term loan facility, secured by a first and second mortgage on land in Austria owned by the European subsidiary, which bears interest at the European Interbank Offered Rate ("EURIBOR") plus 2.0% per annum. At December 31, 2007, Euros 15.0 million (U.S. $22.1 million) was outstanding under this fully drawn facility, and is repayable in two installments of Euros 7.5 million each due on February 29, 2008 and December 31, 2008, respectively. In February 2008, the due date for the first installment was extended to March 15, 2008 and on March 12, 2008, the due date for the first installment was further extended to March 31, 2008.

Two of our subsidiaries, which are part of The Maryland Jockey Club, are party to secured term loan facilities that bear interest at the U.S. Prime rate or LIBOR plus 2.6% and 7.7% per annum, respectively. Both term loans have interest rate adjustment clauses that reset to the market rate for U.S. Treasury security of an equivalent term plus 2.6% at set dates prescribed in the agreements. At December 31, 2007, $6.3 million and $3.1 million, respectively, were outstanding under these fully drawn term loan facilities which mature on December 1, 2013 and June 7, 2017, respectively. Both loan facilities are secured by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of The Maryland Jockey Club.

One of our subsidiaries, Pimlico Racing Association, Inc., has a revolving term loan facility that permits the prepayment of outstanding principal without penalty. This facility matures on December 1, 2013, bears interest at either the U.S. Prime rate or LIBOR plus 2.6% per annum and is secured by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of The Maryland Jockey Club. At December 31, 2007, there are no borrowings on this facility as the subsidiary has made prepayments of $8.1 million. Accordingly, the subsidiary is permitted to re-borrow up to this amount.

On July 24, 2007, one of our European subsidiaries amended and extended its Euros 3.9 million bank term loan facility by increasing the amount available under the bank term loan facility of up to Euros 4.0 million, bearing interest at the Euro Overnight Index Average rate ("EONIA") plus 3.0% per annum (previously EONIA plus 1.1% per annum), and extending the term to July 31, 2008. A European subsidiary has provided two first mortgages on real estate properties as security for this term loan. At December 31, 2007, Euros 2.4 million (U.S. $3.6 million) was outstanding under the fully drawn bank term loan facility. In January 2008, we agreed to reduce the amount available under the bank term loan facility to Euros 3.5 million and increase the interest rate to EONIA plus 3.75% per annum.

On May 11, 2007, AmTote completed a refinancing of its existing credit facilities with a new lender. The refinancing included a $3.0 million revolving credit facility to finance working capital requirements, a $4.2 million term loan for the repayment of AmTote's debt outstanding under its existing term loan facilities and an equipment term loan of up to $10.0 million to finance up to 80% of eligible capital costs related to tote service contracts. The term loan facilities bear interest at LIBOR plus 3.0%. Loans under the credit facilities are secured by a first charge on the assets and a pledge of stock of AmTote. The $4.2 million term loan matures on May 11, 2011 and the $10.0 million term loan matures on May 11, 2012. At December 31, 2007, $3.3 million was outstanding under the $4.2 million term loan facility and $2.0 million was outstanding under the equipment term loan facility.

Shelf Registration Statement

On February 21, 2007, we filed a shelf registration statement on Form S-3 (the "U.S. Registration Statement") with the United States Securities and Exchange Commission (the "SEC") and a preliminary short form base shelf prospectus (the "Canadian Prospectus") with the securities commissions in each of the Provinces in Canada (collectively, the "Canadian Securities Commissions"). As the U.S. Registration Statement has been declared effective by the SEC and the Canadian Prospectus has received a final receipt from the Canadian Securities Commissions, we will be able to offer to sell up to U.S. $500.0 million of our equity securities (including stock, warrants, units and, subject to filing a Canadian rights offering circular or prospectus with the Canadian Securities Commissions, rights) from time to time in one or more public offerings or other offerings. The terms of any such future offerings would be established at the time of such offering. The U.S. Registration Statement and Canadian Prospectus are intended to give us the flexibility to take advantage of equity financing opportunities when and if deemed appropriate. There is no assurance when and if an equity financing could be completed.

GOING CONCERN

The consolidated financial statements included with this Report have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. We have incurred net losses of $113.8 million, $87.4 million and $105.3 million for the years ended December 31, 2007, 2006 and 2005, respectively, and had an accumulated deficit of $510.1 million and a working capital deficiency of $162.2 million at December 31, 2007. At December 31, 2007, we had $209.4 million of debt that matures in 2008, including amounts owing under our $40.0 million senior secured revolving credit facility with a Canadian financial institution, which is scheduled to mature on March 31, 2008, and the Bridge Loan, which is scheduled to mature on May 31, 2008, and our obligation to repay $100.0 million of indebtedness under the Gulfstream Park project financings with a subsidiary of MID by May 31, 2008. Accordingly, our ability to continue as a going concern is in substantial doubt and is dependent on generating cash flows that are adequate to sustain the operations of our business, renewing or extending current financing arrangements and meeting our obligations with respect to secured and unsecured creditors, none of which is assured. If we are unable to repay our obligations when due, other current and long-term debt will also become due on demand as a result of cross-default provisions within loan agreements, unless we are able to obtain waivers or extensions. On September 12, 2007, our Board of Directors approved the Plan, which was designed to eliminate net debt by December 31, 2008 by generating funding from the sale of assets, entering into strategic transactions involving certain of our racing, gaming and technology operations, and a possible future equity issuance. The success of the Plan is not assured. To address short-term liquidity concerns and provide sufficient time to implement the Plan, we arranged $100.0 million of funding, comprised of (i) the Fair Enterprise Private Placement; and (ii) the Bridge Loan. Although we continue to implement our Plan, the sale of assets under the debt elimination plan is taking longer than originally contemplated. As a result, we will likely need to seek additional funds in the short-term from one or more possible sources. The availability of such additional funds is not assured and, if available, the terms thereof are not determinable at this time. Accordingly, the consolidated financial statements included with this Report do not give effect to any adjustments to recorded amounts and their classification, which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

In order to fund operations, implement our strategic plan and capitalize on future growth opportunities, we will be required to seek additional financing and funds from one or more possible sources, which may include MID, through means such as asset sales, project financings for racing and/or alternative gaming developments, investments by partners in certain of our racetracks and other business operations and debt or equity offerings through public or private sources. If additional financing or other sources of funds are not available to us as needed, or are not available on terms that are acceptable to us, our ability to continue as a going concern, add alternative gaming to our racetracks where and when permitted or improve and expand our operations as planned may be adversely affected.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Our commitments to make future payments consist primarily of repayments of long-term debt including capital lease obligations, amounts due to our parent, obligations under operating and facility leases, construction commitments and other long-term liabilities. Our contractual obligations and commitments at December 31, 2007 are as follows:

($ thousands)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Long-term debt	32,600	13,799	57,718	3,048	107,165
Capital lease obligations[i]	1,452	2,904	3,049	25,463	32,868
Amounts due to Parent	137,400	2,238	2,746	88,266	230,650
Convertible subordinated notes	–	225,000	–	–	225,000
Operating leases[ii]	2,182	3,497	1,056	–	6,735
Facility leases[iii]	2,311	3,491	2,280	24,328	32,410
Construction and development project commitments	4,157	–	–	–	4,157
Joint venture funding[iv]	2,480	2,548	–	–	5,028
Other liabilities[v]	469	–	–	–	469
	183,051	253,477	66,849	141,105	644,482

(i) The racetrack and associated land under capital lease at Lone Star Park at Grand Prairie is included in the Grand Prairie Metropolitan Utility and Reclamation District ("GPMURD"). Lone Star Park entered into an agreement with GPMURD whereby it is required to make certain payments to GPMURD in lieu of property taxes. Such payments include amounts necessary to cover GPMURD operating expenses and debt service for certain bonds issued by GPMURD to fund improvements on the land up to the debt service requirements. Lone Star Park incurred $1.7 million in regards to this arrangement in 2007. The capital lease has an imputed interest rate of 8.5%, matures on April 1, 2027 and is secured by the buildings and improvements at Lone Star Park.

(ii) Operating lease obligations do not include contingent rental payments and represent primarily obligations for totalisator and other equipment under lease, rental or service agreements. Contingent rental payments are typically dependent upon handle, live race days and other factors.

(iii) Facilities lease obligations do not include contingent rental payments and represent primarily obligations for premises under lease or rental agreements. Contingent payments are typically dependent on handle and revenues.

(iv) Joint venture funding represents our obligations with respect to funding the HRTV, LLC joint venture to October 1, 2009.

(v) Other liabilities includes our expected 2008 pension and postretirement benefit contributions. Required pension and postretirement benefit contributions for years beyond 2008 depend on certain factors that cannot be reasonably determined at this time.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary exposure to market risk related to financial instruments (or the risk of loss arising from adverse changes in market rates and prices, including interest rates, foreign currency exchange rates and commodity prices) is with respect to our investments in companies with a functional currency other than the U.S. dollar. Fluctuations in the U.S. dollar exchange rate relative to the Canadian dollar and the Euro will result in fluctuations in shareholders' equity and comprehensive income (loss). We have generally not entered into derivative financial arrangements for currency hedging purposes, and have not and will not enter into such arrangements for speculative purposes.

Additionally, we are exposed to interest rate risk. Interest rates are sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control.

Our future earnings, cash flows and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as the U.S. Prime rate, LIBOR and EURIBOR. Based on interest rates at December 31, 2007 and our current credit and debt facilities, a 1% per annum increase or decrease in interest rates on our credit facilities and other variable rate borrowings would not materially affect our annual future earnings and cash flows. Based on borrowing rates currently available to us, the carrying amount of our debt approximates its fair value.

In order to mitigate a portion of the interest rate risk associated with the SAC term loan facility, we have entered into the four interest rate swap contracts described under "Long-term and related party debt".

ACCOUNTING CHANGE

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". FIN 48 requires an entity to recognize the tax benefit of uncertain tax positions only when it is more likely than not, based on the position's technical merits, that the position would be sustained upon examination by the respective taxing authorities. The tax benefit is measured as the largest benefit that is more than fifty-percent likely of being realized upon final settlement with the respective taxing authorities. Effective January 1, 2007, we adopted the provisions of FIN 48 on a retroactive basis, which did not result in any charge to accumulated deficit as a cumulative effect of an accounting change or adjustment to the liability for unrecognized tax benefits. Accordingly, the adoption of FIN 48 did not have an effect on our results of operations or financial position. It is our policy to account for interest and penalties associated with income tax obligations as a component of income tax expense. We did not recognize any interest and penalties as provision for income taxes in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2007 as the maximum interest and penalty period have elapsed.

As of December 31, 2007, we had $4.0 million of unrecognized income tax benefits and $0.3 million of related accrued interest and penalties (net of any tax effect) and $0.3 million of foreign exchange, $2.6 million of which could ultimately reduce our effective tax rate. We are currently under audit in Austria. Although it is not possible to accurately predict the timing of the conclusion of the audit, we anticipate that the Austrian audit relating to the years 2002 through 2005 will be completed before the end of 2008. Given the stage of completion of the audit, we are unable to estimate the range of any possible changes to unrecognized income tax benefits the audit may cause over the next year. In addition, we do not anticipate any other significant changes to unrecognized income tax benefits over the next year.

As of January 1, 2008, the following tax years remained subject to examination by the major tax jurisdictions:

Major Jurisdictions	Open Years
Austria	2002 through 2007
Canada	2001 through 2007
United States	2003 through 2007

We are subject to income taxes in many state and local taxing jurisdictions in the U.S. and Canada, many of which are still open to tax examinations. Management does not believe these represent a significant financial exposure to the Company.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. We are currently reviewing SFAS 157, but have not yet determined the impact on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, "The Fair Value Option for Financial Assets and Liabilities" ("SFAS 159"). SFAS 159 allows companies to voluntarily choose, at specified election dates, to measure certain financial assets and liabilities, as well as certain non-financial instruments that are similar to financial instruments, at fair value (the "fair value option"). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, SFAS 159 specifies that all subsequent changes in fair value for that instrument be reported in income. The provisions of SFAS 159 are effective for fiscal years beginning after November 15, 2007. We are currently reviewing SFAS 159, but have not yet determined the impact on our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This Report contains "forward-looking statements" within the meaning of applicable securities legislation, including Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and forward-looking information as defined in the *Securities Act* (Ontario) (collectively referred to as forward-looking statements). These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the *Securities Act* (Ontario) and include, among others, statements regarding: the current status and the potential impact of the Plan on our debt reduction efforts, as to which there can be no assurance of success; expectations as to our ability to complete asset sales at the appropriate prices and in a timely manner; the impact of the Bridge Loan; expectations as to our ability to comply with the Bridge Loan and other credit facilities; strategies and plans; expectations as to financing and liquidity requirements and arrangements; expectations as to operations; expectations as to revenues, costs and earnings; the time by which certain redevelopment projects, transactions or other objectives will be achieved; estimates of costs relating to environmental remediation and restoration; proposed new racetracks or other developments, products and services; expectations as to the timing and receipt of government approvals and regulatory changes in gaming and other racing laws and regulations; expectations that claims, lawsuits, environmental costs, commitments, contingent liabilities, labor negotiations or agreements, or other matters will not have a material adverse effect on our consolidated financial position, operating results, prospects or liquidity; projections, predictions, expectations, estimates, beliefs or forecasts as to our financial and operating results and future economic performance; and other matters that are not historical facts.

Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such performance or results will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause actual results to differ materially from our forward-looking statements include, but may not be limited to, material adverse changes in: general economic conditions; the popularity of racing and other gaming activities as recreational activities; the regulatory environment affecting the horse racing and gaming industries; our ability to obtain or maintain government and other regulatory approvals necessary or desirable to proceed with proposed real estate developments; increased regulation affecting certain of our non-racetrack operations, such as broadcasting ventures; and our ability to develop, execute or finance our strategies and plans within expected timelines or budgets. In drawing conclusions set out in our forward-looking statements above, we have assumed, among other things, that we will be able to successfully implement our Plan and comply with the terms of and/or obtain waivers or other concessions from our lenders and refinance or repay on maturity our existing financing arrangements (including our Bridge Loan and our senior secured revolving credit facility with a Canadian financial institution), and there will not be any material adverse changes in: general economic conditions; the popularity of horse racing and other gaming activities; weather and other environmental conditions at our facilities; the regulatory environment; and our ability to develop, execute or finance our strategies and plans as anticipated.

Forward-looking statements speak only as of the date the statements were made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

Management's Responsibility for Financial Reporting

MEC's management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this Annual Report. The consolidated financial statements were prepared by management in accordance with United States generally accepted accounting principles. Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee, audited by the independent auditors and approved by the Board of Directors of MEC.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Company's Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside independent directors. The Audit Committee meets regularly with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report on the annual audited financial statements and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements and the effectiveness of internal control over financial reporting have been audited by Ernst & Young LLP, the independent auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders and the Board of Directors. The Reports of the Independent Registered Public Accounting Firm outline the nature of their examinations and their opinions. The independent auditors have full and unrestricted access to the Audit Committee.

Toronto, Canada
March 12, 2008

Frank Stronach
Interim Chief Executive Officer

Blake Tohana
Executive Vice-President
and Chief Financial Officer

Management's Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process defined to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation of the Company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934) as of December 31, 2007, under the supervision and with the participation of the Company's management, including its Interim Chief Executive Officer and Chief Financial Officer, the Interim Chief Executive Officer and Chief Financial Officer have concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007.

Based on this evaluation carried out, as of December 31, 2007, under the supervision and with the participation of the Company's management, including its Interim Chief Executive Officer and Chief Financial Officer, the Interim Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15(d)-15(e) under the U.S. Securities Exchange Act of 1934) are effective.

There were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Toronto, Canada
March 12, 2008

Frank Stronach
Interim Chief Executive Officer

Blake Tohana
Executive Vice-President
and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of **Magna Entertainment Corp.**

We have audited the accompanying consolidated balance sheets of Magna Entertainment Corp. (the "Company") as of December 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Magna Entertainment Corp. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed our opinion that Magna Entertainment Corp. has maintained effective internal control over financial reporting as of December 31, 2007.

As discussed in Note 3 to these consolidated financial statements, the Company changed its accounting policy in regard to the accounting for income taxes for the year ended December 31, 2007.

Ernst & Young LLP

Toronto, Canada
March 12, 2008

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Shareholders and Board of Directors of **Magna Entertainment Corp.**

We have audited Magna Entertainment Corp.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Magna Entertainment Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Magna Entertainment Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Magna Entertainment Corp. as at December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 12, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Toronto, Canada
March 12, 2008

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Consolidated Statements of Operations and Comprehensive Loss

Magna Entertainment Corp.

[U.S. dollars in thousands, except per share figures]

	Note		Years ended December 31,	
		2007	2006	2005
			(restated-note 7)	*(restated-note 7)*
Revenues	21			
Racing and gaming				
Pari-mutuel wagering		$ **432,280**	$ 442,831	$ 428,169
Gaming		**41,117**	9,043	-
Non-wagering		**143,843**	117,378	93,851
		617,240	569,252	522,020
Real estate and other				
Sale of real estate		**270**	-	-
Other		**8,205**	4,946	4,643
		8,475	4,946	4,643
		625,715	574,198	526,663
Costs, expenses and other income				
Racing and gaming				
Pari-mutuel purses, awards and other		**259,916**	276,160	266,661
Gaming purses, taxes and other		**28,324**	6,059	-
Operating costs		**273,011**	237,586	217,585
General and administrative		**68,816**	67,004	57,479
Real estate and other				
Cost of real estate sold		**270**	-	-
Operating costs		**4,918**	3,839	4,831
General and administrative		**713**	191	36
Predevelopment, pre-opening and other costs		**2,866**	10,602	9,494
Depreciation and amortization		**42,297**	38,989	33,431
Interest expense, net	14, 22	**50,621**	57,758	32,613
Write-down of long-lived assets	8	**1,308**	88,627	-
Equity loss (income)		**3,098**	493	(1,122)
Gain on sale of intangible assets related to The Meadows	5	**-**	(126,374)	-
		736,158	660,934	621,008
Loss from continuing operations before income taxes		**(110,443)**	(86,736)	(94,345)
Income tax benefit	12	**(2,574)**	(7,124)	(1,239)
Loss from continuing operations		**(107,869)**	(79,612)	(93,106)
Loss from discontinued operations	7	**(5,890)**	(7,739)	(12,187)
Net loss		**(113,759)**	(87,351)	(105,293)
Other comprehensive income (loss)				
Foreign currency translation adjustment	19	**5,245**	3,104	(14,971)
Change in fair value of interest rate swap	20	**(1,052)**	(88)	415
Change in net unrecognized pension actuarial gains	24	**585**	-	-
Comprehensive loss		$ **(108,981)**	$ (84,335)	$ (119,849)
Loss per share for Class A Subordinate Voting Stock and Class B Stock				
Basic and Diluted				
Continuing operations	18	$ **(0.99)**	$ (0.74)	$ (0.87)
Discontinued operations	18	**(0.05)**	(0.07)	(0.11)
Loss per share		$ **(1.04)**	$ (0.81)	$ (0.98)
Average number of shares of Class A Subordinate Voting Stock or Class B Stock outstanding during the year [in thousands]:				
Basic and Diluted	18	**109,219**	107,461	107,356

See accompanying notes

Consolidated Statements of Cash Flows

Magna Entertainment Corp.

[U.S. dollars in thousands]

	Note	2007	2006 (restated-note 7)	2005 (restated-note 7)
		Years ended December 31,		
Cash provided from (used for):				
OPERATING ACTIVITIES OF CONTINUING OPERATIONS:				
Net loss from continuing operations		$ **(107,869)**	$ (79,612)	$ (93,106)
Adjustments to reconcile net loss to net cash provided from (used for) operating activities:				
Depreciation and amortization		**42,297**	38,989	33,431
Future income taxes	12	**(5,680)**	(11,980)	(2,232)
Amortization of loan origination costs		**2,817**	6,104	1,541
Amortization of convertible subordinated notes issue costs	15	**1,090**	1,090	1,090
Amortization of financing obligation and other long-term liabilities		**(2,072)**	-	-
Deferred interest expense	22	**75**	12,167	-
Write-down of long-lived assets	8	**1,308**	88,627	-
Write-down of development costs	22	**-**	3,048	-
Equity loss (income)		**3,098**	493	(1,122)
Gain on sale of intangible assets related to The Meadows	5	**-**	(126,374)	-
Gain on disposal of real estate properties		**-**	(1,181)	-
Gain on disposal of fixed assets		**(4,673)**	(2,828)	(2,612)
Stock-based compensation expense	3, 17	**621**	1,410	-
Issuance of Class A Subordinate Voting Stock under the Long-term Incentive Plan	16	**767**	982	102
		(68,221)	(69,065)	(62,908)
Changes in non-cash working capital balances:				
Restricted cash		**797**	(8,293)	(840)
Accounts receivable		**(2,659)**	6,799	10,272
Due from parent		**4,027**	7,020	(13,668)
Income taxes payable/receivable		**2,921**	923	2,372
Inventories		**(302)**	394	(331)
Prepaid expenses and other		**(1,519)**	(2,007)	(2)
Accounts payable		**(3,789)**	6,084	(23,452)
Accrued salaries and wages		**616**	620	(2,408)
Customer deposits		**44**	(18)	(356)
Other accrued liabilities		**6,135**	(5,276)	33,437
Deferred revenue		**128**	(1,023)	218
		6,399	5,223	5,242
		(61,822)	(63,842)	(57,666)
INVESTING ACTIVITIES OF CONTINUING OPERATIONS:				
Acquisition of business, net of cash acquired	4	**-**	(9,347)	-
Proceeds on The Meadows transaction	5	**-**	171,777	-
Real estate property additions		**(61,217)**	(75,474)	(117,241)
Fixed asset additions		**(13,165)**	(4,948)	(5,730)
Other asset disposals (additions)		**(4,690)**	2,539	(1,439)
Proceeds on real estate sold to related parties	22	**88,031**	5,578	1,400
Proceeds on disposal of real estate properties		**-**	2,100	-
Proceeds on disposal of fixed assets		**7,681**	4,328	4,403
		16,640	96,553	(118,607)
FINANCING ACTIVITIES OF CONTINUING OPERATIONS:				
Proceeds from bank indebtedness	13	**73,831**	19,144	3,260
Proceeds from indebtedness and long-term debt with parent	22	**52,362**	77,294	136,787
Proceeds from long-term debt		**13,819**	12,582	209
Repayment of bank indebtedness	13	**(41,132)**	(39,929)	(500)
Repayment of indebtedness and long-term debt with parent	22	**(3,026)**	(111,800)	-
Repayment of long-term debt		**(73,578)**	(15,800)	(15,577)
Issuance of share capital	16	**19,581**	-	-
		41,857	(58,509)	124,179
Effect of exchange rate changes on cash and cash equivalents		**170**	(104)	1,141
Net cash flows used for continuing operations		**(3,155)**	(25,902)	(50,953)
Cash provided from (used for) discontinued operations:				
Operating activities of discontinued operations		**(3,062)**	3,572	(8,434)
Investing activities of discontinued operations		**(4,417)**	54,963	9,056
Financing activities of discontinued operations		**(4,264)**	(25,224)	40,572
Net cash flows provided from (used for) discontinued operations		**(11,743)**	33,311	41,194
Net increase (decrease) in cash and cash equivalents during the year		**(14,898)**	7,409	(9,759)
Cash and cash equivalents, beginning of year		**58,291**	50,882	60,641
Cash and cash equivalents, end of year		**43,393**	58,291	50,882
Less: cash and cash equivalents, end of year of discontinued operations		**(9,078)**	(10,636)	(9,398)
Cash and cash equivalents, end of year of continuing operations		$ **34,315**	$ 47,655	$ 41,484

See accompanying notes

Consolidated Balance Sheets

Magna Entertainment Corp.

[Refer to Note 1 – Going Concern]

[U.S. dollars and share amounts in thousands]

	Note	December 31, 2007	December 31, 2006 (restated-notes 6 & 7)
ASSETS			
Current assets:			
Cash and cash equivalents		**$ 34,315**	$ 47,655
Restricted cash		**28,264**	29,061
Accounts receivable		**35,335**	32,010
Due from parent	22	**4,463**	6,648
Income taxes receivable		**–**	580
Inventories		**6,450**	6,117
Prepaid expenses and other		**9,991**	8,593
Assets held for sale	6	**35,658**	–
Discontinued operations	7	**71,970**	20,266
		226,446	150,930
Real estate properties, net	9	**751,492**	771,783
Fixed assets, net	10	**90,672**	80,733
Racing licenses		**109,868**	109,868
Other assets, net	11	**10,996**	4,590
Future tax assets	12	**53,168**	42,388
Assets held for sale	6	**–**	36,063
Discontinued operations	7	**–**	50,530
		$ 1,242,642	$ 1,246,885
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Bank indebtedness	13	**$ 39,214**	$ 6,515
Accounts payable		**65,533**	69,302
Accrued salaries and wages		**8,347**	7,674
Customer deposits		**2,575**	2,531
Other accrued liabilities		**52,387**	50,635
Income taxes payable		**1,948**	–
Long-term debt due within one year	14	**32,727**	85,724
Due to parent	22	**137,003**	2,823
Deferred revenue		**4,339**	4,211
Liabilities related to assets held for sale	6	**1,047**	–
Discontinued operations	7	**43,547**	15,716
		388,667	245,131
Long-term debt	14	**89,680**	93,721
Long-term debt due to parent	22	**67,107**	147,144
Convertible subordinated notes	15	**222,527**	221,437
Other long-term liabilities	24	**18,325**	16,776
Future tax liabilities	12	**93,623**	90,059
Liabilities related to assets held for sale	6	**–**	1,047
Discontinued operations	7	**–**	30,952
		879,929	846,267
Commitments and contingencies	22, 23		
Shareholders' equity:			
Class A Subordinate Voting Stock (Issued: 2007 - 58,159; 2006 - 49,055)	16	**339,435**	319,087
Class B Stock (Convertible into Class A Subordinate Voting Stock) (Issued: 2007 and 2006 - 58,466)	16	**394,094**	394,094
Contributed surplus	22	**91,825**	41,718
Other paid-in-capital	3, 17	**2,031**	1,410
Accumulated deficit		**(510,057)**	(396,298)
Accumulated comprehensive income	19, 20, 24	**45,385**	40,607
		362,713	400,618
		$ 1,242,642	$ 1,246,885

See accompanying notes

On behalf of the Board:

Director

Director

Consolidated Statements of Changes in Shareholders' Equity

Magna Entertainment Corp.

[U.S. dollars in thousands]

	Note	Class A Subordinate Voting Stock	Class B Stock	Contributed Surplus	Other Paid-In-Capital	Accumulated Deficit	Accumulated Comprehensive Income (Loss)
Balances at December 31, 2004		$ 318,003	$ 394,094	$ 17,282	$ –	$ (203,654)	$ 52,955
Activity for the year ended December 31, 2005:							
Net loss		–	–	–	–	(105,293)	–
Foreign currency translation adjustment	19	–	–	–	–	–	(14,971)
Change in fair value of interest rate swap	20	–	–	–	–	–	415
Issue of Class A Subordinate Voting Stock under the Long-term Incentive Plan	16	102	–	–	–	–	–
Gain on sale of real estate to a related party, net of tax	22	–	–	661	–	–	–
Balances at December 31, 2005		318,105	394,094	17,943	–	(308,947)	38,399
Activity for the year ended December 31, 2006:							
Net loss		–	–	–	–	(87,351)	–
Foreign currency translation adjustment	19	–	–	–	–	–	3,104
Change in fair value of interest rate swap	20	–	–	–	–	–	(88)
Adjustment, net of tax, for change in accounting policy related to Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans	3	–	–	–	–	–	(808)
Adjustment, net of tax, for change in accounting policy related to stock option compensation expense	3, 17	–	–	–	1,410	–	–
Issue of Class A Subordinate Voting Stock under the Long-term Incentive Plan	16	982	–	–	–	–	–
Gain on sale of real estate to a related party, net of tax	22	–	–	23,775	–	–	–
Balances at December 31, 2006		319,087	394,094	41,718	1,410	(396,298)	40,607
Activity for the year ended December 31, 2007:							
Net loss		–	–	–	–	(113,759)	–
Foreign currency translation adjustment	19	–	–	–	–	–	5,245
Change in fair value of interest rate swap	20	–	–	–	–	–	(1,052)
Change in net unrecognized pension actuarial gains	24	–	–	–	–	–	585
Stock option compensation expense	3, 17	–	–	–	621	–	–
Issue of Class A Subordinate Voting Stock under the Long-term Incentive Plan	16	767	–	–	–	–	–
Issue of Class A Subordinate Voting Stock under the Private Placement	16	19,581	–	–	–	–	–
Gain on sale of real estate to a related party, net of tax	22	–	–	50,107	–	–	–
Balances at December 31, 2007		**$ 339,435**	**$ 394,094**	**$ 91,825**	**$ 2,031**	**$ (510,057)**	**$ 45,385**

See accompanying notes

[all amounts in U.S. dollars unless otherwise noted and all tabular amounts in thousands, except per share figures]

1. GOING CONCERN

These consolidated financial statements of Magna Entertainment Corp. ("MEC" or the "Company") have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred net losses of $113.8 million, $87.4 million and $105.3 million for the years ended December 31, 2007, 2006 and 2005, respectively, and has an accumulated deficit of $510.1 million and a working capital deficiency of $162.2 million at December 31, 2007. At December 31, 2007, the Company had $209.4 million of debt that matures in 2008, including amounts owing under the Company's $40.0 million senior secured revolving credit facility with a Canadian financial institution, which is scheduled to mature on March 31, 2008 (refer to Note 13[i]), and its bridge loan facility of up to $80.0 million with a subsidiary of MI Developments Inc. ("MID"), the Company's controlling shareholder, which is scheduled to mature on May 31, 2008 (refer to Notes 22 and 25), and the Company's obligation to repay $100.0 million of indebtedness under the Gulfstream Park project financings with a subsidiary of MID by May 31, 2008 (refer to Note 22). Accordingly, the Company's ability to continue as a going concern is in substantial doubt and is dependent on the Company generating cash flows that are adequate to sustain the operations of the business, renewing or extending current financing arrangements and meeting its obligations with respect to secured and unsecured creditors, none of which is assured. If the Company is unable to repay its obligations when due, other current and long-term debt will also become due on demand as a result of cross-default provisions within loan agreements, unless the Company is able to obtain waivers or extensions. On September 12, 2007, the Company's Board of Directors approved a debt elimination plan designed to eliminate net debt by December 31, 2008 by generating funding from the sale of assets, entering into strategic transactions involving certain of the Company's racing, gaming and technology operations, and a possible future equity issuance. The success of the debt elimination plan is not assured. To address short-term liquidity concerns and provide sufficient time to implement the debt elimination plan, the Company arranged $100.0 million of funding, comprised of (i) a $20.0 million private placement of the Company's Class A Subordinate Voting Stock to Fair Enterprise Limited ("Fair Enterprise"), a company that forms part of an estate planning vehicle for the family of Frank Stronach, the Chairman and Interim Chief Executive Officer of the Company; and (ii) a short-term bridge loan facility of up to $80.0 million with a subsidiary of MID. Although the Company continues to implement its debt elimination plan, the sale of assets under the debt elimination plan is taking longer than originally contemplated. As a result, the Company will likely need to seek additional funds in the short-term from one or more possible sources. The availability of such additional funds is not assured and, if available, the terms thereof are not determinable at this time. These consolidated financial statements do not give effect to any adjustments to recorded amounts and their classification, which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

The Company owns horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Ohio, Oregon and Ebreichsdorf, Austria. In addition, the Company operated a racetrack in Michigan until November 2007 and, under a management agreement, operates a racetrack in Pennsylvania that it previously owned. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is a supplier, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. The Company currently operates or manages seven thoroughbred racetracks, one standardbred (harness racing) racetrack and two racetracks that run both thoroughbred and quarterhorse meets, as well as the simulcast wagering venues at these tracks. Also, at December 31, 2007, the Company owned Magna Racino™, which ran both thoroughbred and standardbred meets. Three of the racetracks owned or operated by the Company (Gulfstream Park, Remington Park and Magna Racino™), include casino operations with alternative gaming machines. In addition, the Company operates off-track betting facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, South Africa, Dubai, Germany, the United Kingdom and Hong Kong, and a European account wagering service known as MagnaBet™. Under a series of March 2007 agreements with Churchill Downs Incorporated ("CDI"), the Company owns a 50% interest in a joint venture, TrackNet Media Group, LLC ("TrackNet Media"), the content management company formed for distribution of the full breadth of MEC's horse racing content. In addition to making horse racing content available for both MEC and CDI, it also makes such content available for third parties, including racetracks, off-track betting facilities, casinos and advance deposit wagering companies. TrackNet Media also purchases horse racing content from third parties to be made available through CDI's and MEC's respective outlets. The TrackNet Media arrangement also involves the exchange by MEC and CDI of their respective horse racing signals such that CDI's racing content is available for wagering through MEC-owned tracks and simulcast-wagering facilities and through the Company's advanced deposit wagering platform, XpressBet®, and the Company's racing content is similarly available for wagering through CDI tracks and off-track betting facilities and through CDI-owned advance deposit wagering platforms. A separate joint venture with CDI also involves the ownership by MEC and CDI of equal (50%) shares in HorseRacing TV™ ("HRTV™"), a television network focused on horse racing that the Company initially launched on the Racetrack Television Network ("RTN"). HRTV™ is currently distributed to more than 15 million cable and satellite TV subscribers. RTN, in which the Company has a minority interest, was formed to telecast races from the Company's racetracks and other racetracks to paying subscribers, via private direct to home satellite. The Company also owns AmTote International, Inc. ("AmTote"), a provider of totalisator services to the pari-mutuel industry. To support certain of the

Company's thoroughbred racetracks, the Company owns and operates thoroughbred training centers in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a lease agreement, operates an additional thoroughbred training center situated near San Diego, California. The Company also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to the Company's racetracks, the Company's real estate portfolio includes a residential development in Austria. The Company is also working with potential developers and strategic partners on proposals for developing leisure and entertainment or retail-based projects on excess lands surrounding, or adjacent to, certain of its premier racetracks. The Company has announced that pursuant to a plan to eliminate the Company's net debt by December 31, 2008, it is pursuing the sale of certain real estate, racetracks and other assets as well as considering strategic transactions involving its other racing, gaming and technology operations.

These consolidated financial statements have been prepared in U.S. dollars following generally accepted accounting principles in the United States ("U.S. GAAP").

Principles of Consolidation

These consolidated financial statements include the accounts of Magna Entertainment Corp. and its subsidiaries (collectively the "Company"). All significant intercompany balances and transactions have been eliminated. Investments in entities in which the Company does not control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Investments in which the Company does not have the ability to exercise significant influence over operating and financial policies are accounted for using the cost method.

Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with maturities of less than three months at acquisition and exclude restricted cash, which represents segregated cash accounts held by the Company on behalf of others, primarily horse owners.

Inventories

Inventories, consisting primarily of totalisator terminal components and food and beverage supplies, are stated at the lower of cost (first-in, first-out) or market.

Real Estate Properties

Revenue-Producing Racing and Gaming Real Estate

Revenue-producing racing and gaming real estate is valued at cost, which includes acquisition and development costs. Development costs include all direct construction costs, capitalized interest and indirect costs wholly attributable to development. Buildings are depreciated on a straight-line basis over periods ranging from 20 to 40 years.

Excess Racing Real Estate

Excess racing real estate is real estate at the Company's racetracks that is being considered for development with potential strategic partners or otherwise. Excess racing real estate currently consists of land adjacent to certain of the Company's racetracks including Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Laurel Park, Pimlico Race Course and Magna Racino™. Excess racing real estate is valued at cost, which includes acquisition and development costs. Development costs include all direct construction costs, capitalized interest and indirect costs wholly attributable to development.

Development Real Estate

Development real estate is valued at cost, which includes acquisition and development costs. Development costs include all direct construction costs, capitalized interest and indirect costs wholly attributable to development.

Revenue-Producing Non-Racing Real Estate

Revenue-producing non-racing real estate includes residential development real estate. Revenue-producing non-racing real estate is valued at cost, which includes acquisition and development costs. Development costs include all direct construction costs, capitalized interest and indirect costs wholly attributable to development. Buildings are depreciated on a straight-line basis over periods ranging from 20 to 40 years.

Fixed Assets

Fixed assets are recorded at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets as follows: machinery and equipment over 3 to 15 years, computer hardware and software (which is included within furniture and fixtures) over 3 to 5 years and furniture and fixtures over 5 to 7 years.

Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

Impairment of Long-Lived Assets

Long-lived assets not available for sale are tested for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If such events or changes in circumstances are present, the Company assesses the recoverability of the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

When long-lived assets are identified by the Company as available for sale, if necessary, the carrying value is reduced to the estimated fair value less costs of disposal. Fair value is determined based upon discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the net of the fair value amounts assigned to assets acquired and liabilities assumed. Goodwill is evaluated for impairment on an annual basis or when impairment indicators are present. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The fair value of goodwill is determined using the estimated discounted future cash flows of the reporting unit.

Racing Licenses

Racing licenses, which were acquired through the Company's acquisition of racetracks, represent the value attributed to licenses to conduct race meets. Racing licenses are intangible assets that meet the definition of an indefinite life intangible and are not subject to amortization, but are evaluated for impairment on an annual basis or when impairment indicators are present. Racing license impairment is assessed based on a comparison of the fair value of an individual reporting unit's racing license to its carrying value. An impairment write-down to fair value would occur if the estimated discounted cash flows from operations less charges for contributory assets assumed to be owned by third parties is less than the carrying value of the racing license.

Revenue Recognition

The Company records operating revenues associated with horse racing on a daily basis. Pari-mutuel wagering revenues are recognized gross of purses, stakes and awards and pari-mutuel wagering taxes. The costs relating to these amounts are shown as "pari-mutuel purses, awards and other".

Gaming revenues represent the net win earned on slot wagers. Net win is the difference between wagers placed and winning payouts to patrons, and is recorded at the time wagers are made. Gaming purses, taxes and other represent statutory required amounts to be distributed to the state as tax and to the horsemen to supplement purses.

Non-wagering revenues include totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues. Revenues derived principally from totalisator equipment sales are recognized upon shipment or acceptance of the equipment by the customer depending on the terms of the underlying contracts. Revenues generated from service contracts in the provision of totalisator services are recognized when earned based on the terms of the service contact. Revenues from food and beverage and program sales are recorded at the time of sale. Revenues from admissions and parking are recorded on a daily basis, except for seasonal amounts which are recorded ratably over the racing season. Revenues from sponsorship and rental fees are recorded ratably over the terms of the respective agreements or when the related event occurs.

Revenues from the sale of residential development units are recognized when title passes to the purchaser and collection is reasonably assured. Properties which have been sold, but for which these criteria have not been satisfied, are included in development real estate.

Golf course annual membership fee revenues included in discontinued operations are recognized as revenue ratably over the applicable season.

Deferred Revenues

Deferred revenues associated with racing operations consist primarily of prepaid box seats, admission tickets and parking, which are recognized as revenue ratably over the period of the related race meet or when the related racing event occurs.

Golf membership initiation fees included in discontinued operations are deferred and amortized over the expected membership life.

Seasonality

The Company's racing business is seasonal in nature. The Company's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. The Company's racing operations have historically operated at a loss in the second half of the year, with the third quarter generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenues and operating results.

Advertising

Costs incurred for producing advertising associated with horse racing and slot operations are generally expensed when the advertising program commences. Costs incurred with respect to promotions for specific live race days are expensed on the applicable race day.

Player Slots Rewards

Slot patrons that register in the player reward program at one of the Company's slot facilities receive a player card which tracks play and rewards points based on levels of slot play. The points can be redeemed for complimentary food and beverage and select merchandise at the respective racetrack. On a daily basis, the Company records a liability in "other accrued liabilities" on the consolidated balance sheets based on the points earned times the expected redemption rate, which is determined using redemption experience, with a corresponding expense in "gaming purses, taxes and other" in the consolidated statements of operations and comprehensive loss. The redemption value is based on the actual average cost of the complimentary food and beverage and select merchandise. At December 31, 2007 and 2006, the player slot liability is $0.5 million and $0.4 million, respectively. Revenues do not include the retail amount of food, beverage and other items provided gratuitously to customers.

Foreign Currency Translation

Assets and liabilities of self-sustaining foreign operations are translated using the exchange rate in effect at the year end and revenues and expenses are translated at the average rate during the year. The accumulated exchange gain or loss resulting from translating each foreign subsidiary's financial statements from its functional currency to U.S. dollars is included in accumulated comprehensive income in shareholders' equity. The appropriate amounts of exchange gains or losses included in accumulated comprehensive income are reflected in operations when there is a sale or partial sale of the Company's investment in these operations or upon a complete or substantially complete liquidation of the investment.

Income Taxes

The Company follows the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of shares of Class A Subordinate Voting Stock and Class B Stock outstanding during the year. Diluted earnings (loss) per share reflects the assumed conversion of all dilutive securities using the "if converted" method for convertible debentures and the "treasury stock" method for options.

Under the "if converted" method:

- The convertible subordinated notes are assumed to be converted at the beginning of the period (or at the issuance, if later) and net income (loss) is increased (decreased) by related interest.

Under the "treasury stock" method:

- The exercise of options is assumed to be at the beginning of the period (or at the time of issuance, if later);
- The proceeds from the exercise of options are assumed to be used to purchase Class A Subordinate Voting Stock at the average market price during the period; and
- The incremental number of shares of Class A Subordinate Voting Stock (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings (loss) per share calculation.

Interest Rate Swaps

The Company utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on its variable rate debt. The fair value of the swaps are recorded on the consolidated balance sheets as an asset or liability with the offset recorded in accumulated comprehensive income, net of income taxes. Any changes in the market value of the swaps are adjusted to the asset or liability account and recorded net of income taxes in other comprehensive income (loss). The Company formally assesses, at the swap's inception and on an on-going basis, whether the swap used in the hedging transaction has been highly effective in offsetting changes in the cash flows of the hedged item and whether the swap may be expected to remain highly effective in future periods. When it is determined that the swap is not, or has ceased to be, highly effective as a hedge, the Company discontinues hedge accounting prospectively.

Deferred Financing Costs

The costs of issuing long-term debt are capitalized and amortized over the term of the related debt.

Self Insurance

The Company self-insures for employee medical and dental coverages up to $150 thousand per incident. Self-insurance reserves include known claims and estimates of incurred but not reported claims based upon the Company's claims experience. The Company also maintains stop-loss insurance coverage for medical claims that exceed $150 thousand per incident.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates that affect: the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in preparing the consolidated financial statements are reasonable and prudent, however, actual results could differ from those estimates.

Comparative Amounts

Certain of the comparative amounts have been reclassified to reflect discontinued operations and assets held for sale.

Impact of Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing SFAS 157, but has not yet determined the impact on the Company's consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS 159"). SFAS 159 allows companies to voluntarily choose, at specified election dates, to measure certain financial assets and liabilities, as well as certain non-financial instruments that are similar to financial instruments, at fair value (the "fair value option"). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, SFAS 159 specifies that all subsequent changes in fair value for that instrument be reported in income. The provisions of SFAS 159 are effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing SFAS 159, but has not yet determined the impact on the Company's consolidated financial statements.

3. ACCOUNTING CHANGES

[a] *For the year ended December 31, 2007*

Income Taxes

In July 2006, the FASB issued FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. FIN 48 requires an entity to recognize the tax benefit of uncertain tax positions only when it is more likely than not, based on the position's technical merits, that the position would be sustained upon examination by the respective taxing authorities. The tax benefit is measured as the largest benefit that is more than fifty-percent likely of being realized upon final settlement with the respective taxing authorities. Effective January 1, 2007, the Company adopted the provisions of FIN 48 on a retroactive basis, which did not result in any charge to accumulated deficit as a cumulative effect of an accounting change or adjustment to the liability for unrecognized tax benefits. Accordingly, the adoption of FIN 48 did not have an effect on the Company's results of operations or financial position. It is the Company's policy to account for interest and penalties associated with income tax obligations as a component of income tax expense. Refer to Note 12 for additional disclosures related to FIN 48.

[b] *For the year ended December 31, 2006*

Employee Defined Benefit and Postretirement Plans

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158"). SFAS 158 required employers to recognize the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of a defined benefit postretirement plan as an asset or liability on the consolidated balance sheets with a corresponding adjustment to accumulated comprehensive income, net of tax, measure the fair value of plan assets and benefit obligations as of the balance sheet dates and provide additional disclosures about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. The adjustment to accumulated comprehensive income upon adoption represented the net unrecognized actuarial gain or loss determined in accordance with Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pension* ("SFAS 87"), which was previously netted against the plan's funded status pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company's historical accounting policy for amortizing such amounts. Actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated comprehensive income upon adoption of SFAS 158.

The effect of adopting SFAS 158 on the Company's consolidated balance sheets at December 31, 2006 is presented in the following table. The adoption of SFAS 158 had no effect on the consolidated statements of operations for the years ended December 31, 2006 and 2005.

	December 31, 2006		
	Prior to Adoption	Effect of Adoption	As Reported
Accrued pension and postretirement liability	$ 1,827	$ 1,347	$ 3,174
Future tax liability (asset), net	$ 49,257	$ (539)	$ 48,718
Accumulated comprehensive income (loss)	$ 41,415	$ (808)	$ 40,607

Included in accumulated comprehensive income at December 31, 2006 is an unrecognized actuarial gain of $0.8 million, net of tax, that had not yet been recognized in net periodic pension cost.

SFAS 158's provisions regarding the change in the measurement date of postretirement benefit plans are not applicable as the Company currently uses a measurement date of December 31 for its pension and postretirement plans.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based compensation under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). No stock-based compensation expense was recognized in the consolidated statements of operations and comprehensive loss related to stock options for the year ended December 31, 2005 as all options granted had an exercise price no less than the fair market value of the Company's Class A Subordinate Voting Stock at the date of grant.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS 123(R)"), using the modified-prospective method. Under the modified-prospective method, compensation expense recognized in the year ended December 31, 2006 include: (a) compensation expense for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for the year ended December 31, 2005 have not been restated.

The Company's loss from continuing operations before income taxes, loss from continuing operations and net loss for the year ended December 31, 2006 increased $1.4 million and basic and diluted loss per share increased $0.01 per share as a result of adopting SFAS 123(R) on January 1, 2006.

As a result of the adoption of SFAS 123(R), for the year ended December 31, 2006, the Company recognized $1.4 million of stock-based compensation expense related to stock options which has been recorded on the consolidated balance sheets as "other paid-in-capital". The adoption of SFAS 123(R) for the year ended December 31, 2006 had no impact on cash flows. The Company has estimated a nominal annual effective tax rate for the year ended December 31, 2006 and, accordingly, has applied this effective tax rate to the stock-based compensation expense recognized for the year ended December 31, 2006 resulting in a nominal income tax impact related to stock-based compensation expense.

The pro-forma impact on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation for the year ended December 31, 2005 is as follows:

		Year ended December 31, 2005
Net loss, as reported	$	(105,293)
Pro-forma stock compensation expense determined under the fair value method, net of tax		(877)
Pro-forma net loss	$	(106,170)
Loss per share		
Basic - as reported	$	(0.98)
Basic - pro-forma	$	(0.99)
Diluted - as reported	$	(0.98)
Diluted - pro-forma	$	(0.99)

[c] *For the year ended December 31, 2005*

Intangible Assets

In accordance with a United States Securities and Exchange Commission staff announcement, effective January 1, 2005, the Company changed its method of performing its annual impairment test for its racing licenses from a residual method to a direct value method. This change had no impact on the results of operations for the year ended December 31, 2005.

4. ACQUISITION

On August 22, 2003, MEC Maryland Investments Inc. ("MEC Maryland"), a wholly-owned subsidiary of the Company, acquired a 30% equity interest in AmTote for a total cash purchase price, including transaction costs, of $4.3 million. On July 26, 2006, MEC Maryland acquired the remaining 70% equity interest of AmTote for a total cash purchase price of $9.3 million, including transaction costs of $0.1 million, net of cash acquired of $5.5 million. The results of AmTote have been consolidated from July 26, 2006 and are included in the racing and gaming - PariMax operations segment. Prior to July 26, 2006, the results of AmTote were accounted for on an equity basis.

The purchase price has been allocated to the assets and liabilities acquired as follows:

Non-cash working capital	$	1,203
Fixed assets		12,691
Other assets		127
Long-term debt		(1,470)
Other long-term liabilities		(980)
Future tax liabilities		(2,224)
Net assets acquired and total purchase price, net of cash acquired	$	9,347

5. SALE OF THE MEADOWS

On November 14, 2006, the Company completed the sale of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc. (collectively "The Meadows"), each a wholly-owned subsidiary of the Company, through which the Company owned and operated The Meadows, a standardbred racetrack in Pennsylvania, to PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc., and a fund managed by Oaktree Capital Management, LLC ("Oaktree" and together, with PA Meadows, LLC, "Millennium-Oaktree"). On closing, the Company received cash consideration of $171.8 million, net of transaction costs of $3.2 million, and a holdback agreement, under which $25.0 million is payable to the Company over a five-year period, subject to offset for certain indemnification obligations. Under the terms of the holdback agreement, the Company agreed to release the security requirement for the holdback amount, defer subordinate payments under the holdback, defer receipt of holdback payments until the opening of the permanent casino at The Meadows and defer receipt of holdback payments to the extent of available cash flows as defined in the holdback agreement, in exchange for Millennium-Oaktree providing an additional $25.0 million of equity support for PA Meadows, LLC. The Company also entered into a racing services agreement whereby the Company pays $50 thousand per annum and continues to operate, for its own account, the racing operations at The Meadows for at least five years. On December 12, 2007, Cannery Casino Resorts, LLC, the parent company of Millennium-Oaktree, announced it had entered into an agreement to sell Millennium-Oaktree to Crown Limited. If the deal is consummated, either party to the racing services agreement will have the option to terminate the arrangement. The transaction proceeds of $171.8 million were allocated to the assets of The Meadows as follows: (i) $7.2 million was allocated to the long-lived assets representing the fair value of the underlying real estate and fixed assets based on appraised values; and (ii) $164.6 million was allocated to the intangible assets representing the fair value of the racing/gaming licenses based on applying the residual method to determine the fair value of the intangible assets. On the closing date of the transaction, the net book value of the long-lived assets was $18.4 million, resulting in a non-cash impairment loss of $11.2 million relating to the long-lived assets, and the net book value of the intangible assets was $32.6 million, resulting in a gain of $132.0 million on the sale of the intangible assets. This gain was reduced by $5.6 million, representing the net present value of the operating losses expected over the term of the racing services agreement. Accordingly, the net gain recognized by the Company on the disposition of the intangible assets was $126.4 million for the year ended December 31, 2006.

Given that the racing services agreement was effectively a lease of property, plant and equipment and since the amount owing under the holdback note is to be paid to the extent of available cash flows as defined in the holdback agreement, the Company was deemed to have continuing involvement with the long-lived assets for accounting purposes. As a result, the sale of The Meadows' real estate and fixed assets was precluded from sales recognition and not accounted for as a sale-leaseback, but rather using the financing method of accounting under U.S. GAAP. Accordingly, $12.8 million of the proceeds were deferred, representing the fair value of long-lived assets of $7.2 million and the net present value of the operating losses expected over the term of the racing services agreement of $5.6 million, and recorded as "other long-term liabilities" on the consolidated balance sheet at the date of completion of the transaction. The deferred proceeds are being recognized in the consolidated statements of operations and comprehensive loss over the five-year term of the racing services agreement and/or at the point when the sale-leaseback subsequently qualifies for sales recognition. For the year ended December 31, 2007, the Company recognized $1.8 million of the deferred proceeds in income, which is recorded as an offset to racing and gaming "general and administrative" expenses on the accompanying consolidated statements of operations and comprehensive loss. With respect to the $25.0 million holdback agreement, the Company will recognize this consideration upon the settlement of the indemnification obligations and as payments are received (refer to Note 24[e]).

6. ASSETS HELD FOR SALE

[a] In November and December 2007, the Company entered into sale agreements for three parcels of excess real estate comprising approximately 825 acres in Porter, New York, subject to the completion of due diligence by the purchasers and customary closing conditions. These sale transactions were completed on December 28, 2007, January 7, 2008 and January 10, 2008 for total cash consideration of $1.7 million, net of transaction costs. At December 31, 2007, the two parcels of real estate for which the sale had not been completed are reflected as "assets held for sale" on the consolidated balance sheets. The net proceeds received on closing were used to repay a portion of the bridge loan facility of up to $80.0 million with a subsidiary of MID subsequent to year end.

[b] On December 21, 2007, the Company entered into an agreement to sell 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna International Inc. ("Magna"), a related party, for a purchase price of Euros 20.0 million (U.S. $29.4 million), subject to customary closing adjustments. The closing of the transaction is expected to occur during the first quarter of 2008 following the satisfaction of customary closing conditions including the receipt of all necessary regulatory approvals. Of the net proceeds that are expected to be received on closing, Euros 7.5 million is required to be used to repay a portion of a Euros 15.0 million term loan facility and the remaining portion of the net proceeds is required to be used to repay a portion of the bridge loan facility of up to $80.0 million with a subsidiary of MID.

[c] On August 9, 2007, the Company announced its intention to sell real estate properties located in Dixon, California and Ocala, Florida. The Company has initiated an active program to locate potential buyers for these properties and has listed the properties for sale with a real estate broker. Accordingly, at December 31, 2007, these real estate properties are classified as "assets held for sale" on the consolidated balance sheets in accordance with Statement of Financial Accounting Standard No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). In accordance with the terms of the Company's bridge loan agreement with a subsidiary of MID, the Company is required to use the net proceeds from the sale of these real estate properties to pay down principal amounts outstanding under the bridge loan and the amount of such net proceeds will permanently reduce the committed amount of the bridge loan.

[d] The Company's assets held for sale and related liabilities at December 31, 2007 and 2006 are shown below. All assets held for sale and related liabilities are classified as current at December 31, 2007 as the assets and related liabilities described in sections [a] through [c] above are expected to be sold within one year from the consolidated balance sheet date.

	December 31, 2007	December 31, 2006
ASSETS		
Real estate properties, net		
Dixon, California	**$ 19,139**	$ 18,711
Ocala, Florida	**8,407**	8,427
Ebreichsdorf, Austria	**6,619**	5,935
Porter, New York [i]	**1,493**	2,990
	$ 35,658	$ 36,063
LIABILITIES		
Future tax liabilities	**$ 1,047**	$ 1,047

[i] The Company entered into sale agreements for three parcels of excess real estate comprising 825 acres in Porter, New York. The Company recognized a non-cash impairment loss of $1.3 million for the year ended December 31, 2007, which represents the excess of the carrying value of the assets over the fair value. The impairment loss is included in the real estate and other operations segment.

[e] On September 12, 2007, the Company's Board of Directors approved a debt elimination plan designed to eliminate net debt by generating funding from the sale of certain assets, entering into strategic transactions involving the Company's racing, gaming and technology operations, and a possible future equity issuance (refer to Note 1). In addition to the sales of real estate described in sections [a] through [c] above, the debt elimination plan also contemplates the sale of real estate properties located in Aventura and Hallandale, Florida, both adjacent to Gulfstream Park and in Anne Arundel County, Maryland, adjacent to Laurel Park. The Company also intends to explore selling its membership interests in the mixed-use developments at Gulfstream Park in Florida and Santa Anita Park in California that the Company is pursuing under joint venture arrangements with Forest City Enterprises, Inc. ("Forest City") and Caruso Affiliated, respectively. The Company also intends to sell Great Lakes Downs in Michigan; Thistledown in Ohio; and its interest in Portland Meadows in Oregon. The Company also intends to explore other strategic transactions involving other racing, gaming and technology operations, including: partnerships or joint ventures in respect of the existing gaming facility at Gulfstream Park; partnerships or joint ventures in respect of potential alternative gaming operations at certain of the Company's other racetracks that currently do not have gaming operations; the possible sale of Remington Park, a horse racetrack and gaming facility in Oklahoma City; and transactions involving the Company's technology operations, which may include one or more of the assets that comprise the Company's PariMax business.

[i] For those properties that have not been classified as held for sale as noted in sections [a] through [c] above, the Company has determined that they do not meet all of the criteria required in SFAS 144 for the following reasons and, accordingly, these assets continue to be classified as held and used at December 31, 2007:

Real estate properties located in Aventura and Hallandale, Florida (adjacent to Gulfstream Park): At December 31, 2007, the Company had not established a selling price for these properties since it had not completed its market price analysis. Also, the Company had not initiated an active program to locate a buyer for these assets as the properties had not been listed for sale with an external agent and were not being actively marketed for sale.

Real estate property in Anne Arundel County, Maryland (adjacent to Laurel Park): At December 31, 2007, the Company had not established a selling price for this property since it had not completed its market price analysis. Also, the Company had not initiated an active program to locate a buyer for this asset as the property had not been listed for sale with an external agent and was not being actively marketed for sale. In addition, given the near term potential for a legislative change to permit video lottery terminals at Laurel Park and the possible effect on the Company's development plans for the overall property is such that at December 31, 2007, the Company does not expect to complete the sale of this asset within one year.

Membership interest in the mixed-use development at Gulfstream Park with Forest City and membership interest in the mixed-use development at Santa Anita Park with Caruso Affiliated: At December 31, 2007, the Company had not established a selling price for either of these assets since it had not completed its market analysis and independent appraisal process. As such, these assets were not being actively marketed for sale at a price that is reasonable in relation to their current fair value.

[ii] The following assets have met the criteria of SFAS 144 to be reflected as assets held for sale and also met the requirements to be reflected as discontinued operations at December 31, 2007 and have been presented accordingly:

Great Lakes Downs: In October 2007, the property was listed for sale with a real estate broker. The 2007 race meet at Great Lakes Downs concluded on November 4, 2007 and the facility was then closed. In order to facilitate the sale of this property, the Company re-acquired Great Lakes Downs from Richmond Racing Co., LLC in December 2007 pursuant to a prior existing option right.

Thistledown and Remington Park: In September 2007, the Company engaged a U.S. investment bank, to assist in soliciting potential purchasers and managing the sale process for certain assets contemplated in the debt elimination plan. In October 2007, the U.S. investment bank initiated an active program to locate potential buyers and began marketing these assets for sale.

Portland Meadows: In November 2007, the Company initiated an active program to locate potential buyers and began marketing this asset for sale.

7. DISCONTINUED OPERATIONS

[a] *For the year ended December 31, 2007*

As part of the debt elimination plan approved by the Board of Directors (refer to Note 6[e]), the Company intends to sell Great Lakes Downs in Michigan, Thistledown in Ohio, Portland Meadows in Oregon and Remington Park in Oklahoma City. Accordingly, at December 31, 2007, these operations have been classified as discontinued operations.

[b] *For the year ended December 31, 2006*

[i] On November 1, 2006, a wholly-owned subsidiary of the Company completed the sale of the Fontana Golf Club located in Oberwaltersdorf, Austria to a subsidiary of Magna, for a sale value of Euros 30.0 million (U.S. $38.3 million), which included cash consideration of Euros 13.2 million (U.S. $16.9 million), net of transaction costs, and approximately Euros 16.8 million (U.S. $21.4 million) of debt assumed by Magna. The Company recognized a gain on disposition of approximately $20.9 million, net of tax, which was recorded as a contribution of equity in contributed surplus on the consolidated balance sheets.

[ii] On August 25, 2006, a wholly-owned subsidiary of the Company completed the sale of the Magna Golf Club located in Aurora, Ontario, Canada to Magna, for cash consideration of Cdn. $51.8 million (U.S. $46.4 million), net of transaction costs. The Company recognized an impairment loss of $1.2 million at the date of disposition equal to the excess of the Company's carrying value of the assets disposed over their fair values at the date of disposition. Of the sale proceeds, Cdn. $32.6 million (U.S. $29.3 million) was used to pay all amounts owing under certain loan agreements with Bank Austria Creditanstalt AG related to the Magna Golf Club.

[iii] On May 26, 2006, the Company completed the sale of a restaurant and related real estate in the United States and received cash consideration of $2.0 million, net of transaction costs, and recognized a gain on disposition of approximately $1.5 million.

[c] *For the year ended December 31, 2005*

[i] On August 16, 2005, the Company and Great Canadian Gaming Corporation ("GCGC") entered into a share purchase agreement under which GCGC acquired all of the outstanding shares of Ontario Racing, Inc. ("ORI"). Required regulatory approval for the sale transaction was obtained on October 17, 2005 and the Company completed the transaction on October 19, 2005. On closing, GCGC paid Cdn. $50.7 million (U.S. $43.1 million) and U.S. $23.6 million, in cash and assumed ORI's existing debt.

As required under U.S. GAAP, the Company's long-lived assets and racing licenses are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The sale transaction described above established fair values of certain assets of Flamboro Downs and, accordingly, the Company performed impairment testing of these assets. Based on this analysis, the Company recognized a non-cash impairment loss of $15.0 million before income taxes or $12.5 million after income taxes of Flamboro Downs' racing license.

[ii] On August 18, 2005, three subsidiaries of the Company entered into a share purchase agreement with Colonial Downs, L.P. ("Colonial LP") pursuant to which Colonial LP purchased all of the outstanding shares of Maryland-Virginia Racing Circuit, Inc. ("MVRC"). MVRC was an indirect subsidiary of the Company that managed the operations of Colonial Downs, a thoroughbred and standardbred horse racetrack located in New Kent, Virginia, pursuant to a management agreement with Colonial LP, the owner of Colonial Downs. Required regulatory approval for the sale transaction was obtained on September 28, 2005 and the Company completed the transaction on September 30, 2005. On closing, the Company received cash consideration of $6.8 million, net of transaction costs, and a one-year interest-bearing note in the principal amount of $3.0 million, which was repaid during the year ended December 31, 2006. The Company recognized a gain on disposition of approximately $9.8 million.

[d] The Company's results of operations related to discontinued operations for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Years ended December 31,		
	2007	2006	2005
Results of Operations			
Revenues	**$ 122,200**	$ 142,534	$ 120,475
Costs and expenses	**120,873**	133,303	113,999
	1,327	9,231	6,476
Predevelopment, pre-opening and other costs	**447**	3,557	2,388
Depreciation and amortization	**3,976**	7,069	6,574
Interest expense, net	**2,794**	4,984	4,085
Impairment loss recorded on disposition	**-**	1,202	14,961
Loss before gain on disposition	**(5,890)**	(7,581)	(21,532)
Gain on disposition	**-**	1,495	9,837
Loss before income taxes	**(5,890)**	(6,086)	(11,695)
Income tax expense	**-**	1,653	492
Loss from discontinued operations	**$ (5,890)**	$ (7,739)	$ (12,187)

The Company's assets and liabilities related to discontinued operations at December 31, 2007 and 2006 are shown below. All assets and liabilities related to discontinued operations are classified as current at December 31, 2007 as they are expected to be sold within one year from the consolidated balance sheet date.

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 9,078**	$ 10,636
Restricted cash	**7,069**	5,133
Accounts receivable	**3,424**	3,939
Inventories	**327**	267
Prepaid expenses and other	**1,341**	291
Real estate properties, net	**39,094**	–
Fixed assets, net	**11,531**	–
Other assets, net	**106**	–
	71,970	20,266
Real estate properties, net	**–**	38,048
Fixed assets, net	**–**	12,408
Other assets, net	**–**	74
	–	50,530
	$ 71,970	$ 70,796
LIABILITIES		
Current liabilities:		
Accounts payable	**$ 8,964**	$ 6,803
Accrued salaries and wages	**797**	1,118
Other accrued liabilities	**5,091**	5,593
Long-term debt due within one year	**23**	30
Due to parent (refer to Note 22[a][v])	**397**	285
Deferred revenue	**1,257**	1,887
Long-term debt	**115**	–
Long-term debt due to parent (refer to Note 22[a][v])	**26,143**	–
Other long-term liabilities	**760**	–
	43,547	15,716
Long-term debt	**–**	138
Long-term debt due to parent (refer to Note 22[a][v])	**–**	30,106
Other long-term liabilities	**–**	708
	–	30,952
	$ 43,547	$ 46,668

8. WRITE-DOWN OF LONG-LIVED ASSETS

The Company's long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If such events or changes in circumstances are present, the Company assesses the recoverability of the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management. The long-lived assets consist of fixed assets and real estate properties.

Write-downs and impairment losses relating to long-lived assets recognized are as follows:

	Years ended December 31, 2007[i]	2006[ii]	2005
Porter, New York real estate	**$ 1,308**	$ –	$ –
Magna Racino™	**–**	76,166	–
The Meadows	**–**	11,182	–
Residential development real estate	**–**	1,279	–
	$ 1,308	$ 88,627	$ –

[i] The Company entered into sale agreements for three parcels of excess real estate comprising 825 acres in Porter, New York. The Company recognized a non-cash impairment loss of $1.3 million for the year ended December 31, 2007, which represents the excess of the carrying value of the assets over the fair value, less selling costs. The impairment loss is included in the real estate and other operations segment (refer to Note 6[a]).

[ii] The Company tested Magna Racino™'s long-lived assets for impairment upon completion of its 2007 business plan. The Company used an expected present value approach of estimated future cash flows, including a probability-weighted approach in considering the likelihood of possible outcomes, and external valuation reports to determine the fair value of the long-lived assets. Expectations regarding revenue growth and new customer acquisition had not materialized as revenue growth for the year ended December 31, 2006 had leveled off, which was reflected in the future revenue projections of Magna Racino™'s 2007 business plan. Based on Magna Racino™'s 2007 business plan, its estimated undiscounted cash flows were not sufficient to recover the carrying value of its long-lived assets. Accordingly, a non-cash impairment charge of $76.2 million was required of the long-lived assets for the year ended December 31, 2006, which is included in the racing and gaming operations segment.

On February 7, 2007, MID acquired all of the Company's interests and rights in a 34 acre parcel of residential development land in Aurora, Ontario, Canada for cash consideration of Cdn. $12.0 million (U.S. $10.1 million). The Company recognized a non-cash impairment loss of $1.3 million related to this parcel of residential development land for the year ended December 31, 2006, which is included in the real estate and other operations segment (refer to Note 22[g]).

On November 14, 2006, the Company completed The Meadows transaction and performed impairment testing of these assets as of the date immediately prior to completion of the transaction. Based on this analysis, the Company recognized a non-cash impairment loss of $11.2 million of The Meadows' long-lived assets for the year ended December 31, 2006, which is included in the racing and gaming operations segment (refer to Note 5).

9. REAL ESTATE PROPERTIES

Real estate properties consist of the following:

	December 31, 2007	December 31, 2006
Revenue-producing racing and gaming real estate		
Cost		
Land and improvements	**$ 183,558**	$ 202,553
Buildings	**643,622**	595,523
Construction in progress	**23,115**	18,990
	850,295	817,066
Accumulated depreciation		
Buildings	**(194,458)**	(166,863)
Revenue-producing racing and gaming real estate, net	**655,837**	650,203
Excess racing real estate	**87,128**	91,016
Development real estate	**-**	20,705
Revenue-producing non-racing real estate		
Cost		
Land and improvements	**6,498**	6,521
Buildings	**2,122**	3,410
	8,620	9,931
Accumulated depreciation		
Buildings	**(93)**	(72)
Revenue-producing non-racing real estate, net	**8,527**	9,859
	$ 751,492	$ 771,783

Included in revenue-producing racing real estate properties are land and improvements and buildings under capital leases with a cost of $45.6 million (December 31, 2006 - $45.6 million) and accumulated depreciation of $11.1 million (December 31, 2006 - $8.9 million). Also, included in revenue-producing racing real estate properties are land and improvements and buildings related to The Meadows that are being accounted for using the financing method of accounting (refer to Note 5) with a cost of $8.9 million (December 31, 2006 - $7.9 million) and accumulated depreciation of $1.4 million (December 31, 2006 - $1.0 million).

10. FIXED ASSETS

Fixed assets consist of the following:

	December 31, 2007	December 31, 2006
Revenue-producing racing and gaming fixed assets		
Cost		
Machinery and equipment	**$ 109,093**	$ 81,942
Furniture and fixtures	**80,537**	73,804
	189,630	155,746
Accumulated depreciation		
Machinery and equipment	**(48,840)**	(32,972)
Furniture and fixtures	**(50,149)**	(42,105)
Revenue-producing racing and gaming fixed assets, net	**90,641**	80,669
Revenue-producing non-racing fixed assets		
Cost		
Furniture and fixtures	**538**	584
Accumulated depreciation		
Furniture and fixtures	**(507)**	(520)
Revenue-producing non-racing fixed assets, net	**31**	64
	$ 90,672	$ 80,733

Included in revenue-producing racing fixed assets are machinery and equipment and furniture and fixtures under capital leases with a cost of $1.9 million (December 31, 2006 - $1.9 million) and accumulated depreciation of $1.8 million (December 31, 2006 - $1.7 million). Also, included in revenue-producing racing fixed assets are machinery and equipment and furniture and fixtures related to The Meadows that are being accounted for using the financing method of accounting (refer to Note 5) with a cost of $1.0 million (December 31, 2006 - $1.0 million) and accumulated depreciation of $0.7 million (December 31, 2006 - $0.7 million).

11. OTHER ASSETS

Other assets consist of the following:

	December 31, 2007	December 31, 2006
Deferred development costs	**$ 1,369**	$ 1,026
Goodwill	**514**	1,706
Fair value of interest rate swaps (Note 20[c])	**-**	439
Long-term receivables	**379**	379
Equity investments	**7,845**	233
Other	**889**	807
	$ 10,996	$ 4,590

12. INCOME TAXES

[a] The provision (benefit) for income taxes differs from the expense that would be obtained by applying the United States federal statutory rate as a result of the following:

	Years ended December 31, 2007	2006	2005
Expected provision:			
Federal statutory income tax rate (35%)	**$ (38,655)**	$ (30,358)	$ (33,021)
State taxes and withholding taxes, net of benefit	**1,261**	287	314
Tax losses not benefited	**13,176**	5,665	25,966
Foreign rate differentials	**578**	9,230	848
Foreign dividends	**2,100**	1,255	1,599
Non-deductible expenses	**646**	1,671	2,883
Tax on capital gain on like-kind exchange of property	**-**	2,853	-
Taxable gain on related party property sales	**18,393**	3,351	-
Other	**(73)**	(1,078)	172
Income tax benefit	**$ (2,574)**	$ (7,124)	$ (1,239)

At December 31, 2007, the Company had United States and Austrian federal income tax loss carry forwards totaling approximately $320.8 million. Of the $320.8 million in loss carry forwards at December 31, 2007, $85.9 million have no expiration date and the remainder expire as follows:

Years:		
2008 to 2010	$	300
2012 to 2018		4,600
2020 to 2027		230,000
	$	234,900

There are annual limitations on the utilization of certain loss carry forwards subject to expiration.

The Company also has U.S. state income tax loss carry forwards available.

[b] The details of the earnings (loss) from continuing operations before income taxes by jurisdiction are as follows:

	Years ended December 31,					
		2007		2006		2005
United States	**$**	**(105,122)**	$	6,273	$	(68,449)
Foreign		**(5,321)**		(93,009)		(25,896)
	$	**(110,443)**	$	(86,736)	$	(94,345)

[c] The details of the income tax provision (benefit) are as follows:

	Years ended December 31,					
		2007		2006		2005
Current income tax provision:						
United States	**$**	**3,411**	$	1,651	$	774
Foreign		**(305)**		3,205		219
		3,106		4,856		993
Future income tax benefit:						
United States		**(5,655)**		(180)		(76)
Foreign		**(25)**		(11,800)		(2,156)
		(5,680)		(11,980)		(2,232)
	$	**(2,574)**	$	(7,124)	$	(1,239)

[d] Future income taxes have been provided on temporary differences, which consist of the following:

	Years ended December 31,					
		2007		2006		2005
Tax deferral on sale of real estate	**$**	**-**	$	-	$	(570)
Amortization of purchase accounting fair value increments, for tax purposes in excess of book		**1,001**		1,033		1,030
Deductibility (non-deductibility) of interest expense		**4,249**		(4,196)		-
Tax gain in excess of book gain on disposal of real estate property		**-**		(3,502)		(189)
Tax benefit of loss carry forwards		**(19,824)**		(728)		(23,870)
Asset impairment write-down		**-**		(14,602)		-
Increase in valuation allowance		**11,340**		7,915		23,941
Other		**(2,446)**		2,100		(2,574)
	$	**(5,680)**	$	(11,980)	$	(2,232)

[e] Future tax assets and liabilities consist of the following temporary differences:

	December 31, 2007	2006
Assets:		
Real estate properties tax value in excess of book value	**$ 10,390**	$ 7,394
Tax benefit of carry forwards:		
Pre-acquisition	**1,575**	3,525
Post-acquisition	**120,449**	98,124
Tax benefit of charitable contribution carry forward	**8,968**	1,629
Benefit of various tax credit carry forwards	**3,377**	3,682
	144,759	114,354
Valuation allowance:		
Pre-acquisition	**(1,575)**	(3,349)
Post-acquisition	**(90,016)**	(68,617)
Future tax assets	**$ 53,168**	$ 42,388
Liabilities:		
Real estate properties book basis in excess of tax basis	**$ 54,883**	$ 54,637
Other assets book basis in excess of tax basis	**32,504**	25,529
Foreign branch tax deferral and other	**6,236**	9,893
Future tax liabilities	**$ 93,623**	$ 90,059

A valuation allowance was provided on future tax assets relating to tax basis of real properties in excess of book basis and future tax assets for net operating loss, tax credit and other carry forwards.

[f] The Company accounts for uncertain tax positions in accordance with FIN 48. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company did not recognize any interest and penalties as provision for income taxes in the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2007 as the maximum interest and penalty period have elapsed.

As of December 31, 2007, the Company had $4.0 million of unrecognized income tax benefits and $0.3 million of related accrued interest and penalties (net of any tax effect) and $0.3 million of foreign exchange, $2.6 million of which could ultimately reduce its effective tax rate. The Company is currently under audit in Austria. Although it is not possible to accurately predict the timing of the conclusion of the audit, the Company anticipates that the Austrian audit relating to the years 2002 through 2005 will be completed before the end of 2008. Given the stage of completion of the audit, the Company is unable to estimate the range of any possible changes to the unrecognized income tax benefit the audit may cause over the next year. In addition, the Company does not anticipate any other significant changes to unrecognized income tax benefits over the next year.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits balance at January 1, 2007	$ 4,000
Gross increases for tax positions of prior years	-
Gross decreases for tax positions of prior years	-
Settlements	-
Lapse of statement of limitations	-
Foreign currency impact	329
Unrecognized tax benefits balance at December 31, 2007	$ 4,329

As of January 1, 2008, the following tax years remained subject to examination by the major tax jurisdictions:

Major Jurisdictions	Open Years
Austria	2002 through 2007
Canada	2001 through 2007
United States	2003 through 2007

The Company is subject to income taxes in many state and local taxing jurisdictions in the United States and Canada, many of which are still open to tax examinations. Management does not believe these represent a significant financial exposure to the Company.

[g] Income taxes paid in cash were $2.4 million for the year ended December 31, 2007 (for the year ended December 31, 2006 - $5.4 million; for the year ended December 31, 2005 - $4.2 million).

13. BANK INDEBTEDNESS

The Company's bank indebtedness consists of the following short-term bank loans:

	December 31,	
	2007	2006
$40.0 million senior secured revolving credit facility [i]	$ 34,891	$ –
$7.5 million revolving loan facility [ii]	3,499	6,515
$3.0 million revolving credit facility [iii]	824	–
	$ 39,214	$ 6,515

[i] The Company has a $40.0 million senior secured revolving credit facility with a Canadian financial institution, which was scheduled to mature on January 31, 2008, but subsequent to year end was amended and extended to March 31, 2008 (refer to Note 25[b]). The credit facility is available by way of U.S. dollar loans and letters of credit. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain subsidiaries of the Company. At December 31, 2007, the Company had borrowings of $34.9 million (December 31, 2006 - nil) under the credit facility and had issued letters of credit totaling $4.3 million (December 31, 2006 - $24.7 million), such that $0.8 million was unused and available. The loans under the facility bear interest at the U.S. Base rate plus 5% or the London Interbank Offered Rate ("LIBOR") plus 6%. The weighted average interest rate on the loans outstanding under the credit facility at December 31, 2007 was 11.0% (December 31, 2006 - nil).

[ii] A wholly-owned subsidiary of the Company that owns and operates Santa Anita Park has a $7.5 million revolving loan agreement under its existing credit facility with a U.S. financial institution, which was scheduled to mature on October 8, 2007, but on October 2, 2007, was amended and extended to October 31, 2012. The revolving loan agreement requires that the aggregate outstanding principal be fully repaid for a period of 60 consecutive days during each year, is guaranteed by the Company's wholly-owned subsidiary, the Los Angeles Turf Club, Incorporated ("LATC") and is secured by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC, the racetrack operator, and The Santa Anita Companies, Inc. ("SAC") and a pledge of all of the outstanding capital stock of LATC and SAC. At December 31, 2007, the Company had borrowings of $3.5 million (December 31, 2006 - $6.5 million) under the revolving loan agreement. Borrowings under the revolving loan agreement bear interest at the U.S. Prime rate. The weighted average interest rate on the borrowings outstanding under the revolving loan agreement at December 31, 2007 was 7.3% (December 31, 2006 - 8.3%).

[iii] On May 11, 2007, a wholly-owned subsidiary of the Company, AmTote, completed a refinancing of its existing credit facilities with a U.S. financial institution. The refinancing includes: (i) a $3.0 million revolving credit facility to finance working capital requirements, available by way of U.S. dollar loans and letters of credit, bearing interest at LIBOR plus 2.75%, with a maturity date of May 1, 2008; (ii) a $4.2 million term loan for the repayment of AmTote's debt outstanding under its existing term loan facilities, bearing interest at LIBOR plus 3.0%, with a maturity date of May 11, 2011 (refer to Note 14); and (iii) an equipment loan of up to $10.0 million to finance up to 80% of eligible capital costs related to tote service contracts, bearing interest at LIBOR plus 3.0%, with a maturity date of May 11, 2012 (refer to Note 14). Loans under the credit facilities are secured by a first charge on the assets and a pledge of stock of AmTote.

At December 31, 2007, the Company had borrowed $0.8 million under the $3.0 million revolving credit facility, which has a weighted average interest rate at December 31, 2007 of 7.7%.

[iv] At December 31, 2007, the Company is in compliance with all of the above noted loan agreements and related covenants.

14. DEBT AND COMMITMENTS

[a] The Company's long-term debt consists of the following:

	December 31, 2007	December 31, 2006
Term loan facility, amended on October 2, 2007, bearing interest at LIBOR plus 2.0% per annum (7.2% at December 31, 2007; 6.7% at December 31, 2006) with a maturity date of October 31, 2012. The facility is guaranteed by LATC and is secured by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC, the racetrack operator, and SAC and a pledge of all of the outstanding capital stock of LATC and SAC. The term loan facility contains cross-default provisions to the Company's senior secured revolving credit facility. At December 31, 2007, the term loan is fully drawn and is repayable in monthly principal amounts of $375 thousand until maturity.	**$ 66,375**	$ 64,167
Term loan facility of Euros 15.0 million, amended on December 16, 2007, bearing interest at the three-month Euro Interbank Offered Rate plus 2.0% per annum (6.8% at December 31, 2007; 5.5% at December 31, 2006) and is secured by a first and second mortgage on land in Austria owned by the European subsidiary. At December 31, 2007, the term loan is fully drawn and is repayable in two installments of Euros 7.5 million, due on each of February 29, 2008 and December 31, 2008 (refer to Note 25[d]).	**22,073**	19,794
Capital leases (imputed interest rate of 8.5%) maturing April 1, 2027, secured by buildings and improvements at Lone Star Park at Grand Prairie.	**15,380**	15,519
Term loan facility, bearing interest at either the U.S. Prime rate or LIBOR plus 2.6% per annum (7.3% at December 31, 2007; 8.0% at December 31, 2006) until December 1, 2008, with a maturity date of December 1, 2013. On December 1, 2008, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%. The term loan is repayable in quarterly principal and interest payments. The loan is secured by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of The Maryland Jockey Club ("MJC").	**6,343**	6,874
Bank term loan of up to Euros 4.0 million, amended on July 24, 2007, bearing interest at the Euro Overnight Index Average rate ("EONIA") plus 3.0% per annum (6.6% at December 31, 2007) with a maturity date of July 31, 2008. The bank term loan at December 31, 2006 bore interest at EONIA plus 1.1% per annum (4.8% at December 31, 2006). A European subsidiary has provided two first mortgages on real estate properties as security for this facility (refer to Note 25[c]).	**3,580**	5,938
Term loan facility of $4.2 million, bearing interest at LIBOR plus 3.0% per annum (8.0% at December 31, 2007) with a maturity date of May 11, 2011. The term loan is repayable in monthly principal and interest payments. The loan is secured by a first charge on the assets and a pledge of stock of AmTote.	**3,301**	-
Term loan facility, bearing interest at 7.7% per annum, with a maturity date of June 7, 2017. On June 7, 2012, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%. The term loan is repayable in quarterly principal and interest payments. The term loan is callable on December 31, 2011. The loan is secured by a deed of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of MJC.	**3,053**	4,030
Equipment loan of up to $10.0 million to finance up to 80% of eligible capital costs related to tote service contracts, bearing interest at LIBOR plus 3.0% per annum (8.2% at December 31, 2007) with a maturity date of May 11, 2012. The equipment loan is repayable in monthly principal and interest payments. The loan is secured by a first charge on the assets and a pledge of stock of AmTote.	**1,974**	-
Other loans of various subsidiaries, including equipment loans, with interest rates ranging from 4.9% to 7.0%.	**328**	808
Term loan facility of Euros 15.0 million, which bore interest at 4.0% per annum and was fully repaid on February 9, 2007.	**-**	19,794
Obligation to pay $18.3 million on exercise of either the put or call option to acquire the remaining voting and equity interests in MJC, which bore interest at the six-month LIBOR. The option was exercised on September 24, 2007 and the obligation was fully repaid on October 5, 2007.	**-**	18,312
Construction loan facility of up to $16.6 million with the general contractor for the reconstruction of the racetrack facilities at Gulfstream Park, which bore interest at the U.S. Prime rate plus 0.4% per annum and was fully repaid on May 17, 2007.	**-**	10,617
Term loan facility, which bore interest at either the U.S. Prime rate or LIBOR plus 2.6% per annum and was fully repaid on February 16, 2007.	**-**	9,187
Term loan facilities of $1.75 million and $1.25 million, which bore interest at the U.S. Prime rate plus 1.25% per annum and were fully repaid on May 11, 2007.	**-**	2,448
Revolving term loan facility of $3.0 million, which bore interest at the U.S. Prime rate plus 1.0% per annum and was fully repaid on May 11, 2007.	**-**	1,957
	122,407	179,445
Less: due within one year	**(32,727)**	(85,724)
	$ 89,680	$ 93,721

At December 31, 2007, the Company is in compliance with all of these long-term debt agreements and related financial covenants.

The overall weighted average interest rate on long-term debt, long-term debt due to parent and convertible subordinated notes at December 31, 2007 was 9.2% (December 31, 2006 - 8.3%; December 31, 2005 - 7.4%).

[b] Future principal repayments on long-term debt at December 31, 2007 are as follows:

	Continuing Operations	Discontinued Operations	Total
2008	$ 32,727	$ 23	$ 32,750
2009	7,026	23	7,049
2010	7,079	13	7,092
2011	8,348	8	8,356
2012	49,910	8	49,918
Thereafter	17,317	63	17,380
	$ 122,407	$ 138	$ 122,545

[c] Included within the above schedule of future principal repayments of long-term debt (Note 14[b]) are obligations under capital leases. Future minimum annual lease payments under the capital leases in effect at December 31, 2007 are as follows:

2008	$ 1,452
2009	1,452
2010	1,452
2011	1,452
2012	1,597
Thereafter	25,463
Total payments	32,868
Less: capital lease minimum payments representing interest	(17,488)
Present value of lease payments	$ 15,380

[d] Interest expense and interest income include:

	Years ended December 31,		
	2007	2006	2005
Interest cost, gross	**$ 52,750**	$ 62,253	$ 39,066
Less: Interest capitalized	**(371)**	(2,633)	(5,740)
Interest expense	**52,379**	59,620	33,326
Interest income	**(1,758)**	(1,862)	(713)
Interest expense, net	**$ 50,621**	$ 57,758	$ 32,613

Interest capitalized relates to real estate properties under development.

Interest paid in cash for the year ended December 31, 2007 was $52.2 million (for the year ended December 31, 2006 - $39.1 million; for the year ended December 31, 2005 - $29.9 million).

15. CONVERTIBLE SUBORDINATED NOTES

[a] *8.55% Convertible Subordinated Notes*

In June 2003, the Company issued $150.0 million of 8.55% convertible subordinated notes which mature on June 15, 2010. The unsecured notes are convertible at any time at the option of the holders into shares of Class A Subordinate Voting Stock at a conversion price of $7.05 per share. The conversion price may be adjusted under certain circumstances. The notes are redeemable in whole or in part, at the Company's option, on or after June 2, 2006, at the principal amount plus accrued and unpaid interest; provided that, in connection with any redemption occurring on or after June 2, 2006 and before June 2, 2008, the closing price of the Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption. At December 31, 2007, all the notes remained outstanding.

The Company incurred issue expenses of $5.0 million, which have been recorded as a reduction of the outstanding notes balance. The notes balance will be accreted to its face value over the term to maturity.

[b] *7.25% Convertible Subordinated Notes*

In December 2002, the Company issued $75.0 million of 7.25% convertible subordinated notes which mature on December 15, 2009. The unsecured notes are convertible at any time at the option of the holders into shares of Class A Subordinate Voting Stock at a conversion price of $8.50 per share. The conversion price may be adjusted under certain circumstances. The notes were redeemable in whole or in part, at the Company's option, on or after December 21, 2005, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after December 21, 2005 and before December 15, 2007, the closing price of the Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption. At December 31, 2007, all the notes remained outstanding.

The Company incurred issue expenses of $2.8 million, which have been recorded as a reduction of the outstanding notes balance. The notes balance will be accreted to its face value over the term to maturity.

16. CAPITAL STOCK

[a] The Company's authorized, issued and outstanding capital stock is as follows:

Class A Subordinate Voting Stock with a par value of $0.01 per share [authorized - 310,000,000] have the following attributes:

[i] Each share is entitled to one vote per share at all meetings of stockholders.
[ii] Each share shall participate equally as to dividends with each share of Class B Stock.

Class B Stock with a par value of $0.01 per share [authorized - 90,000,000] have the following attributes:

[i] Each share is entitled to 20 votes per share at all meetings of stockholders.
[ii] Each share shall participate equally as to dividends with each share of Class A Subordinate Voting Stock.
[iii] Each share may be converted at any time into a fully-paid share of Class A Subordinate Voting Stock.

In the event that the Class A Subordinate Voting Stock or Class B Stock are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

[b] Changes in the Class A Subordinate Voting Stock and Class B Stock for the years ended December 31, 2007, 2006 and 2005 are shown in the following table (number of shares in the following table are expressed in whole numbers and have not been rounded to the nearest thousand):

	Class A Subordinate Voting Stock		Class B Stock		Total	
	Number of shares	Stated value	Number of shares	Stated value	Number of shares	Stated value
Issued and outstanding at December 31, 2004	48,878,796	$ 318,003	58,466,056	$ 394,094	107,344,852	$ 712,097
Issued under the Long-term Incentive Plan	16,567	102	–	–	16,567	102
Issued and outstanding at December 31, 2005	48,895,363	318,105	58,466,056	394,094	107,361,419	712,199
Issued under the Long-term Incentive Plan	159,264	982	–	–	159,264	982
Issued and outstanding at December 31, 2006	49,054,627	319,087	58,466,056	394,094	107,520,683	713,181
Issued under the Long-term Incentive Plan	215,691	767	–	–	215,691	767
Issued under the Private Placement [i]	8,888,888	19,581	–	–	8,888,888	19,581
Issued and outstanding at December 31, 2007	**58,159,206**	**$339,435**	**58,466,056**	**$394,094**	**116,625,262**	**$733,529**

[i] On October 29, 2007, the Company completed a private placement of the Company's Class A Subordinate Voting Stock to Fair Enterprise and received proceeds of $19.6 million, net of transaction costs of $0.4 million. Pursuant to the terms of the subscription agreement entered into on September 13, 2007, Fair Enterprise was issued 8.9 million shares of Class A Subordinate Voting Stock at a price of $2.25 per share. The price per share was set at the greater of (i) 90% of the volume weighted average price per share of Class A Subordinate Voting Stock on Nasdaq for the five trading days commencing on September 13, 2007; and (ii) U.S. $1.91, being 100% of the volume weighted average price per share of Class A Subordinate Voting Stock

on Nasdaq for the five trading days immediately preceding September 13, 2007 (the date of announcement of the private placement). Prior to this transaction, Fair Enterprise owned approximately 7.5% of the issued and outstanding Class A Subordinate Voting Stock. Upon completion of the private placement, the percentage of Class A Subordinate Voting Stock beneficially owned by Fair Enterprise has increased to approximately 21.6% of the issued and outstanding Class A Subordinate Voting Stock, representing approximately 10.8% of the equity of the Company. The shares of Class A Subordinate Voting Stock issued pursuant to the subscription agreement were issued and sold in a private transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

[c] The following table (number of shares have been rounded to the nearest thousand) presents the maximum number of shares of Class A Subordinate Voting Stock and Class B Stock that would be outstanding if all of the outstanding options and convertible subordinated notes issued and outstanding at December 31, 2007 were exercised or converted:

	Number of Shares
Class A Subordinate Voting Stock outstanding	58,159
Class B Stock outstanding	58,466
Options to purchase Class A Subordinate Voting Stock	4,950
8.55% Convertible Subordinated Notes, convertible at $7.05 per share	21,276
7.25% Convertible Subordinated Notes, convertible at $8.50 per share	8,824
	151,675

17. LONG-TERM INCENTIVE PLAN

The Company's Long-term Incentive Plan (the "Incentive Plan") (adopted in 2000 and amended in 2007) allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 9.2 million shares of Class A Subordinate Voting Stock remain available to be issued under the Incentive Plan, of which 7.8 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.4 million are available for issuance pursuant to any other type of award under the Incentive Plan.

During 2005, the Company introduced an incentive compensation program for certain officers and key employees, which awarded performance shares of Class A Subordinate Voting Stock under the Incentive Plan. The number of shares of Class A Subordinate Voting Stock underlying the performance share awards were based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the Class A Subordinate Voting Stock on the date the program was approved by the Compensation Committee of the Board of Directors of the Company. These performance shares vested over a six or eight month period to December 31, 2005 and were distributed, subject to certain conditions, in two equal installments. The first distribution occurred in March 2006 and the second distribution occurred in March 2007. During the year ended December 31, 2005, 201,863 performance share awards were granted under the Incentive Plan with a weighted average grant-date market value of either U.S. $6.26 or Cdn. $7.61 per share and 2,392 performance share awards were issued with a nominal stated value. At December 31, 2005, there were 199,471 performance share awards vested with a weighted average grant-date market value of either U.S. $6.26 or Cdn. $7.61 per share and no non-vested performance share awards. During the year ended December 31, 2006, 131,751 of these vested performance awards were issued with a stated value of $0.8 million and 4,812 were forfeited. Accordingly, at December 31, 2006, there were 62,908 vested performance shares remaining to be issued under this 2005 incentive compensation arrangement. During the year ended December 31, 2007, all of these performance shares were issued with a stated value of $0.2 million. At December 31, 2007, there are no performance shares to be issued under the 2005 incentive compensation arrangement. The Company recognized no compensation expense related to the 2005 incentive compensation arrangement for the year ended December 31, 2007 (for the year ended December 31, 2006 - nil; for the year ended December 31, 2005 - $1.3 million).

In 2006, the Company continued the incentive compensation program as described in the immediately preceding paragraph. The program was similar in all respects except that the 2006 performance shares vested over a 12-month period to December 31, 2006 and were distributed, subject to certain conditions, in March 2007. During the year ended December 31, 2006, 162,556 performance share awards were granted under the Incentive Plan with a weighted average grant-date market value of either U.S. $6.80 or Cdn. $7.63 per share, 1,616 performance share awards were issued with a nominal stated value and 42,622 performance share awards were forfeited. At December 31, 2006, there were 118,318 performance share awards vested with an average grant-date market value of either U.S. $6.80 or Cdn. $7.63 per share and no non-vested performance share awards. During the year ended December 31, 2007, 111,841 of these vested performance awards were issued with a stated value of $0.4 million and 6,477 were forfeited. Accordingly, at December 31, 2007, there are no performance shares to be issued under the 2006 incentive compensation arrangement. The Company recognized no compensation expense related to the 2006 incentive compensation arrangement for the year ended December 31, 2007 (for the year ended December 31, 2006 - $0.8 million; for the year ended December 31, 2005 - nil).

At December 31, 2007, there is no unrecognized compensation expense related to these performance share award arrangements.

During the year ended December 31, 2007, 40,942 shares with a stated value of $0.2 million (for the year ended December 31, 2006 - 25,896 shares with a stated value of $0.2 million; for the year ended December 31, 2005 - 14,175 shares with a stated value of $0.1 million) were issued to Company directors in payment of services rendered.

The Company grants stock options to certain directors, officers, key employees and consultants to purchase shares of the Company's Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of the Company at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the Incentive Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by the Company with each recipient of options.

Information with respect to shares subject to option is as follows (number of shares subject to option in the following table are expressed in whole numbers and have not been rounded to the nearest thousand):

	Shares Subject to Option			Weighted Average Exercise Price		
	2007	2006	2005	**2007**	2006	2005
Balance, beginning of year	**4,905,000**	4,827,500	4,500,500	**$ 6.08**	$ 6.14	$ 6.18
Granted	**390,000**	200,000	720,000	**3.20**	5.25	6.55
Forfeited or expired[i]	**(345,000)**	(122,500)	(393,000)	**6.68**	6.96	7.39
Balance, end of year	**4,950,000**	4,905,000	4,827,500	**$ 5.82**	$ 6.08	$ 6.14

[i] For the years ended December 31, 2007, 2006 and 2005, options forfeited or expired were as a result of employment contracts being terminated and voluntary employee resignations. No options that were forfeited were subsequently reissued.

Information regarding stock options outstanding is as follows:

	Options Outstanding			Options Exercisable		
	2007	2006	2005	**2007**	2006	2005
Number	**4,950,000**	4,905,000	4,827,500	**4,406,334**	4,412,968	4,127,715
Weighted average exercise price	**$ 5.82**	$ 6.08	$ 6.14	**$ 5.99**	$ 6.08	$ 6.07
Weighted average remaining contractual life (years)	**3.6**	4.2	5.1	**2.9**	3.8	4.5

At December 31, 2007, the 4,950,000 stock options outstanding had exercise prices ranging from $2.78 to $7.00 per share. The average fair value of the stock option grants for the year ended December 31, 2007 was $1.36 (for the year ended December 31, 2006 - $2.26; for the year ended December 31, 2005 - $2.94) using the Black-Scholes option valuation model. The fair value of stock option grants was estimated at the date of grant using the following assumptions:

	Years ended December 31,		
	2007	2006	2005
Risk free interest rates	**4.15%**	4.4%	4.0%
Dividend yields	**-**	-	-
Volatility factor of expected market price of Class A Subordinate Voting Stock	**0.559**	0.510	0.547
Weighted average expected life (years)	**5.00**	4.00	4.00

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

The compensation expense recognized for the year ended December 31, 2007 related to stock options was approximately $0.6 million (for the year ended December 31, 2006 - $1.4 million; for the year ended December 31, 2005 - nil). At December 31, 2007, the total unrecognized compensation expense related to stock options is $0.4 million, which is expected to be recognized into expense over a period of 3.7 years.

Prior to implementation of SFAS 123(R) on January 1, 2006, pro-forma information regarding net loss and loss per share was required under SFAS 123 and was determined as if the Company had accounted for its stock options under the fair value method under SFAS 123. The Company's SFAS 123 pro-forma net loss and the related per share amounts for the year ended December 31, 2005 is as follows:

	Year ended December 31, 2005
Net loss, as reported	$ (105,293)
Pro-forma stock compensation expense determined under the fair value method, net of tax	(877)
Pro-forma net loss	$ (106,170)
Loss per share	
Basic - as reported	$ (0.98)
Basic - pro-forma	$ (0.99)
Diluted - as reported	$ (0.98)
Diluted - pro-forma	$ (0.99)

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period.

For the year ended December 31, 2007, the Company recognized total compensation expense of $0.6 million (for the year ended December 31, 2006 - $2.3 million; for the year ended December 31, 2005 - $1.4 million) relating to performance share awards, director compensation and stock options under the Incentive Plan.

18. LOSS PER SHARE

The following table is a summary of the elements used in calculating basic and diluted loss per share (number of shares in the following table are expressed in whole numbers and have not been rounded to the nearest thousand):

	Years ended December 31,		
	2007	2006	2005
Loss from continuing operations	**$ (107,869)**	$ (79,612)	$ (93,106)
Loss from discontinued operations	**(5,890)**	(7,739)	(12,187)
Net loss	**$ (113,759)**	$ (87,351)	$ (105,293)
Weighted average number of shares outstanding:			
Class A Subordinate Voting Stock	**50,753,177**	48,995,338	48,890,052
Class B Stock	**58,466,056**	58,466,056	58,466,056
Diluted weighted average number of shares outstanding	**109,219,233**	107,461,394	107,356,108
Loss per share:			
Basic and Diluted			
Continuing operations	**$ (0.99)**	$ (0.74)	$ (0.87)
Discontinued operations	**(0.05)**	(0.07)	(0.11)
Loss per share	**$ (1.04)**	$ (0.81)	$ (0.98)

As a result of the net loss for the years ended December 31, 2007, 2006 and 2005, options to purchase 4,950,000 shares (for the year ended December 31, 2006 - 4,905,000; for the year ended December 31, 2005 - 4,827,500), notes convertible into 30,100,124 shares (for the years ended December 31, 2006 and 2005 - 30,100,124) and no performance share awards (for the year ended December 31, 2006 - 179,769; for the year ended December 31, 2005 - 199,471) have been excluded from the computation of diluted loss per share since their effect is anti-dilutive.

19. FOREIGN CURRENCY TRANSLATION ADJUSTMENT

Unrealized translation adjustments arise on the translation to U.S. dollars of assets and liabilities of the Company's self-sustaining foreign operations. For the year ended December 31, 2007, the Company incurred unrealized foreign currency translation gains of $5.2 million, primarily from the strengthening of the Euro and Canadian dollar against the U.S. dollar (an unrealized gain of $3.1 million for the year ended December 31, 2006; an unrealized loss of $15.0 million for the year ended December 31, 2005).

20. FINANCIAL INSTRUMENTS

[a] *Fair Value*

The methods and assumptions used to estimate the fair value of financial instruments are described below. Management has estimated the fair value of its financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

Cash and cash equivalents, restricted cash, accounts receivable, due from parent, bank indebtedness, accounts payable, accrued salaries and wages, customer deposits, other accrued liabilities and due to parent

Due to the short period to maturity of these instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.

Long-term debt, long-term debt due to parent and convertible subordinated notes

The fair value of the Company's long-term debt, long-term debt due to parent and convertible subordinated notes is estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of arrangements. Based on current rates for debt with similar terms and maturities, the fair values of the Company's long-term debt, long-term debt due to parent and convertible subordinated notes are not materially different from their carrying values.

[b] *Credit Risk*

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents, which include short-term investments, including commercial paper, are only invested in entities with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

The Company, in the normal course of business, settles wagers for other racetracks and is thereby exposed to credit risk. However, these receivables are generally not a significant portion of the Company's total assets and are comprised of a large number of accounts.

[c] *Interest Rate Risk*

The Company utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt.

At December 31, 2007, the Company has four outstanding interest rate swap contracts with a major U.S. financial institution. On March 1, 2007, April 27, 2007 and July 26, 2007, the Company entered into interest rate swap contracts, each with an effective date of October 1, 2007, which fix the rate of interest at 6.98%, 7.06% and 7.24% per annum, respectively, to October 8, 2009 on a notional amount of $10.0 million per contract of the outstanding balance under the SAC term loan facility. Additionally, on October 4, 2007, the Company entered into an interest rate swap contact, with an effective date of October 8, 2009, which fixes the rate of interest at 7.15% per annum to October 31, 2012 on a notional amount of $23.4 million of the outstanding balance under the SAC term loan facility.

At December 31, 2006, the Company had two outstanding interest rate swap contracts with a major U.S. financial institution. The Company entered into an interest swap contract, with an effective date of November 30, 2005, which fixed the rate of interest at 7.05% per annum on a notional amount of $10.0 million of the outstanding balance under the SAC term loan facility, reduced by monthly amounts of $60 thousand until maturity. The contract matured on October 8, 2007. The Company entered into an additional interest rate swap contract, with an effective date of November 1, 2004, which fixed the rate of interest at 5.38% per annum on a notional amount of 40% of the outstanding balance under the SAC term loan facility, reduced by monthly amounts of $167 thousand until maturity. The contract matured on October 31, 2007.

U.S. GAAP requires companies to recognize all of their derivative instruments at fair value. Gains or losses related to changes in fair value of derivative instruments designated as cash flow hedges are recorded in accumulated comprehensive income if certain hedge criteria are met, and recognized in the consolidated statements of operations and comprehensive loss along with the related results of the hedged item. The Company formally documents, designates and assesses the effectiveness of such transactions.

The Company has designated its interest rate swap contracts as a cash flow hedge of anticipated interest payments under its variable rate debt agreement. Accordingly, gains and losses on the swaps that are recorded in accumulated comprehensive income will be recorded in the statements of operations and comprehensive loss as net interest expense in the periods in which the related variable interest is paid. For the years ended December 31, 2007, 2006 and 2005, there was no material ineffectiveness related to the Company's cash flow hedges.

The Company's interest rate swaps are a liability of approximately $1.3 million at December 31, 2007, which is included in "other long-term liabilities" (refer to Note 24) and was an asset of approximately $0.4 million at December 31, 2006, which is in included in "other assets" (refer to Note 11) in the consolidated financial statements, using current interest rates.

The Company expects to reclassify approximately $0.4 million before income taxes, or $0.3 million after income taxes, of the amount included in accumulated comprehensive income as of December 31, 2007, into net interest expense over the next twelve months.

Otherwise, the Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

21. SEGMENT INFORMATION

Operating Segments

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company has two principal operating segments: racing and gaming operations and real estate and other operations. The racing and gaming segment has been further segmented to reflect geographical and other operations as follows: (1) California operations include Santa Anita Park, Golden Gate Fields and San Luis Rey Downs; (2) Florida operations include Gulfstream Park's racing and gaming operations and the Palm Meadows Training Center; (3) Maryland operations include Laurel Park, Pimlico Race Course, Bowie Training Center and the Maryland off-track betting network; (4) Southern U.S. operations include Lone Star Park; (5) Northern U.S. operations include The Meadows and its off-track betting network and the North American production and sales operations for StreuFex™; (6) European operations include Magna Racino™ and the European production and sales operations for StreuFex™; (7) PariMax operations include XpressBet®, HRTV™ to April 27, 2007, MagnaBet™, RaceONTV™, AmTote and the Company's equity investments in Racing World Limited, TrackNet Media and HRTV, LLC from April 28, 2007; and (8) Corporate and other operations includes costs related to the Company's corporate head office, cash and other corporate office assets and investments in racing related real estate held for development. Eliminations reflect the elimination of revenues between business units. The real estate and other operations segment includes the Company's residential housing development. Comparative amounts reflected in segment information for the years ended December 31, 2006 and 2005 and at December 31, 2006 have been reclassified to reflect the operations of Remington Park's racing and gaming operations and its off-track betting network, Thistledown, Great Lakes Downs and Portland Meadows and the Oregon off-track betting network as discontinued operations.

The Company uses revenues and earnings (loss) before interest, income taxes, depreciation and amortization ("EBITDA") as key performance measures of results of operations for purposes of evaluating operating and financial performance internally. Management believes that the use of these measures enables management and investors to evaluate and compare, from period to period, operating and financial performance of companies within the horse racing industry in a meaningful and consistent manner as EBITDA eliminates the effects of financing and capital structures, which vary between companies. Because the Company uses EBITDA as a key measure of financial performance, the Company is required by U.S. GAAP to provide the information in this note concerning EBITDA. However, these measures should not be considered as an alternative to, or more meaningful than, net income (loss) as a measure of the Company's operating results or cash flows, or as a measure of liquidity.

The accounting policies of each segment are the same as those described in Note 2. The following summary presents key information by operating segment:

	Years ended December 31,		
	2007	2006	2005
Revenues			
California operations	**$ 204,262**	$ 206,745	$ 195,527
Florida operations	**125,075**	90,962	74,542
Maryland operations	**112,289**	116,412	111,252
Southern U.S. operations	**60,509**	60,288	64,827
Northern U.S. operations	**36,525**	40,267	39,230
European operations	**9,181**	10,525	9,708
PariMax operations	**80,338**	51,522	34,196
	628,179	576,721	529,282
Corporate and other	**361**	339	116
Eliminations	**(11,300)**	(7,808)	(7,378)
Total racing and gaming operations	**617,240**	569,252	522,020
Sale of real estate	**270**	-	-
Residential development and other	**8,205**	4,946	4,643
Total real estate and other operations	**8,475**	4,946	4,643
Total revenues	**$ 625,715**	$ 574,198	$ 526,663

	Years ended December 31,		
	2007	2006	2005
Earnings (loss) before interest, income taxes, depreciation and amortization ("EBITDA")			
California operations	**$ 15,890**	$ 18,012	$ 16,674
Florida operations	**(12,431)**	(81)	(254)
Maryland operations	**6,511**	7,605	4,956
Southern U.S. operations	**3,913**	4,838	6,400
Northern U.S. operations	**(860)**	(393)	1,018
European operations	**(7,424)**	(10,757)	(15,153)
PariMax operations	**3,447**	(10,114)	(8,657)
	9,046	9,110	4,984
Corporate and other	**(24,971)**	(27,160)	(23,567)
Predevelopment, pre-opening and other costs	**(2,866)**	(10,602)	(9,494)
Write-down of long-lived assets	**-**	(87,348)	-
Gain on sale of intangible assets related to The Meadows	**-**	126,374	-
Total racing and gaming operations	**(18,791)**	10,374	(28,077)
Residential development and other	**2,574**	916	(224)
Write-down of long-lived assets	**(1,308)**	(1,279)	-
Total real estate and other operations	**1,266**	(363)	(224)
Total EBITDA	**$ (17,525)**	$ 10,011	$ (28,301)

	December 31,	
	2007	2006
Total Assets		
California operations	**$ 320,781**	$ 309,443
Florida operations	**358,907**	361,550
Maryland operations	**162,606**	171,135
Southern U.S. operations	**97,228**	98,184
Northern U.S. operations	**18,502**	19,146
European operations	**51,674**	49,689
PariMax operations	**43,717**	41,625
	1,053,415	1,050,772
Corporate and other	**71,903**	55,370
Total racing and gaming operations	**1,125,318**	1,106,142
Residential development and other	**9,696**	33,884
Total real estate and other operations	**9,696**	33,884
Total assets from continuing operations	**1,135,014**	1,140,026
Total assets held for sale	**35,658**	36,063
Total assets of discontinued operations	**71,970**	70,796
Total assets	**$ 1,242,642**	$ 1,246,885

	Years ended December 31,		
	2007	2006	2005
Real estate properties and fixed asset additions			
Racing and gaming operations	**$ 74,380**	$ 79,522	$ 122,349
Real estate and other operations	**2**	900	622
Total real estate properties and fixed asset additions	**$ 74,382**	$ 80,422	$ 122,971

Reconciliation of EBITDA to Net Loss

	Year ended December 31, 2007		
	Racing and Gaming Operations	**Real Estate and Other Operations**	**Total**
EBITDA (loss) from continuing operations	**$ (18,791)**	**$ 1,266**	**$ (17,525)**
Interest expense, net	**50,462**	**159**	**50,621**
Depreciation and amortization	**42,265**	**32**	**42,297**
Income (loss) from continuing operations before income taxes	**$ (111,518)**	**$ 1,075**	**(110,443)**
Income tax benefit			**(2,574)**
Loss from continuing operations			**(107,869)**
Loss from discontinued operations			**(5,890)**
Net loss			**$ (113,759)**

	Year ended December 31, 2006		
	Racing and Gaming Operations	Real Estate and Other Operations	Total
EBITDA (loss) from continuing operations	$ 10,374	$ (363)	$ 10,011
Interest expense (income), net	58,297	(539)	57,758
Depreciation and amortization	38,790	199	38,989
Loss from continuing operations before income taxes	$ (86,713)	$ (23)	(86,736)
Income tax benefit			(7,124)
Loss from continuing operations			(79,612)
Loss from discontinued operations			(7,739)
Net loss			$ (87,351)

	Year ended December 31, 2005		
	Racing and Gaming Operations	Real Estate and Other Operations	Total
EBITDA loss from continuing operations	$ (28,077)	$ (224)	$ (28,301)
Interest expense (income), net	33,666	(1,053)	32,613
Depreciation and amortization	33,374	57	33,431
Income (loss) from continuing operations before income taxes	$ (95,117)	$ 722	(94,345)
Income tax benefit			(1,239)
Loss from continuing operations			(93,106)
Loss from discontinued operations			(12,187)
Net loss			$ (105,293)

Geographic Segments

Revenues by geographic segments of the Company are as follows:

	Years ended December 31,		
	2007	2006	2005
United States	**$ 604,713**	$ 552,976	$ 509,205
Canada	**-**	110	–
Europe	**21,002**	21,112	17,458
	$ 625,715	$ 574,198	$ 526,663

Real estate properties, fixed assets, racing licenses and other assets, net of accumulated depreciation and amortization, by geographic segment are as follows:

	December 31,	
	2007	2006
United States	**$ 900,154**	$ 902,427
Canada	**-**	10,298
Europe	**62,874**	54,249
Total from continuing operations	**963,028**	966,974
Total assets held for sale	**35,658**	36,063
Total from discontinued operations	**50,731**	50,530
	$ 1,049,417	$ 1,053,567

22. TRANSACTIONS WITH RELATED PARTIES

[a] The Company's indebtedness and long-term debt due to parent consists of the following:

	December 31,	
	2007	2006
Bridge loan facility [i]	**$ 35,889**	$ –
Gulfstream Park project financing		
Tranche 1 [ii]	**130,324**	131,350
Tranche 2 [iii]	**24,304**	18,617
Tranche 3 [iv]	**13,593**	–
	204,110	149,967
Less: due within one year	**(137,003)**	(2,823)
	$ 67,107	$ 147,144

[i] Bridge Loan Facility

On September 12, 2007, the Company entered into a bridge loan agreement with a subsidiary of MID pursuant to which up to $80.0 million of financing will be made available to the Company, subject to certain conditions. The bridge loan matures on May 31, 2008, is non-revolving and bears interest at a rate of LIBOR plus 10.0% per annum, which increased to LIBOR plus 11.0% on December 31, 2007. If, by February 29, 2008, the Company has not entered into agreements acceptable to MID for asset sales that would yield aggregate net proceeds sufficient to repay the entire outstanding loan amount, the interest rate increases by an additional 1.0% per annum. An arrangement fee of $2.4 million was paid to MID on closing and there is a commitment fee equal to 1.0% per annum (payable in arrears) on the undrawn portion of the $80.0 million maximum loan commitment. In addition, on February 29, 2008, there is an additional arrangement fee equal to 1.0% of the maximum principal amount then available under this facility. The bridge loan is required to be repaid by way of the payment of the net proceeds of any asset sale, any equity offering (other than the Fair Enterprise private placement) or any debt offering, subject to specified amounts required to be paid to eliminate other prior-ranking indebtedness. The bridge loan is secured by essentially all of the assets of the Company and by guarantees provided by certain subsidiaries of the Company. The guarantees are secured by charges over the lands owned by Golden Gate Fields, Santa Anita Park and Thistledown, and charges over the lands in Dixon, California and Ocala, Florida, as well as by pledges of the shares of certain of the Company's subsidiaries. The bridge loan is also cross-defaulted to all other obligations to MID and to other significant indebtedness of the Company and certain of its subsidiaries. Pursuant to the terms of the bridge loan, advances after January 15, 2008 are subject to MID being satisfied that the Company's $40.0 million senior secured revolving credit facility will be further extended to at least April 30, 2008 or that satisfactory refinancing of that facility has been arranged. In addition, the first advance that would result in the then outstanding loan amount under the bridge loan exceeding $40.0 million is subject to MID being satisfied that the Company is in compliance with, can reasonably be expected to be able to implement, and is using all commercially reasonable efforts to implement the debt elimination plan.

During the year ended December 31, 2007, the Company received loan advances of $38.0 million, incurred interest expense and commitment fees of $1.2 million, and repaid interest and commitment fees of $0.8 million, such that at December 31, 2007, $38.4 million was outstanding under the bridge loan facility, including $0.2 million of accrued interest and commitment fees payable. During the year ended December 31, 2007, the Company incurred $4.2 million of loan origination costs and amortized $1.8 million of loan origination costs, such that at December 31, 2007, $2.5 million of net loan origination costs have been recorded as a reduction of the outstanding loan balance. The loan balance is being accreted to its face value over the term to maturity. The weighted average interest rate on the borrowings outstanding under the bridge loan at December 31, 2007 is 16.2%.

In July 2005, as amended on July 26, 2006 and September 29, 2006, a subsidiary of MID provided to the Company a non-revolving bridge loan facility of up to $119.0 million available in three tranches. An arrangement fee of $1.0 million was paid on closing, a second arrangement fee of $0.5 million was paid when the second tranche was made available to the Company, a third arrangement fee of $0.5 million was paid when the third tranche was made available to the Company and a fourth arrangement fee of $0.2 million was paid in connection with the amendments on September 29, 2006. In connection with the amendments on July 26, 2006, there was an extension fee of $0.5 million (0.5% of the amount of the bridge loan then outstanding). This bridge loan facility was fully repaid on November 14, 2006.

For the year ended December 31, 2006, $37.7 million was advanced under the bridge loan, $111.8 million was repaid and $5.7 million of net loan origination costs were amortized, such that at December 31, 2006 no amounts remained outstanding under the bridge loan. In addition, for the year ended December 31, 2006, $9.7 million (for the year ended December 31, 2005 - $2.5 million) of commitment fees and interest expense were incurred related to the bridge loan, of which no amounts (December 31, 2005 - $0.6 million) remained outstanding at December 31, 2006.

[ii] Gulfstream Park Project Financing - Tranche 1

In December 2004, certain of the Company's subsidiaries entered into a $115.0 million project financing arrangement with a subsidiary of MID, for the reconstruction of facilities at Gulfstream Park. This project financing arrangement was amended on July 22, 2005 in connection with the Remington Park loan as described in Note 22[a][v] below. The project financing was made by way of progress draw advances to fund reconstruction. The loan has a ten-year term from the completion date of the reconstruction project, which was February 1, 2006. Prior to the completion date, amounts outstanding under the loan bore interest at a floating rate equal to 2.55% per annum above MID's notional cost of borrowing under its floating rate credit facility, compounded monthly. After the completion date, amounts outstanding under the loan bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, interest was capitalized to the principal balance of the loan. Commencing January 1, 2007, the Company is required to make monthly blended payments of principal and interest based on a 25-year amortization period commencing on the completion date. The loan contains cross-guarantee, cross-default and cross-collateralization provisions. The loan is guaranteed by the Company's subsidiaries that own and operate Remington Park and the Palm Meadows Training Center ("Palm Meadows") and is collateralized principally by security over the lands forming part of the operations at Gulfstream Park, Remington Park and Palm Meadows and over all other assets of Gulfstream Park, Remington Park and Palm Meadows, excluding licenses and permits. During the year ended December 31, 2007, the Company received no loan advances (for the year ended December 31, 2006 - $24.9 million; for the year ended December 31, 2005 - $67.0 million), incurred interest expense of $13.7 million (for the year ended December 31, 2006 - $12.8 million; for the year ended December 31, 2005 - $3.6 million), repaid interest of $12.5 million (for the years ended December 31, 2006 and 2005 - nil) and repaid outstanding principal of $2.5 million (for the years ended December 31, 2006 and 2005 - nil), such that at December 31, 2007, $133.5 million was outstanding under this project financing arrangement, including $1.1 million of accrued interest payable. At December 31, 2007, net loan origination costs of $3.2 million have been recorded as a reduction of the outstanding loan balance. The loan balance is being accreted to its face value over the term to maturity.

On September 12, 2007, certain amendments were made to the Gulfstream Park and Remington Park project financings. In return for the lender agreeing to waive any applicable make-whole payments for repayments made under either of the project financings prior to May 31, 2008, the required amendments provide, among other things, that under the Gulfstream Park project financing arrangement: (i) Gulfstream Park's obligations are now guaranteed by the Company; and (ii) $100.0 million of indebtedness under the Gulfstream Park project financings must be repaid by May 31, 2008.

[iii] Gulfstream Park Project Financing - Tranche 2

On July 26, 2006, certain of the Company's subsidiaries that own and operate Gulfstream Park entered into an amending agreement relating to the existing Gulfstream Park project financing arrangement with a subsidiary of MID by adding an additional tranche of $25.8 million, plus lender costs and capitalized interest, to fund the design and construction of phase one of the slots facility to be located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of approximately 500 slot machines. The second tranche of the Gulfstream Park financing has a five-year term and bears interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, interest on this tranche was capitalized to the principal balance of the loan. Beginning January 1, 2007, this tranche requires blended payments of principal and interest based on a 25-year amortization period commencing on that date. Advances related to phase one of the slots facility were made available by way of progress draw advances and there is no prepayment penalty associated with this tranche. The Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, to be used to repay the additional principal amount being made available under the new tranche. A lender fee of $0.3 million (1% of the amount of this tranche) was added to the principal amount of the loan as consideration for the amendments. During the year ended December 31, 2007, the Company received loan advances of $5.5 million (for the year ended December 31, 2006 - $18.8 million; for the year ended December 31, 2005 - nil), incurred interest expense of $2.4 million (for the year ended December 31, 2006 - $0.4 million; for the year ended December 31, 2005 - nil), repaid accrued interest of $2.2 million (for the years ended December 31, 2006 and 2005 - nil), and repaid outstanding principal of $0.4 million (for the years ended December 31, 2006 and 2005 - nil), such that at December 31, 2007, $24.7 million was outstanding under this project financing arrangement, including $0.2 million of accrued interest payable. At December 31, 2007, net loan origination costs of $0.4 million have been recorded as a reduction of the outstanding loan balance. The loan balance is being accreted to its face value over the term to maturity.

[iv] Gulfstream Park Project Financing - Tranche 3

On December 22, 2006, certain of the Company's subsidiaries that own and operate Gulfstream Park entered into an additional amending agreement relating to the existing Gulfstream Park project financing arrangement with a subsidiary of MID by adding an additional tranche of $21.5 million, plus lender costs and capitalized interest, to fund the design and construction of phase two of the slots facility, as well as related capital expenditures and start-up costs, including the acquisition and installation of approximately 700 slot machines. This third tranche of the Gulfstream Park financing has a five-year term and bears interest at a rate of 10.5% per annum, compounded semi-annually. Prior to May 1, 2007, interest on this tranche was capitalized to the principal balance of the loan. Beginning May 1, 2007, this tranche requires blended payments of principal and interest based on a 25-year amortization period commencing on that date. Advances related to phase two of the slots facility are made available by way of progress draw advances and there is no prepayment penalty associated with this tranche. A lender fee of $0.2 million (1% of the amount of this tranche) was added to the principal amount of the loan as consideration for the amendments on January 19, 2007, when the first funding advance was made available to the Company. During the year ended December 31, 2007, the Company received loan advances of $13.8 million (for the years ended December 31, 2006 and 2005 - nil), incurred interest expense of $1.0 million (for the years ended December 31, 2006 and 2005 - nil), repaid accrued interest of $0.7 million (for the years ended December 31, 2006 and 2005 - nil), and repaid outstanding principal of $0.2 million (for the years ended December 31, 2006 and 2005 - nil), such that at December 31, 2007, $13.9 million was outstanding under this project financing arrangement, including $0.1 million of accrued interest payable. At December 31, 2007, net loan origination costs of $0.3 million have been recorded as a reduction of the outstanding loan balance. The loan balance is being accreted to its face value over the term to maturity.

[v] Remington Park Project Financing

In July 2005, the Company's subsidiary that owns and operates Remington Park entered into a $34.2 million project financing arrangement with a subsidiary of MID for the build-out of the casino facility at Remington Park. Advances under the loan were made by way of progress draw advances to fund the capital expenditures relating to the development, design and construction of the casino facility, including the purchase and installation of electronic gaming machines. The loan has a ten-year term from the completion date of the reconstruction project, which was November 28, 2005. Prior to the completion date, amounts outstanding under the loan bore interest at a floating rate equal to 2.55% per annum above MID's notional cost of LIBOR borrowing under its floating rate credit facility, compounded monthly. After the completion date, amounts outstanding under the loan bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, interest was capitalized to the principal balance of the loan. Commencing January 1, 2007, the Company is required to make monthly blended payments of principal and interest based on a 25-year amortization period commencing on the completion date. Certain cash from the operations of Remington Park must be used to pay deferred interest on the loan plus a portion of the principal under the loan equal to the deferred interest on the Gulfstream Park construction loan. The loan is secured by all assets of Remington Park, excluding licenses and permits. The loan is also secured by a charge over the Gulfstream Park lands and a charge over Palm Meadows and contains cross-guarantee, cross-default and cross-collateralization provisions. During the year ended December 31, 2007, the Company received no loan advances (for the year ended December 31, 2006 - $12.5 million; for the year ended December 31, 2005 - $20.7 million), incurred interest expense of $3.1 million (for the year ended December 31, 2006 - $3.2 million; for the year ended December 31, 2005 - $0.3 million), repaid accrued interest of $2.8 million (for the years ended December 31, 2006 and 2005 - nil), and repaid outstanding principal of $4.2 million (for the year ended December 31, 2006 - $5.0 million; for the year ended December 31, 2005 - nil), such that at December 31, 2007, $27.7 million was outstanding under this project financing arrangement, including $0.2 million of accrued interest payable. At December 31, 2007, net loan origination costs of $1.2 million have been recorded as a reduction of the outstanding loan balance. The loan balance is being accreted to its face value over the term to maturity. The Remington Park project financing has been reflected in discontinued operations (refer to Note 7).

[vi] Future principal repayments on the indebtedness and long-term debt due to parent at December 31, 2007 are scheduled to occur as follows:

	Continuing Operations	Discontinued Operations	Total
2008	$ 137,003	$ 397	$ 137,400
2009	882	180	1,062
2010	977	199	1,176
2011	1,083	220	1,303
2012	1,199	244	1,443
Thereafter	62,966	25,300	88,266
	$ 204,110	$ 26,540	$ 230,650

[b] At December 31, 2007, $4.5 million (December 31, 2006 - $6.5 million) of the funds the Company placed into escrow with MID remains in escrow.

[c] On December 21, 2007, the Company entered into an agreement to sell 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna for a purchase price of Euros 20.0 million (U.S. $29.4 million), subject to customary adjustments. The closing of the transaction is expected to occur during the first quarter of 2008 following the satisfaction of customary closing conditions, including the receipt of all necessary regulatory approvals. The net proceeds received on closing will be used to repay debt.

[d] On October 29, 2007, the Company completed a private placement of the Company's Class A Subordinate Voting Stock to Fair Enterprise and received proceeds of $19.6 million, net of transaction costs of $0.4 million. Pursuant to the terms of the subscription agreement entered into on September 13, 2007, Fair Enterprise was issued 8.9 million shares of Class A Subordinate Voting Stock at a price of $2.25 per share. The price per share was set at the greater of (i) 90% of the volume weighted average price per share of Class A Subordinate Voting Stock on Nasdaq for the five trading days commencing on September 13, 2007; and (ii) U.S. $1.91, being 100% of the volume weighted average price per share of Class A Subordinate Voting Stock on Nasdaq for the five trading days immediately preceding September 13, 2007 (the date of announcement of the private placement). Prior to this transaction, Fair Enterprise owned approximately 7.5% of the issued and outstanding Class A Subordinate Voting Stock. Upon the completion of the private placement, the percentage of Class A Subordinate Voting Stock beneficially owned by Fair Enterprise has increased to approximately 21.6% of the issued and outstanding Class A Subordinate Voting Stock, representing approximately 10.8% of the equity of the Company. The shares of Class A Subordinate Voting Stock issued pursuant to the subscription agreement were issued and sold in a private transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

[e] On September 24, 2007, the Company exercised its option to acquire the remaining voting and equity interests in MJC, pursuant to an agreement with certain companies controlled by Joseph De Francis, who was a member of the Company's Board of Directors when the option was exercised, and Karin De Francis. Under the terms of the option agreement, the Company paid $18.3 million plus interest on October 5, 2007.

[f] On June 7, 2007, the Company sold 205 acres of land and buildings, located in Bonsall, California, and on which the San Luis Rey Downs Training Center is situated, to MID for cash consideration of approximately $24.0 million. The Company also has entered into a lease agreement whereby a subsidiary of the Company will lease the property from MID for a three year period on a triple-net lease basis, which provides for a nominal annual rent in addition to operating costs that arise from the use of the property. The lease is terminable at any time by either party on four months notice. The gain on sale of the property of approximately $17.7 million, net of tax, has been reported as a contribution of equity in contributed surplus.

[g] On March 28, 2007, the Company sold a 157 acre parcel of excess land adjacent to the Palm Meadows Training Center, located in Palm Beach County, Florida and certain development rights to MID for cash consideration of $35.0 million. The gain on sale of the excess land and development rights of approximately $16.7 million, net of tax, has been reported as a contribution of equity in contributed surplus.

On February 7, 2007, MID acquired all of the Company's interests and rights in a 34 acre parcel of residential development land in Aurora, Ontario, Canada for cash consideration of Cdn. $12.0 million (U.S. $10.1 million), which was equal to the carrying value of the land.

On February 7, 2007, MID also acquired a 64 acre parcel of excess land at Laurel Park in Howard County, Maryland for cash consideration of $20.0 million. The gain on sale of the excess land of approximately $15.8 million, net of tax, has been reported as a contribution of equity in contributed surplus.

The Company has been granted profit participation rights in respect of each of these three properties under which it is entitled to receive 15% of the net proceeds from any sale or development after MID achieves a 15% internal rate of return.

[h] The Company has entered into a consulting agreement with MID, dated September 12, 2007, under which MID will provide consulting services to the Company's management and Board of Directors in connection with the debt elimination plan. The Company is required to reimburse MID for its expenses, but there are no fees payable to MID in connection with the consulting agreement. The consulting agreement may be terminated by either party under certain circumstances.

[i] A subsidiary of the Company had an option agreement with MID to acquire 100% of the shares of the MID subsidiary that owns land in Romulus, Michigan. The option agreement expired on December 15, 2006 and, accordingly, the Company expensed approximately $3.0 million of deferred development costs incurred in pursuit of the Romulus, Michigan racing license.

[j] On November 1, 2006, a wholly-owned subsidiary of the Company sold its interest in the entity that owns and operates the Fontana Golf Club located in Oberwaltersdorf, Austria to a subsidiary of Magna for a sale value of Euros 30.0 million (U.S. $38.3 million). The Company received cash proceeds of approximately Euros 13.2 million (U.S. $16.9 million), net of transaction costs, and approximately Euros 16.8 million (U.S. $21.4 million) of debt was assumed by Magna. The gain on sale of Fontana Golf Club of approximately $20.9 million, net of tax, is reported as a contribution of equity. A subsidiary of MID received a fee of $0.2 million (1% of the net sale proceeds) as consideration for waiving repayment rights under the bridge loan agreement with MID.

[k] On August 25, 2006, a wholly-owned subsidiary of the Company completed the sale of the Magna Golf Club located in Aurora, Ontario, Canada to Magna for cash consideration of Cdn. $51.8 million (U.S. $46.4 million), net of transaction costs. The Company recognized an impairment loss of $1.2 million at the date of disposition equal to the excess of the Company's carrying value of the assets disposed over their fair values at the date of disposition. A subsidiary of MID received a fee of Cdn. $0.2 million (1% of the net sale proceeds) as consideration for waiving repayment rights under the bridge loan agreement with MID.

On August 25, 2006, in conjunction with the sale of the Magna Golf Club, the Company entered into an access agreement with Magna for the use of the Magna Golf Club's golf course and the clubhouse meeting, dining and other facilities. The agreement, which expires on August 25, 2011, required a one-time payment of $0.3 million.

[l] On March 31, 2006, the Company sold a non-core real estate property located in the United States to Magna for total proceeds of $5.6 million, net of transaction costs. The gain on sale of the property of approximately $2.9 million, net of tax, is reported as a contribution of equity. In accordance with the terms of the senior secured revolving credit facility, the Company used the net proceeds from this transaction to repay principal amounts outstanding under this credit facility.

[m] During the year ended December 31, 2005, a wholly-owned subsidiary of the Company sold to Mr. Frank Stronach, the Chairman of the Board and a Director of the Company, two housing lots and a housing unit. These sales were in the normal course of operations of the Company and the total sales price for these properties was $1.4 million. The gain on the sale of the properties of approximately $0.7 million, net of tax, is reported as a contribution of equity.

[n] On November 1, 2004, a wholly-owned subsidiary of the Company entered into an access agreement with Magna and one of its subsidiaries for their use of the golf course and the clubhouse meeting, dining and other facilities at the Magna Golf Club in Aurora, Ontario, Canada. The agreement, which was retroactive to January 1, 2004, ended on August 25, 2006 as a result of the sale of the Magna Golf Club (refer to Note 22[k]) and stipulated an annual fee of Cdn. $5.0 million. For the year ended December 31, 2007, no amount (for the year ended December 31, 2006 - $2.9 million; for the year ended December 31, 2005 - $4.1 million) has been recognized in discontinued operations related to this agreement.

[o] On November 1, 2004, a wholly-owned subsidiary of the Company entered into an access agreement with Magna and one of its subsidiaries for their use of the golf course and the clubhouse meeting, dining and other facilities at the Fontana Golf Club in Oberwaltersdorf, Austria. The agreement, which was retroactive to March 1, 2004, ended on November 1, 2006 as a result of the sale of the Fontana Golf Club (refer to Note 22[j]) and stipulated an annual fee of Euros 2.5 million. For the year ended December 31, 2007, no amount (for the year ended December 31, 2006 - $2.6 million; for the year ended December 31, 2005 - $3.1 million) has been recognized in discontinued operations related to this agreement.

[p] During the period from January 1, 2006 to July 26, 2006, the Company paid $2.1 million (for the year ended December 31, 2005 - $2.4 million) of rent for totalisator equipment and fees for totalisator services to AmTote, a company in which the Company had a 30% equity interest up to July 26, 2006.

[q] During the year ended December 31, 2007, the Company incurred $3.7 million (for the year ended December 31, 2006 - $3.8 million; for the year ended December 31, 2005 - $4.5 million) of rent for facilities and central shared and other services to Magna and its subsidiaries. At December 31, 2007, amounts due to Magna and its subsidiaries is $2.8 million (December 31, 2006 - $1.4 million).

23. COMMITMENTS AND CONTINGENCIES

[a] The Company generates a substantial amount of its revenues from wagering activities and, therefore, it is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

[b] In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

[c] On May 18, 2007, ODS Technologies, L.P., doing business as TVG Network, filed a summons against the Company, HRTV, LLC and XpressBet, Inc. seeking an order that the defendants be enjoined from infringing certain patents relating to interactive wagering systems and for an award for damages to compensate for the infringement. An Answer to Complaint, Affirmative Defenses and Counterclaims have been filed on behalf of the defendants. At the present time, the final outcome related to this action cannot be accurately determined by management.

[d] The Company has letters of credit issued with various financial institutions of $1.1 million to guarantee various construction projects related to activity of the Company. These letters of credit are secured by cash deposits of the Company. The Company also has letters of credit issued under its senior secured revolving credit facility of $4.3 million (refer to Note 13[i]).

[e] The Company has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activity of its subsidiaries. At December 31, 2007, these indemnities amounted to $6.3 million with expiration dates through 2009.

[f] At December 31, 2007, the Company had commitments under operating leases requiring future minimum annual rental payments for the years ending December 31 as follows:

	Continuing Operations	Discontinued Operations	Total
2008	$ 2,957	$ 1,536	$ 4,493
2009	2,270	1,392	3,662
2010	1,952	1,374	3,326
2011	1,096	789	1,885
2012	686	765	1,451
Thereafter	610	23,718	24,328
	$ 9,571	$ 29,574	$ 39,145

Commitments under operating leases do not include contingent rental payments.

For the year ended December 31, 2007, payments under these operating leases amounted to approximately $6.0 million (for the year ended December 31, 2006 - $9.4 million; for the year ended December 31, 2005 - $4.2 million). The Company also rents or leases certain totalisator equipment and services from third parties, for which the annual payments are contingent upon handle, live race days and other factors. The Company's rent expense relating to the totalisator equipment and services was $1.6 million for the year ended December 31, 2007 (for the year ended December 31, 2006 - $3.5 million; for the year ended December 31, 2005 - $5.2 million).

The Company occupies land for the Remington Park racing facility under an operating lease that extends through 2013. The lease also contains options to renew for five 10-year periods after the initial term. The Company is obligated to pay rent based on minimum annual rental payments ranging from $470 thousand to $503 thousand plus one-half of one percent of the pari-mutuel wagers made at the track in excess of $187.0 million during the racing season and one percent of gaming revenue in excess of $60.0 million. The percentage rent was not applicable for the years ended December 31, 2007, 2006 and 2005.

The Company owns an approximate 22% interest in the real property upon which Portland Meadows is located, and also owns the long-term rights to operate the facility pursuant to an operating lease. The operating lease requires the Company to pay rent equal to one percent of the wagers made at the track (including wagers on both live and import races), and also an additional percentage of revenues for other activities as follows: (a) one percent of revenues for horse-related activities, including simulcasting of horse races during the non-live season, (b) five percent of revenues not related to horse racing up to $800 thousand, and (c) three percent of revenues not related to horse racing in excess of $800 thousand. As the owner of approximately 22% interest in the real property, the Company receives approximately 22% of the rent payments, which are applied to the rental payments made by the Company in order to reduce rent expense which is reflected in racing and gaming operating costs on the consolidated statements of operations and comprehensive loss.

The racetrack and associated land under capital leases at Lone Star Park are included in the Grand Prairie Metropolitan Utility and Reclamation District ("GPMURD"). MEC Lone Star, L.P., a wholly-owned subsidiary of the Company, entered into an agreement with GPMURD, whereby it is required to make certain payments to GPMURD in lieu of property taxes. Such payments include amounts necessary to cover GPMURD operating expenses and debt service for certain bonds issued by GPMURD to fund improvements on the land up to the debt service requirements. The Company expensed $1.7 million of such payments for the year ended December 31, 2007 (for the year ended December 31, 2006 - $2.1 million; for the year ended December 31, 2005 - $1.8 million).

[g] Contractual commitments outstanding at December 31, 2007, which related to construction and development projects, amounted to approximately $4.2 million.

[h] On March 4, 2007, the Company entered into a series of customer-focused agreements with CDI in order to enhance wagering integrity and security, to own and operate HRTV™, to buy and sell horse racing content, and to promote the availability of horse racing signals to customers worldwide. These agreements involved the formation of a joint venture, TrackNet Media, a reciprocal content swap agreement and the purchase by CDI from the Company of a 50% interest in HRTV™. TrackNet Media is the vehicle through which the Company and CDI horse racing content is made available to third parties, including racetracks, off-track betting facilities, casinos and advance deposit wagering companies. TrackNet Media purchases horse racing content from third parties to be made available through the Company's and CDI's respective outlets. Under the reciprocal content swap agreement, the Company and CDI will exchange their respective horse racing signals. To facilitate the sale of 50% of HRTV™ to CDI, on March 4, 2007, HRTV, LLC was created with an effective date of April 27, 2007. Both the Company and CDI are required to make quarterly capital contributions, on an equal basis, until October 2009 to fund the operations of HRTV, LLC; however, the Company may under certain circumstances be responsible for additional capital commitments. The Company's share of the required capital contributions to HRTV, LLC is expected to be approximately $7.0 million of which $2.0 million has been contributed to December 31, 2007.

[i] On November 15, 2006, the Company opened the slots facilities at Gulfstream Park. The Company opened the slots facilities despite an August 2006 decision rendered by the Florida First District Court of Appeals that reversed a lower court decision granting summary judgment in favor of "Floridians for a Level Playing Field" ("FLPF"), a group in which Gulfstream Park is a member. The Court ruled that a trial is necessary to determine whether the constitutional amendment adopting the slots initiative, approved by Floridians in the November 2004 election, was invalid because the petitions bringing the initiative forward did not contain the minimum number of valid signatures. FLPF filed an application for a rehearing, rehearing en banc before the full panel of the Florida First District Court of Appeals and Certification by the Florida Supreme Court. On November 30, 2006, in a split decision, the en banc court affirmed the August 2006 panel decision and certified the matter to the Florida Supreme Court, which stayed the appellate court ruling pending its jurisdictional review of the matter. On September 27, 2007, the Florida Supreme Court ruled that the matter was not procedurally proper for consideration by the court. Its order effectively remanded the matter to the trial court for a trial on the merits. A trial on the merits will likely take over a year to fully develop and could take as many as three years to achieve a full factual record and trial court ruling for an appellate court to review. The Company believes that the August 2006 decision rendered by the Florida First District Court of Appeals is incorrect and that any allegations of fraud in the securing of the petitions will ultimately be disproved at the trial level, and accordingly, the Company has opened the slots facilities. At December 31, 2007, the carrying value of the fixed assets related to the slots facilities is approximately $29.6 million. If the August 2006 decision rendered by the Florida First District Court of Appeals is correct, the Company may incur a write-down of these fixed assets.

[j] In May 2005, a Limited Liability Company Agreement was entered into with Forest City concerning the planned development of "The Village at Gulfstream Park™". That agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial use projects on a portion of the Gulfstream Park property. Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The Company is obligated to contribute 50% of any equity amounts in excess of $15.0 million as and when needed; however, to December 31, 2007, the Company has not made any such contributions. At December 31, 2007, approximately $42.3 million of costs have been incurred by The Village at Gulfstream Park, LLC, which have been funded by a construction loan and equity contributions from Forest City. The Company has reflected its share of equity amounts in excess of $15.0 million, of approximately $5.8 million, as an obligation which is included in "other accrued liabilities" on the accompanying consolidated balance sheets. The Limited Liability

Company Agreement also contemplated additional agreements, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement which were executed upon satisfaction of certain conditions. Upon the opening of The Village at Gulfstream Park™, construction of which commenced in June 2007, annual cash receipts (adjusted for certain disbursements and reserves) will first be distributed to the Forest City partner, subject to certain limitations, until such time as the initial contribution accounts of the partners are equal. Thereafter, the cash receipts are generally expected to be distributed to the partners equally, provided they maintain their equal interest in the partnership. The annual cash payments made to the Forest City partner to equalize the partners' initial contribution accounts will not exceed the amount of the annual ground rent.

[k] On September 28, 2006, certain of the Company's affiliates entered into definitive operating agreements with certain Caruso Affiliated affiliates regarding the proposed development of The Shops at Santa Anita on approximately 51 acres of undeveloped lands surrounding Santa Anita Park. This development project, first contemplated in an April 2004 Letter of Intent which also addressed the possibility of developing undeveloped lands surrounding Golden Gate Fields, contemplates a mixed-use development with approximately 800,000 square feet of retail, entertainment and restaurants as well as 4,000 parking spaces. Westfield Corporation ("Westfield"), a developer of a neighboring parcel of land, has challenged the manner in which the entitlement process for the development of the land surrounding Santa Anita Park has been proceeding. On May 16, 2007, Westfield commenced civil litigation in the Los Angeles Superior Court in an attempt to overturn the Arcadia City Council's approval and granting of entitlements related to the construction of The Shops at Santa Anita. In addition, on May 21, 2007, Arcadia First! filed a petition against the City of Arcadia to overturn the entitlements and named the Company and certain of its subsidiaries as real parties in interest. If either Westfield or Arcadia First! is ultimately successful in its challenge, development efforts could potentially be delayed or suspended. The first hearings on the merits of the petitioners' claims are scheduled to be heard before the trial judge during the third week of April 2008. To December 31, 2007, the Company has expended approximately $9.9 million on these initiatives, of which $3.6 million was paid during the year ended December 31, 2007. These amounts have been recorded as "real estate properties, net" on the accompanying consolidated balance sheets. Under the terms of the Letter of Intent, the Company may be responsible to fund additional costs; however, to December 31, 2007, the Company has not made any such payments.

[l] MJC was party to agreements with the Maryland Thoroughbred Horsemen's Association and the Maryland Breeders' Association, which expired on December 31, 2007, under which the horsemen and breeders each contributed 4.75% of the costs of simulcasting to MJC. Without arrangements similar in effect to these agreements, there would be an increase in costs of approximately $2.0 million. At this time, the Company is uncertain as to the renewal of these agreements on comparable terms.

24. OTHER LONG-TERM LIABILITIES

[a] *Other long-term liabilities consist of the following:*

	December 31, 2007	December 31, 2006
Finance obligation (Note 5)	**$ 11,052**	$ 12,816
Deferred revenue	**3,092**	-
Pension liability	**1,720**	2,714
Fair value of interest rate swaps (Note 20[c])	**1,315**	-
Postretirement liability	**407**	460
Other	**739**	786
	$ 18,325	$ 16,776

[b] *Employee Defined Benefit Pension Plans*

The Company's Santa Anita Park racetrack has a pension plan that consists of a non-contributory defined benefit retirement plan for year-round employees who are at least 21 years of age, have one or more years of service, and are not covered by collective bargaining agreements. Plan assets consist of a group of annuity contracts with a life insurance company. Plan benefits are based primarily on years of service and qualifying compensation during the final years of employment. Funding requirements comply with federal requirements that are imposed by law.

The Company's subsidiary, AmTote, which is consolidated in the Company's results from July 26, 2006 (refer to Note 4) sponsors two pension plans for union employees. Retirement benefits for the pension plans are funded entirely by AmTote. Normal retirement for one of the pension plans is age 65 with at least 30 years of service and normal retirement for the other pension plan is age 65 with at least 5 years of service. Funding requirements comply with federal requirements that are imposed by law.

The net periodic pension cost of the Company includes the following components:

	Years ended December 31,		
	2007	2006	2005
Components of net periodic pension cost:			
Service cost	**$ 624**	$ 588	$ 532
Interest cost on projected benefit obligation	**982**	837	690
Expected return on plan assets	**(1,120)**	(807)	(631)
Settlements	**(27)**	-	-
Amortization of prior service cost	**-**	18	18
Amortization of net loss	**-**	87	115
Net periodic pension cost	**$ 459**	$ 723	$ 724

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

	Years ended December 31,		
	2007	2006	2005
Change in benefit obligation:			
Benefit obligation at beginning of year	**$ 19,067**	$ 14,592	$ 14,104
Plans acquired through acquisition of AmTote	**-**	4,971	-
Service cost	**624**	588	532
Interest cost	**982**	837	690
Benefits paid	**(682)**	(643)	(623)
Actuarial gains	**(939)**	(993)	(111)
Settlements	**(475)**	(285)	-
Benefit obligation at end of year	**18,577**	19,067	14,592
Change in plan assets:			
Fair value of plan assets at beginning of year	**16,353**	11,349	10,688
Plans acquired through acquisition of AmTote	**-**	4,091	-
Actual return on plan assets	**1,144**	1,159	840
Company contributions	**517**	682	444
Benefits paid	**(682)**	(643)	(623)
Settlements	**(475)**	(285)	-
Fair value of plan assets at end of year	**16,857**	16,353	11,349
Funded status of plan (underfunded)	**(1,720)**	(2,714)	(3,243)
Unrecognized net gain	**-**	-	2,790
Net pension liability	**$ (1,720)**	$ (2,714)	$ (453)
Accumulated benefit obligation	**$ 16,446**	$ 16,928	$ 12,519

The asset allocation for the Company's defined benefit pension plans are as follows:

	December 31,		
	2007	2006	2005
Debt securities	**49%**	51%	64%
Equity securities	**48%**	46%	36%
Real estate	**3%**	3%	-
	100%	100%	100%

Assumptions used in determining the funded status of the defined benefit pension plans are as follows:

	Years ended December 31,		
	2007	2006	2005
Weighted average discount rate	**5.5 - 6.5%**	5.0 - 6.5%	5.0%
Weighted average rate of increase in compensation levels	**4.0%**	4.0%	4.0%
Expected long-term rate of return	**6.5 - 8.5%**	6.0 - 9.0%	6.0%

The expected long-term rate of return on plan assets was determined by considering the plan's current investment mix and the historical and expected future performance of these investment categories.

The measurement date and related assumptions for the underfunded status of the Company's pension plans are as of December 31.

[c] *Postretirement Benefit Plan*

One of the Company's subsidiaries, AmTote, which is consolidated in the Company's results from July 26, 2006 (refer to Note 4) also sponsors a postretirement group medical plan for Tier 1 union employees who retire after the age of 53 with at least 13 years of service. The coverage terminates at age 65. For union plan participants who retired prior to September 1, 1994, coverage is fully provided by AmTote, whereas union plan participants retiring subsequent to September 1, 1994, are required to make certain contributions to obtain coverage. For Tier 1 employees retiring between April 15, 2004 and June 30, 2006, the coverage is replaced by a Company contribution towards the cost of private insurance. For Tier 1 employees retiring after June 30, 2006, postretirement is not available.

The net periodic benefit cost of the Company for the years ended December 31, 2007 and 2006 is shown below. The Company did not have any postretirement benefit plans for the year ended December 31, 2005.

	Years ended December 31, 2007	2006
Components of net periodic benefit cost:		
Service cost	**$ -**	$ 1
Interest cost on projected benefit obligation	**27**	13
Amortization of net loss	**-**	63
Net periodic benefit cost	**$ 27**	$ 77

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plan:

	Years ended December 31, 2007	2006
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 460**	$ -
Plan acquired through acquisition of AmTote	**-**	495
Service cost	**-**	1
Interest cost	**27**	13
Plan participants' contributions	**23**	-
Benefits paid	**(64)**	(52)
Actuarial gains	**(39)**	3
Benefit obligation at end of year	**407**	460
Change in plan assets:		
Fair value of plan assets at beginning of year	**-**	-
Company contributions	**41**	52
Plan participants' contributions	**23**	-
Benefits paid	**(64)**	(52)
Fair value of plan assets at end of year	**-**	-
Funded status of plan (underfunded) and net postretirement liability	**$ (407)**	$ (460)
Accumulated benefit obligation	**$ 407**	$ 460

Assumptions used in determining the funded status of the Company's postretirement plan are as follows:

	Years ended December 31, 2007	2006
Weighted average discount rate	**6.5%**	6.5%
Health care cost trend assumed for next year	**10.0%**	7.0%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	**5.0%**	5.0%
Year that the rate reaches the ultimate trend rate	**2013**	2009

The measurement date and related assumptions for the underfunded status of the Company's postretirement plan are as of December 31.

[d] *Expected Contributions and Future Benefit Payments*

The expected contributions and future benefit payments of the Company's defined benefit pension plans and postretirement plan are as follows:

	Defined Benefit Pension Plans	Postretirement Plan	Total
Expected employer contributions - 2008	$ 369	$ 100	$ 469
Expected benefit payments:			
2008	$ 1,063	$ 100	$ 1,163
2009	955	90	1,045
2010	1,104	67	1,171
2011	924	57	981
2012	1,160	35	1,195
2013-2017	6,339	101	6,440
	$ 11,545	$ 450	$ 11,995

[e] The Company also participates in several multi-employer benefit plans on behalf of its employees who are union members. Company contributions to these plans were $5.1 million in the year ended December 31, 2007 (year ended December 31, 2006 - $4.9 million; year ended December 31, 2005 - $4.0 million). The data available from administrators of the multi-employer pension plans is not sufficient to determine the accumulated benefit obligations, nor the net assets attributable to the multi-employer plans in which the Company's employees participate.

The Meadows participates in a multi-employer defined benefit pension plan for which the pension plan's total vested liabilities exceed its assets. An updated actuarial valuation is in the process of being obtained, however, based on allocation information currently provided by the plan, the portion of the estimated unfunded liability for vested benefits attributable to The Meadows is approximately $3.7 million. Effective November 1, 2007, the New Jersey Sports & Exposition Authority withdrew from the plan and effective December 25, 2007, The Meadows also withdrew from the plan. As part of the indemnification obligations under the holdback agreement with Millennium-Oaktree (refer to Note 5), the withdrawal liability that has been triggered as a result of withdrawal from the plan will be offset against the amount owing to the Company under the holdback agreement.

[f] The Company offers a 401(k) plan (the "401(k) Plan") to provide retirement benefits for employees. All employees who meet certain eligibility requirements are able to participate in the 401(k) Plan. Discretionary matching contributions are determined each year by the Company. The Company contributed $1.2 million in the year ended December 31, 2007 (year ended December 31, 2006 - $1.2 million; year ended December 31, 2005 - $0.8 million) to the 401(k) Plan.

25. SUBSEQUENT EVENTS

[a] On January 7 and 10, 2008, the Company completed the sales transactions with respect to two parcels of excess real estate in Porter, New York for total cash consideration of $1.4 million, net of transaction costs, which was equal to the carrying value of the real estate (refer to Note 6[a]).

[b] On January 31, 2008, the Company's senior secured revolving credit facility with a Canadian financial institution was amended and extended to February 29, 2008 and on February 28, 2008, the facility was further extended to March 31, 2008 (refer to Note 13[i]). Pursuant to the terms of the Company's bridge loan facility with a subsidiary of MID, advances after January 15, 2008 are subject to MID being satisfied that the Company's senior secured revolving credit facility will be further extended to at least April 30, 2008 or that satisfactory refinancing of that facility has been arranged. As the senior secured revolving credit facility was extended to March 31, 2008, MID waived this condition for advances between January 15, 2008 and March 31, 2008.

[c] Effective January 1, 2008, the Company amended its bank term loan of up to Euros 4.0 million to reduce the amount available under the bank term loan facility of up to Euros 3.5 million and increase the interest rate to EONIA plus 3.75% per annum.

[d] On February 12, 2008, the Company amended its Euros 15.0 million term loan facility whereby the first installment of Euros 7.5 million due on February 29, 2008 was extended until March 15, 2008. On March 12, 2008, the first installment was further extended to March 31, 2008.

[e] On February 12, 2008, the Company received notice from The Nasdaq Stock Market advising that, in accordance with Nasdaq Marketplace Rule 4450(e)(2), the Company has 180 calendar days, or until August 11, 2008, to regain compliance with the minimum bid price for the Company's publicly held Class A Subordinate Voting Stock required for continued listing on the Nasdaq Global Market, as set forth in Nasdaq Marketplace Rule 4450(a)(5). The Company received this notice because the bid price of its publicly held Class A Subordinate Voting Stock closed below the $1.00 per share minimum for 30 consecutive business days prior to February 12, 2008.

The notice also states that if, at any time before August 11, 2008, the bid price of the Company's Class A Subordinate Voting Stock on the Nasdaq Global Market closes at $1.00 per share or more for a minimum of 10 consecutive trading days, the Nasdaq staff will provide the Company with written notification that it has achieved compliance with its listing requirements. However, the notice states that if the Company cannot demonstrate compliance with such rule by August 11, 2008 (or such later date as may be permitted by Nasdaq), the Nasdaq staff will provide the Company with written notification that its Class A Subordinate Voting Stock will be delisted.

During this 180 calendar day period, the Company's Class A Subordinate Voting Stock will continue to trade on the Nasdaq Global Market. This notification has no effect on the listing of the Company's Class A Subordinate Voting Stock on the Toronto Stock Exchange.

Supplementary Financial Information

Magna Entertainment Corp.

Quarterly Information

[U.S. dollars in thousands, except per share figures]
[unaudited]

For the year ended December 31, 2007	March 31	June 30	September 30	December 31	Total
Revenues	$ 255,660	$ 169,539	$ 83,230	$ 117,286	$ 625,715
Earnings (loss) before interest, income taxes, depreciation and amortization ("EBITDA")	23,346	2,325	(26,125)	(17,071)	(17,525)
Net income (loss)					
Continuing operations	3,519	(22,699)	(48,072)	(40,617)	(107,869)
Discontinued operations	(1,050)	(738)	(1,739)	(2,363)	(5,890)
Net income (loss)	2,469	(23,437)	(49,811)	(42,980)	(113,759)
Diluted earnings (loss) per share					
Continuing operations	0.03	(0.21)	(0.45)	(0.36)	(0.99)
Discontinued operations	(0.01)	(0.01)	(0.01)	(0.02)	(0.05)
Diluted earnings (loss) per share	$ 0.02	$ (0.22)	$ (0.46)	$ (0.38)	$ (1.04)

For the year ended December 31, 2006	March 31	June 30	September 30	December 31	Total
Revenues	$ 246,904	$ 145,215	$ 79,528	$ 102,551	$ 574,198
EBITDA (loss)	22,943	(439)	(21,627)	9,134	10,011
Net income (loss)					
Continuing operations	2,166	(27,178)	(46,243)	(8,357)	(79,612)
Discontinued operations	46	840	(4,499)	(4,126)	(7,739)
Net income (loss)	2,212	(26,338)	(50,742)	(12,483)	(87,351)
Diluted earnings (loss) per share					
Continuing operations	0.02	(0.26)	(0.43)	(0.08)	(0.74)
Discontinued operations	-	0.01	(0.04)	(0.04)	(0.07)
Diluted earnings (loss) per share	$ 0.02	$ (0.25)	$ (0.47)	$ (0.12)	$ (0.81)

For the year ended December 31, 2005	March 31	June 30	September 30	December 31	Total
Revenues	$ 227,123	$ 143,265	$ 57,143	$ 99,132	$ 526,663
EBITDA (loss)	12,432	3,390	(26,640)	(17,483)	(28,301)
Net income (loss)					
Continuing operations	(2,193)	(14,947)	(42,145)	(33,821)	(93,106)
Discontinued operations	(1,927)	(11,957)	7,609	(5,912)	(12,187)
Net loss	(4,120)	(26,904)	(34,536)	(39,733)	(105,293)
Diluted earnings (loss) per share					
Continuing operations	(0.02)	(0.14)	(0.39)	(0.32)	(0.87)
Discontinued operations	(0.02)	(0.11)	0.07	(0.05)	(0.11)
Diluted loss per share	$ (0.04)	$ (0.25)	$ (0.32)	$ (0.37)	$ (0.98)

Annual Information

[U.S. dollars in thousands, except per share figures]
[unaudited]

For the year ended December 31,	2007	2006	2005	2004	2003
Revenues	**$ 625,715**	$ 574,198	$ 526,663	$ 612,452	$596,537
EBITDA (loss)	**(17,525)**	10,011	(28,301)	(43,650)	(113,872)
Interest expense, net	**50,621**	57,758	32,613	21,927	12,167
Depreciation and amortization	**42,297**	38,989	33,431	31,273	25,876
Loss from continuing operations before income taxes	**(110,443)**	(86,736)	(94,345)	(96,850)	(151,915)
Income tax benefit	**(2,574)**	(7,124)	(1,239)	(4,939)	(56,905)
Net loss					
Continuing operations	**(107,869)**	(79,612)	(93,106)	(91,911)	(95,010)
Discontinued operations	**(5,890)**	(7,739)	(12,187)	(3,725)	(10,087)
Net loss	**$ (113,759)**	$ (87,351)	$ (105,293)	$ (95,636)	$ (105,097)
Diluted loss per share					
Continuing operations	**$ (0.99)**	$ (0.74)	$ (0.87)	$ (0.86)	$ (0.89)
Discontinued operations	**(0.05)**	(0.07)	(0.11)	(0.03)	(0.09)
Diluted loss per share	**$ (1.04)**	$ (0.81)	$ (0.98)	$ (0.89)	$ (0.98)

Revenues, EBITDA (loss), interest expense, depreciation and amortization and income tax benefit reflect only continuing operations.

MAGNA ENTERTAINMENT CORP.

2008
NOTICE OF ANNUAL AND SPECIAL MEETING AND PROXY STATEMENT

SEC Mail Processing
Section

APR 15 2008

Washington, DC
111

Tuesday, May 6, 2008
at 11:00 a.m.

Le Royal Meridien King Edward Hotel
Sovereign Ballroom
37 King Street East
Toronto, Ontario, Canada

MEC

Magna Entertainment Corp.

337 Magna Drive
Aurora, Ontario,
Canada L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7448

April 4, 2008

Dear Stockholder:

On behalf of our Board of Directors and management, it is my pleasure to invite you to MEC's Annual and Special Meeting of Stockholders (the "Annual Meeting") on Tuesday, May 6, 2008, beginning at 11:00 a.m., in the Sovereign Ballroom at Le Royal Meridien King Edward Hotel in Toronto, Ontario, Canada. The Annual Meeting's business is described in the Notice of Annual and Special Meeting and Proxy Statement accompanying this letter.

In appreciation of your investment in MEC, we are pleased, once again, to offer to you an opportunity to obtain two free passes for general admission to any of our racetracks and off-track betting facilities. The passes are good for an unlimited number of visits over the next year. Please detach, complete and mail the enclosed postcard if you wish to take advantage of this offer.

I look forward to seeing many of our stockholders on May 6th. However, if you are unable to attend in person, you can view a webcast of the Annual Meeting at our website *www.magnaentertainment.com* and you can vote your shares by completing and returning the enclosed proxy form or voting instruction card, as applicable, in the manner described in the Notice of Annual and Special Meeting and Proxy Statement. Your vote is important and we look forward to receiving it.

Sincerely,

Frank Stronach
Chairman and Interim
Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL MEETING

The Annual and Special Meeting of Stockholders (the "Annual Meeting") of Magna Entertainment Corp. ("MEC") will be held on Tuesday, May 6, 2008, beginning at 11:00 a.m. local time, at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, Canada, to consider and take action upon the following matters described in the accompanying Proxy Statement:

(1) the election of eight directors for terms expiring at the 2009 Annual Meeting of Stockholders of MEC;

(2) the ratification of the appointment, by the Audit Committee of the Board of Directors, of Ernst & Young LLP as MEC's auditors for the fiscal year ending December 31, 2008;

(3) to approve a proposal to authorize the Board of Directors of MEC, in its discretion, to amend MEC's Restated Certificate of Incorporation to effect a reverse stock split for one time only, prior to May 6, 2009, in any whole number consolidation ratio from 1:10 to 1:20;

(4) to approve a proposal to authorize the Board of Directors of MEC, in its discretion, to amend MEC's Restated Certificate of Incorporation to authorize the creation of a class of preferred stock; and

(5) such other matters as may properly come before the meeting.

The Board of Directors has determined that owners of record of MEC's Class A Subordinate Voting Stock and Class B Stock at the close of business on Monday, March 10, 2008 are entitled to notice of and to vote at the Annual Meeting, and at any adjournment(s) thereof.

By Order of the Board of Directors

William G. Ford

William G. Ford
Secretary

Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
April 4, 2008

YOUR VOTE IS IMPORTANT

To vote your shares, please complete, sign and date the enclosed proxy form or voting instruction card, as applicable, and return it in the enclosed postage-paid envelope. Please see "GENERAL INFORMATION — Holders of Class A Subordinate Voting Stock and Class B Stock".

TABLE OF CONTENTS

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Magna Entertainment Corp. ("MEC" or the "Company") for use at MEC's Annual and Special Meeting of Stockholders to be held on May 6, 2008 (the "Annual Meeting"), and at any adjournment(s) thereof. The solicitation of proxies provides all stockholders who are entitled to vote on matters that come before the meeting with an opportunity to do so whether or not they attend the meeting in person. This Proxy Statement and the related proxy form are first being mailed to MEC's stockholders on or about April 10, 2008.

All dollar amounts in this document are in United States dollars unless otherwise stated.

Holders of Class A Subordinate Voting Stock and Class B Stock

Owners of record of MEC's Class A Subordinate Voting Stock and Class B Stock at the close of business on March 10, 2008 are entitled to notice of and to vote at the Annual Meeting. Such owners of the Class A Subordinate Voting Stock are entitled to one (1) vote for each share held and such owners of the Class B Stock are entitled to twenty (20) votes for each share held.

As of March 24, 2008, MEC had authorized 310 million shares of Class A Subordinate Voting Stock, par value $0.01 per share, of which 58,158,887 were issued and outstanding, and 90 million shares of Class B Stock, par value $0.01 per share, of which 58,466,056 were issued and outstanding. The owners of a majority of such issued and outstanding shares, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting.

If your shares are registered in your name with MEC's transfer agent, you are considered to be the owner of record of those shares and these proxy materials are being sent to you directly. **If you wish to give your proxy to someone other than the two persons named as proxies on the enclosed form, you must strike out both names appearing on the enclosed proxy form and insert the name of another person or persons (not more than three). The signed proxy form must be presented at the Annual Meeting by the person or persons representing you.**

If your shares are held in a brokerage account or in the name of another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote your shares. Since a beneficial owner is not the owner of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

The shares represented by a properly signed and returned proxy form or voting instruction card, as applicable, will be voted as specified by the stockholder on such form. If a proxy form or voting instruction card, as applicable, is signed and returned but no specification is made, the shares will be voted "**FOR**" the election of all nominees for director (Item A), "**FOR**" the ratification of the appointment of Ernst & Young LLP as MEC's independent auditors (Item B), "**FOR**" the proposed stock consolidation (Item C) and "**FOR**" the proposed authorization of the creation of a class of preferred stock (Item D). If you are a share owner of record, a proxy may be revoked at any time before it is voted by providing notice of such revocation in writing to the Secretary's Office (at MEC's address set forth in the Notice of Annual and Special Meeting accompanying this Proxy Statement), by submission of another proxy properly signed by such stockholder and bearing a later date, or by voting in person at the Annual Meeting. For shares you hold beneficially in street name, please see the instructions accompanying your voting instruction card regarding how to revoke or change your vote.

Abstentions, where applicable, are not counted as votes "**FOR**" or "**AGAINST**" a proposal, but are counted in determining a quorum.

It is the policy of MEC that any proxy, ballot or other voting material that identifies the particular vote of a stockholder will be kept confidential, except in the event of a contested proxy solicitation or as may be required by law. Such documents are available for examination only by the scrutineers, or inspectors of election, and certain persons associated with processing proxy forms and tabulating the vote, although MEC may be informed whether or not a particular stockholder has voted and will have access to each proxy, ballot or other voting material.

ELECTION OF DIRECTORS
(Item A on the Proxy Form)

The MEC Restated Certificate of Incorporation provides that, unless otherwise approved by ordinary resolution by the holders of the Class A Subordinate Voting Stock and the holders of the Class B Stock, each voting separately as a class, (i) a majority of the directors of MEC shall be individuals who are not officers or employees of MEC or persons related to such officers or employees and (ii) at least two of the directors of MEC shall be individuals who are not directors, officers or employees of MEC or its affiliates, including Magna International Inc. ("Magna International") and MI Developments Inc. ("MI Developments"), or persons related to such officers, employees or directors. MEC's bylaws provide that the number of directors of MEC shall be not less than one and not more than fifteen, and that the number of directors and the number of directors to be elected at the Annual Meeting each shall be determined from time to time by resolution of the Board of Directors. The Board of Directors has fixed eight as the number of directors of MEC to be elected at the Annual Meeting. Each director elected at the Annual Meeting will serve for a term expiring at the 2009 Annual Meeting of Stockholders, expected to be held in April or May 2009, or until his or her successor has been duly elected and qualified or his or her earlier resignation or removal.

Nominees

All eight individuals nominated for election to the Board of Directors at the Annual Meeting are incumbent directors. Certain information regarding each nominee is set forth below.

Each nominee for director has consented to being named in this Proxy Statement and to serve if elected. It is the intention of the persons named in the enclosed proxy to vote for the election of the nominees listed on the following pages unless otherwise instructed on the proxy form. If you do not wish your shares to be voted for particular nominees, please strike out the name(s) of the person(s) for whom you do not wish to vote in Item A on the proxy form.

If at the time of the Annual Meeting any nominee is no longer available or able to serve, shares represented by the proxies will be voted for the remaining nominees and for any substitute nominee or nominees designated by the Board of Directors or, if none, the size of the Board of Directors will be reduced. The Board of Directors knows of no reason why any of the nominees would be unavailable or unable to serve. The persons nominated for election to the Board of Directors are as follows:

Name	Age	Residence	Position
Frank Stronach (1)(2)	75	Lower Austria, Austria	Interim Chief Executive Officer, Chairman and Director (since November 1999)
Anthony R. Campbell (3)(5)	60	New York, USA	Director (since September 2007)
Jerry D. Campbell (3)(4)(5)(6)	67	Michigan, USA	Lead Director (appointed Lead Director in March 2006; Director since March 2000)
Ron Charles	60	Shadow Hills, California	Chief Operating Officer and Director (since August 2007)
Jennifer Jackson	59	Ontario, Canada	Director (since May 2007)
William J. Menear (3)(4)(5)(6)	62	Ontario, Canada	Director (since October 2002)
Frank Vasilkioti (6)	71	Ontario, Canada	Director (since May 2007)
Charlie J. Williams (3)(4)	60	Michigan, USA	Director (since February 2007)

(1) Currently a director of Magna International.

(2) Currently a director of MI Developments.

(3) Messrs. A.R. Campbell, J. Campbell, Menear and Williams are independent directors.

(4) Member of Audit Committee.

(5) Member of Special Committee of Independent Directors.

(6) Member of Corporate Governance, Human Resources and Compensation Committee.

Frank Stronach serves as Chairman of MEC and has served as Interim Chief Executive Officer of MEC since late June 2007, a position he also held from March 31, 2006 until February 27, 2007. Mr. Stronach has been a director since November 1999. Since 1971, Mr. Stronach has been the Chairman of Magna International, a supplier of automotive systems and components, which he founded over 50 years ago. He is also the founder and Chairman of MI Developments, a real estate operating company and the parent company of MEC. Mr. Stronach is actively involved in racing and breeding thoroughbred horses in California, Florida, Kentucky, New York, Ontario and elsewhere.

Anthony R. Campbell has been a director since his September 2007 appointment by the Board. Mr. Campbell has been a portfolio manager and senior analyst for Dorset Management Corporation since January of 2000 and a partner of Knott Partners Management, LLC, one of MEC's largest institutional shareholders, since 2004. Previously, Mr. Campbell founded Windsor Partners, LP in 1986. Mr. Campbell was a Principal and Managing Director of Berg Capital Corporation, a registered investment advisor, from 1984 through 1985 and also served as general partner of Chelsea Partners, a private investment partnership, during that time.

Jerry D. Campbell has been a director since March 2000 and was President and Chief Executive Officer of MEC from March to August 2000 and Vice-Chairman of MEC from August 2000 to April 2002. Prior to joining MEC, Mr. Campbell served as Chairman of the Board and Chief Executive Officer of Republic Bancorp Inc., a bank holding company, from its establishment in April 1986 to December 1999. He continued to serve as its Chairman of the Board until 2006. In 2006, Republic Bancorp merged with Citizens Banking Corp. to form Citizens Republic Bancorp. Mr. Campbell served as the Chairman of the Board of the merged company, Citizens Republic Bancorp until January 2008. Mr. Campbell was appointed as Lead Director of the MEC Board of Directors in March 2006. Mr. Campbell is the Chairman and Chief Executive Officer of CNBS Financial Group in Orlando, Florida.

Ron Charles has been a director since August 2007 and has been Chief Operating Officer of MEC since January 2008. Mr. Charles joined MEC in 2004 as Executive Director of MEC California. From the early 1990's to 2004, Mr. Charles was a consultant for ATAK Management, an international real estate development and consumer financing firm, based in Los Angeles. Mr. Charles is a long-time owner and breeder of thoroughbred race horses and is the past Chairman of the Thoroughbred Owners of California and was a founding member of the organization.

Jennifer Jackson has been a director since May 2007 and has been the President of Berger Jackson Capital Services Inc. since 1998. Prior to 1998, Ms. Jackson was an investment advisor with HSBC James Capel Canada Inc. for approximately 10 years. She has 25 years of experience in the investment community both in Canada and in the United States.

William J. Menear has been a director since October 2002. Mr. Menear was a partner of Canec International Ltd., a transatlantic mergers and acquisitions advisory company, from September 2001 to June 2003. Since 1999, Mr. Menear has been President and Chief Executive Officer of William Menear & Associates Limited, a business advisory firm operating in the area of mergers and acquisitions and strategic financial advice, and from 1995 to 1999, was a Managing Director of Scotia Capital Inc., an investment bank. Prior to joining Scotia Capital Inc., Mr. Menear was a Senior Vice-President, Corporate Banking with Scotiabank from 1970 to 1995. Mr. Menear is a former Chairman of the Board of the Orthopaedic and Arthritic Hospital (now called, The Holland Orthopaedic and Arthritic Centre), Toronto from 1982 to 1992. Mr. Menear is currently a director of Dover Industries Limited and Golden China Resources Corporation.

Frank Vasilkioti is the founder and President of Aegis Corporate Financial Services Limited, an independent investment banking firm established in 1979 which specializes in mergers, acquisitions, divestures and financings. He has been a director since his May 2007 election by the Company's stockholders. Mr. Vasilkioti was a director of MI Developments from May 2006 to May 2007. Prior to 1979, Mr. Vasilkioti worked as a financial/investment analyst for Triarch Corporation (Brascan) from 1972 to 1979 and Harris & Partners Limited from 1965 to 1972. Mr. Vasilkioti has served on various charitable boards and committees, including in the following capacities: Chair of an Allocation Committee for the United Way; member of Premier Davis' Advisory Committee on the Constitution from 1981 to 1982; Founding Trustee and Board Member of the Canadian Merit Scholarship Foundation from 1988 to 1992; and Vice Chairman of the Design Exchange from 1997 to 2004.

Charlie J. Williams, an attorney, was appointed as a director in February 2007. Mr. Williams has been a consultant to the City of Highland Park since March 2006, advising the Emergency Financial Manager regarding financial and administrative matters. He has also been the President and Chief Executive Officer of MPS Group Inc., a facility and industrial management company, since May 2007. Mr. Williams also served as the Deputy County Executive to the incumbent Executive and held other administrative positions in his administration from January 2004 through December 2005. He has held various executive level and Chief of Staff positions with the County of Detroit and Wayne County from 1998 to December 2003. In October 2006, Mr. Williams was appointed to a six-year term as the representative of Wayne County, Michigan to the Wayne County Airport Authority Board. Mr. Williams has been a member of the State Bar of Michigan since 1980.

Vote Required

The affirmative vote of a plurality of the votes cast with respect to the shares of Class A Subordinate Voting Stock and Class B Stock, voting together as a single class, present or represented and entitled to vote at the Annual Meeting is required for the election of each nominee for director.

MI Developments, as the holder, directly or indirectly, of all the outstanding shares of Class B Stock, has indicated that it intends to vote all such shares **"FOR"** the election of each nominee for director.

The Board of Directors recommends that the stockholders vote "FOR" the election of each nominee for director.

MANAGEMENT

Executive Officers

The executive officers and other officers of MEC are as follows:

Name	Age	Position
Frank Stronach*	75	Chairman and Interim Chief Executive Officer
Ron Charles*	60	Chief Operating Officer
Blake Tohana	41	Executive Vice-President and Chief Financial Officer
Scott Borgemenke	42	Executive Vice-President, Racing
James Bromby	48	Senior Vice-President, Operations
Brant Latta	47	Senior Vice-President, Operations
Frank DeMarco, Jr.	82	Vice-President, Regulatory Affairs
William G. Ford	39	Secretary
Mary Lyn Seymour	39	Vice-President and Controller

* See "Election of Directors — Nominees".

Blake Tohana has served as Executive Vice-President and Chief Financial Officer of MEC since July 2003. Prior to joining MEC in that capacity, Mr. Tohana held various executive positions with Fireworks Entertainment Inc., a subsidiary of CanWest Global Communications Corp., from August 1997 to July 2003. Most recently, he served as Executive Vice-President, Corporate Development of Fireworks Entertainment Inc. from April 2002 to July 2003. Prior to that, he served as Chief Financial Officer of Fireworks Entertainment Inc. from October 1998 to April 2002 and Vice-President, Finance from August 1997 to October 1998.

Scott Borgemenke has served as Executive Vice-President, Racing of MEC since January 2008. Prior to joining MEC, Mr. Borgemenke served as chief of staff to Ohio House Speaker, Jon Husted. Previously, Mr. Borgemenke served as chief of staff in the Ohio Senate and as chief policy advisor and director of cabinet affairs for Ohio Governor Bob Taft. Additionally, he served a stint as executive director of the Cincinnati Business Committee and headed his own public affairs, government relations and campaign consulting firm. Mr. Borgemenke served as a member and chairman of the Ohio State Racing Commission from 2002 to 2004.

James Bromby has served as Senior Vice-President, Operations of MEC, along with Brant Latta, since October 2006. Prior to that appointment, he was Vice-President of Operational Finance from March 2006 to October 2006, from August 2003 to March 2006 he was Senior Manager, Continuous Improvement Team and, prior to that, served in various senior level capacities within MEC since its inception.

Brant Latta has served as Senior Vice-President, Operations of MEC, along with James Bromby, since October 2006. Prior to that appointment, he was Vice-President of Operations from March 2006 to October 2006, from August 2003 to March 2006 he was Senior Manager, Continuous Improvement Team and, prior to that, served in various senior level capacities within MEC since its inception.

Frank DeMarco, Jr. has served as Vice-President, Regulatory Affairs of MEC since March 2000. He has also served as Executive Director, General Counsel and Secretary of Los Angeles Turf Club, Incorporated (an indirect, wholly-owned subsidiary of MEC) since April 1998. Mr. DeMarco has been a practicing attorney in Los Angeles County since 1951.

William G. Ford has served as Secretary of MEC since March 2006 and has been Legal Counsel of MEC since May 2003. Prior to joining MEC, Mr. Ford was an associate lawyer with the law firm of McCarthy Tétrault LLP from April 1999 to April 2003.

Mary Lyn Seymour has served as Vice-President and Controller of MEC since October 2006 and as Controller since September 2004. Prior to becoming Controller, Ms. Seymour served as Director of Finance at MEC from May 2001 to September 2004. Prior to joining MEC, Ms. Seymour held various accounting positions with PricewaterhouseCoopers LLP from September 1990 to May 2001, including Principal/Senior Manager from 1998 through 2001.

SECURITY OWNERSHIP

The following tables set forth certain information as of March 24, 2008 with respect to beneficial ownership of MEC by: (a) any entity or person known by MEC to be the beneficial owner of more than 5% of the outstanding shares of MEC's Class A Subordinate Voting Stock and Class B Stock; and (b) each director, nominee for director and executive officer (including those officers listed below in the Summary Compensation Table) and all executive officers and directors of MEC as a group.

To MEC's knowledge, except as indicated in the footnotes to these tables or pursuant to applicable community property laws, the persons named in the following tables have sole voting and investment power with respect to the shares of MEC's Class A Subordinate Voting Stock and Class B Stock indicated.

For information regarding MEC's equity compensation plans, please see "Executive Compensation — Equity Based Compensation Plan Information".

(a) Security Ownership of Beneficial Owners of more than 5% of the Company's Voting Securities

Class of Securities	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Class B Stock	MI Developments Inc. (1)(2) 455 Magna Drive Aurora, Ontario L4G 7A9	58,466,056	100%
Class A Subordinate Voting Stock	Fair Enterprise Limited (3) 1 Seaton Place St. Helier Jersey JE4 8YJ Channel Islands	12,571,403	21.6%
Class A Subordinate Voting Stock	MI Developments Inc. (2) 455 Magna Drive Aurora, Ontario L4G 7A9	4,362,328	7.5%
Class A Subordinate Voting Stock	Cliffwood Partners LLC (4) 11726 San Vicente Boulevard Suite 600, Los Angeles CA 90049	3,469,170	6.0%
Class A Subordinate Voting Stock	David M. Knott/Dorset Management Corporation 485 Underhill Boulevard, Suite 205, Syosset, NY 11791	3,416,014	5.9%

(1) MI Developments directly owns 53,253,145 or 91.1% of these shares of MEC's Class B Stock. The remaining shares of Class B Stock are owned through a wholly-owned subsidiary of MI Developments. MI Developments is entitled to vote approximately 96% of the votes attaching to MEC's outstanding voting securities. Shares of MEC's Class B Stock are convertible, on a one for one basis, into shares of Class A Subordinate Voting Stock. Accordingly, taking into account the Class A Subordinate Voting Stock already held by MI Developments (see Note 2 immediately below), MI Developments beneficially holds 62,828,384 shares of Class A Subordinate Voting Stock on an as converted basis, representing approximately 53.9% of the Class A Subordinate Voting Stock on an as converted basis.

(2) The Stronach Trust controls MI Developments through the right to direct the votes attaching to Class B shares of MI Developments that carry a majority of the votes attaching to the outstanding voting shares of MI Developments. The Class B shares of MI Developments are held by 445327 Ontario Limited, which is controlled by the Stronach Trust. Mr. Frank Stronach is the exclusive representative for voting the shares of MI Developments held by 445327 Ontario Limited solely in the manner directed by the Stronach Trust and is the Chairman of MI Developments and MEC. Mr. Stronach, together with three members of his family, are the trustees of the Stronach Trust. Mr. Stronach is also a member of the class of potential beneficiaries under the Stronach Trust.

(3) Fair Enterprise Limited forms part of an estate planning structure for the Stronach family. Members of the family of Mr. Stronach are among the class of possible indirect beneficiaries of this structure. Neither Mr. Frank Stronach nor members of the Stronach family control or exercise direction over the shares of MEC held by Fair Enterprise Limited.

(4) These securities are held on behalf of Cliffwood Partners LLC, Cliffwood Value Plus Fund L.P., Cliffwood Absolute Return Strategy Ltd, Cliffwood Absolute Return Strategy, L.P., the Common Fund's managed account and Guggenheim Trust Company's managed account. The sole power to dispose of or direct the disposal of the entire shareholding has been delegated to Cliffwood Partners LLC.

(b) Security Ownership of Directors and Named Executive Officers

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership: Class A Subordinate Voting Stock (1)	Percentage of Class	Class B Stock	Percentage of Class
Frank Stronach	17,952,079 (2)	30.9%	58,466,056 (3)	100%
Anthony R. Campbell	36,850 (4)	(5)	—	—
Jerry D. Campbell	267,832 (6)	(5)	—	—
Ron Charles	60,711 (7)	(5)	—	—
Jennifer Jackson	2,000	(5)	—	—
William J. Menear	38,436 (8)	(5)	—	—
Frank Vasilkioti	2,000	(5)	—	—
Charlie J. Williams	2,000	(5)	—	—
Blake Tohana	116,404 (9)	(5)	—	—
Scott Borgemenke	—	—	—	—
James Bromby	101,041 (10)	(5)	—	—
Brant Latta	78,336 (11)	(5)	—	—
Michael Neuman*	—	—	—	—
Joseph A. De Francis**	—	—	—	—
All executive officers and directors as a group (15 persons)	18,690,841	32.1%	58,466,056 (3)	100%

* Mr. Neuman served as President and Chief Executive Officer during part of 2007. For additional details of his tenure see "Executive Compensation — Summary Compensation Table". The number of shares reported for Mr. Neuman as part of his holdings is based on information in our corporate records and his most recent filings on the Canadian insider reporting system, the System for Electronic Disclosure by Insiders, as at the date of his departure and reports filed pursuant to Section 16(a) of the U.S. Securities Exchange Act of 1934.

** Mr. De Francis ceased to serve as Executive Vice-President in September 2007 and remained as a director until March 3, 2008. The number of shares reported for Mr. De Francis as part of his holdings is based on information in our corporate records and his most recent filings on the Canadian insider reporting system, the System for Electronic Disclosure by Insiders, as at the date of his departure and reports filed pursuant to Section 16(a) of the U.S. Securities Exchange Act of 1934.

(1) Includes the following number of shares of Class A Subordinate Voting Stock issuable upon the exercise of outstanding stock options which may be exercised within 60 days of April 4, 2008: 1,000,000 for Mr. Stronach; 8,000 for Mr. J. Campbell; 40,000 for Mr. Charles; 10,000 for Mr. Menear; 2,000 for each of Messrs. A.R. Campbell, Vasilkioti and Williams and Ms. Jackson; 100,000 for Mr. Tohana; 91,666 for Mr. Bromby; 70,666 for Mr. Latta; and 1,351,332 for all executive officers and directors as a group.

(2) 4,362,328 of these shares are registered in the name of MI Developments. See Note 2 above under "Security Ownership of Beneficial Owners of more than 5% of the Company's Voting Securities". 12,571,403 of these shares are registered in the name of Fair Enterprise Limited. See Note 3 above under "Security Ownership of Beneficial Owners of more than 5% of the Company's Voting Securities". 18,348 of these shares are registered in the name of 865714 Ontario Inc., which is a separate vehicle incorporated for the acquisition of Magna International shares and the sale thereof to the management team of Magna International. Magna International has the right to direct the disposition of these shares. Accordingly, Frank Stronach beneficially holds 76,418,135 shares of Class A Subordinate Voting Stock on an as converted basis representing approximately 65.5% of the Class A Subordinate Voting Stock, on an as converted basis.

(3) MI Developments directly owns 53,253,145 or 91.1% of these shares of MEC's Class B Stock. The remaining shares of Class B Stock are owned through a wholly-owned subsidiary of MI Developments. MI Developments is entitled to vote approximately 96% of the votes attaching to MEC's outstanding voting securities. See Note 2 immediately above and Note 2 above under "Security Ownership of Beneficial Owners of more than 5% of the Company's Voting Securities".

(4) See "Security Ownership of Beneficial Owners of more than 5% of the Company's Voting Securities" for a description of shares of MEC Class A Subordinate Voting Stock held by David M. Knott/Dorset Management Corporation, of which Mr. Campbell is a partner. Mr. Campbell has disclaimed beneficial ownership of the MEC Class A Stock Subordinate Voting Stock held by David M. Knott/Dorset Management Corporation.

(5) These shares represent less than 1% of the class.

(6) Of these holdings, 239,589 shares of Class A Subordinate Voting Stock are owned directly, 11,225 are owned jointly by Mr. Campbell and his wife, 4,009 are owned by Mr. Campbell's wife, and 5,009 are owned indirectly through two wholly-owned corporations, Post It Stables, Inc. and Volar Corp.

(7) Includes 20,711 shares of Class A Subordinate Voting Stock in respect of Performance Share Awards issued in 2006 and 2007 in lieu of an entitlement related to the financial performance of our California operations.

(8) Includes 10,000 shares of Class A Subordinate Voting Stock issued in connection with the Company's current policy to issue 10,000 shares of Class A Subordinate Voting Stock to each individual who completes five years of continuous service as a director.

(9) Includes 16,404 shares of Class A Subordinate Voting Stock in respect of Performance Share Awards issued in 2006 and 2007 in lieu of 50% of Mr. Tohana's 2005 and 2006 guaranteed bonus.

(10) Includes 9,375 shares of Class A Subordinate Voting Stock in respect of Performance Share Awards issued in 2006 and 2007 in lieu of 50% of Mr. Bromby's 2005 and 2006 guaranteed bonus.

(11) Includes 7,670 shares of Class A Subordinate Voting Stock in respect of Performance Share Awards issued in 2006 and 2007 in lieu of 50% of Mr. Latta's 2005 and 2006 guaranteed bonus.

THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

The business of MEC is managed under the direction of the Board of Directors (the "Board"). The Board held 16 meetings during 2007. Of the current directors of MEC, Messrs. J. Campbell and Menear attended at least 75% of the meetings of the Board and Committees of which they were members during fiscal year 2007 and the remaining directors (other than Mr. Stronach) attended at least 75% of the meetings held during the time they served as directors in 2007. The directors had the following attendance rates for Board of Directors meetings held during their time of service in 2007: for Mr. Stronach, 11 of 16 meetings (four of the five meetings for which Mr. Stronach was not in attendance pertained to related party transactions); for Mr. A.R. Campbell, 3 of 3 meetings; for Mr. J. Campbell, 16 of 16 meetings; for Mr. Charles, 5 of 5 meetings; for Ms. Jackson, 7 of 8 meetings; for Mr. Menear, 16 of 16 meetings; for Mr. Vasilkioti, 8 of 8 meetings; and for Mr. Williams, 12 of 12 meetings. See "Election of Directors — Nominees" for information on the commencement of Board service of Ms. Jackson and Messrs. A.R. Campbell, Charles, Vasilkioti and Williams. While MEC does not have a formal, written attendance policy requiring directors to attend its Annual Meeting of Stockholders, the Board encourages directors to attend the Annual Meeting. All then current members of the Board attended the 2007 Annual Meeting.

MEC does not have a formal process for stockholders to send communications to the Board. In view of the infrequency of stockholder communications with the Board, the Board believes that a formal process is not necessary. Any stockholder may submit written communications to the Board by sending them to Magna Entertainment Corp., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, Attention: Secretary's Office, whereupon such communications will be forwarded to the Board as a group or to the individual director or directors addressed.

MEC is a "controlled company" as defined in the Nasdaq Marketplace Rules because MI Developments controls a majority of the votes attaching to MEC's outstanding voting stock. As a result, under the Nasdaq Marketplace Rules, MEC is only required to establish and maintain one committee of the Board, the Audit Committee. Pursuant to the Nasdaq Marketplace Rules, MEC's Audit Committee is required to be composed solely of independent directors, but neither the Board nor any other committee of the Board is required to meet the other director independence requirements set forth in the Nasdaq Marketplace Rules, except that the independent directors are required to meet on a regular basis. Commencing in October 2003, the non-management, independent members of the Board have met independently on a quarterly basis.

Because of the number of matters requiring Board consideration, to make the most effective use of individual Board members' capabilities, the Board has established three standing committees to devote attention to specific subjects and to assist it in the discharge of its responsibilities: (i) the Corporate Governance, Human Resources and Compensation Committee, (ii) the Audit Committee, and (iii) the Special Committee of Independent Directors. The functions of these committees, their current members and the number of meetings held during 2007 are described below.

In April 2005, MEC's Board of Directors adopted a resolution requiring the independent directors of MEC to maintain ownership of all shares of the Corporation's Class A Subordinate Voting Stock issued to them as director fees up to a maximum amount of shares with a market value of not less than $100,000; provided that on and after the fifth full year of service as a director of the Corporation, each director is required to own shares of Class A Subordinate Voting Stock of the Corporation with a market value of not less than $100,000.

In March 2006, MEC's Board of Directors appointed Jerry Campbell as Lead Director of the Board. Mr. Campbell has served on MEC's Board since March 2000.

Corporate Governance, Human Resources and Compensation Committee

The Corporate Governance, Human Resources and Compensation Committee is composed of Jerry Campbell (Chairman), William Menear and Frank Vasilkioti. The Committee annually reviews and re-affirms its Charter, which was originally adopted in March 2000. The Corporate Governance, Human Resources and Compensation Committee administers MEC's Long-Term Incentive Plan. It also reviews and makes recommendations to the Board with respect to all direct and indirect compensation, benefits and perquisites of MEC's Chief Executive Officer, Chief Operating Officer, Executive Vice-President and Chief Financial Officer, and certain other senior management employees, and MEC's policies regarding management benefits and perquisites. This Committee is also generally responsible for developing MEC's approach to corporate governance issues, including MEC's relationship with MI Developments and Magna International, and assessing the effectiveness of the system of corporate governance employed by MEC as a whole. The Corporate Governance, Human Resources and Compensation Committee held five meetings during year 2007.

Audit Committee

The Audit Committee is composed of William J. Menear (Chairman), Jerry Campbell and Charlie J. Williams. Each member of the Audit Committee is "independent" as currently required by the Nasdaq Marketplace Rules. In addition, the Board of Directors has determined that each of William J. Menear and Jerry Campbell is an "audit committee financial expert" as defined by Item 401 of Regulation S-K.

The Audit Committee is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, and is responsible for the appointment, engagement and oversight of the work of the independent auditors of MEC. The Audit Committee has adopted a formal written Audit Committee Charter. In accordance with its Charter, the Audit Committee also has considerable general authority in relation to the oversight of MEC's financial affairs, as well as specific responsibility to review MEC's quarterly and annual financial statements and the related management's discussion and analysis of financial condition and results of operations ("MD&A") and to report thereon to the Board. In addition, the Audit Committee reviews MEC's internal financial and accounting controls and procedures, reviews the selection, use and application of accounting policies and practices, and examines and considers various other matters in relation to the internal and external audits of MEC's accounts and its financial reporting process and system of internal controls. Also, in accordance with its Charter, the Audit Committee conducted an annual review of its Charter in February 2008. The Audit Committee held 10 meetings during fiscal year 2007.

Special Committee of Independent Directors

The Special Committee of Independent Directors was originally established in July 2004 to evaluate a proposed offer by MI Developments to acquire all the outstanding shares of Class A Subordinate Voting Stock of MEC that it did not already own. Ultimately, MI Developments decided not to proceed with the offer. In December 2006, the Board of Directors recast the power and authority of the Special Committee to review and evaluate proposed financing and/or asset sale transactions involving MI Developments and Magna International and to make appropriate recommendation to the Board of Directors of MEC with respect to such proposed financing and/or asset sale transactions. The Special Committee is composed of Jerry Campbell (Chairman), William J. Menear and Anthony R. Campbell. The Special Committee held a total of 22 formal meetings in respect of proposed financing and/or asset sale transactions involving MI Developments and Magna International and members of the Special Committee had informal discussions among themselves and with their separate legal and financial advisors on a number of other occasions. The Special Committee also supervised and provided guidance to members of MEC management engaged in negotiating various financing and/or asset sale transactions involving MI Developments and Magna International. Please refer to the transactions discussed under "Certain Relationships and Related Transactions".

Nomination Process

Because MEC is a "controlled company" (as discussed above), MEC is not required to have, and does not have, a nominating committee or other committee of the Board performing similar functions. Nominees for director of MEC are considered and approved by the full Board and there is no charter applicable to the nominating process (including any policy with respect to consideration of nominees by security holders).

Code of Conduct

MEC adopted a Code of Business Conduct (the "Code") effective May 4, 2004 that applies to all of MEC's directors, officers and employees. The Code fulfills the Code of Ethics requirements under Item 406 of Regulation S-K. A copy of the Code was filed with MEC's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006 and is also available on MEC's website at *www.magnaentertainment.com*/Investors. A copy of the Code will be provided without charge to any person upon request in writing to the Secretary's Office, Magna Entertainment Corp., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

Directors' Compensation

Directors who are not officers or employees of MEC or any of its affiliates were paid an annual retainer (or pro rata portion for directors who served less than 12 months in 2007) of $10,000 in cash and the equivalent of $30,000 in shares of Class A Subordinate Voting Stock for their service as directors in 2007, together with a fee of $1,500 for attendance at each meeting of the Board. Such directors were also paid an annual committee retainer of $5,000 (Committee Chairmen receive a $15,000 annual retainer) and a fee of $1,500 for attendance at each meeting of each Committee of the Board on which they serve. Compensation for Board and Committee work and travel days ($2,000 per day) and for the execution of written resolutions ($250) was also provided to directors who are not officers or employees. In addition, each director receives certain stock options as set forth below under "Executive Compensation — Equity Based Compensation Plan Information — Nonqualified Stock Options".

The following table shows the amounts, before withholdings, earned by individual non-management directors in respect of service as members of the Board of Directors in 2007.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($)	All Other Compensation ($) (2)	Total ($)
Jerry D. Campbell	175,750	30,000	—	—	205,750
Anthony R. Campbell	18,000	9,000	14,500 (4)	—	41,500
Louis E. Lataif (3)	34,000	10,500	—	—	44,500
William J. Menear	129,750	30,000	—	—	159,750
Jennifer Jackson	28,935	19,500	14,500 (4)	—	62,935
Frank Vasilkioti	30,435	19,500	14,500 (4)	—	64,435
Charlie J. Williams	50,140	25,200	14,500 (4)	—	89,840

(1) Stock issued as payment of fees for serving as a director.

(2) The aggregate amount of perquisites and other personal benefits, securities or property did not exceed $10,000 for any of the directors.

(3) Mr. Lataif did not stand for re-election at the 2007 Annual Meeting.

(4) Calculated using the Black-Scholes pricing model. Each of Messrs. A.R. Campbell, Vasilkioti, Williams and Ms. Jackson received 10,000 options with an exercise price of $2.78 in 2007.

Compensation Committee Interlocks and Insider Participation

The members of the Corporate Governance, Human Resources and Compensation Committee for fiscal year 2007 were Jerry Campbell (Chairman), Louis E. Lataif (who ceased to serve in May 2007 by virtue of not standing for re-election to the Board of Directors at the 2007 Annual Meeting), William Menear and Frank Vasilkioti. Mr. Menear is not and has never been an officer or employee of MEC or any of its subsidiaries. Mr. J. Campbell was President and Chief Executive Officer of MEC from March to August 2000 and Vice-Chairman of MEC from August 2000 to April 2002. Mr. Campbell has not held any position with MEC, other than Director, since April 2002. Mr. Vasilkioti was a director of MI Developments from May 2006 to May 2007. In addition, there are no compensation committee interlocks between MEC and other entities involving MEC's executive officers and board members who serve as executive officers of such entities.

Certain Relationships and Related Transactions

We have employment agreements with certain of our officers. See "Executive Compensation — Employment Agreements and Termination of Employment Agreements".

MEC pays for its share of an insurance policy that provides, among other coverage, for executive liability of up to $65.0 million (per occurrence and in the aggregate for all claims made during the policy year) for officers and directors of MI Developments and its subsidiaries (including MEC and its subsidiaries), subject to a $1.0 million deductible for executive indemnification. In addition to this, MEC purchased an additional policy with a limit of $15.0 million, which provides financial protection for the directors and officers of MEC in the event they are sued in conjunction with the performance of their duties.

MEC's bylaws contain provisions that may require MEC to indemnify its directors, and at the option of the Board, any of its officers, employees or agents, against certain liabilities that may arise by reason of their status or service as directors, officers, employees or agents, as permitted by applicable law, and to advance expenses incurred as a result of any proceedings against them that are subject to indemnification under MEC's bylaws. In addition, MEC has entered into agreements with our outside directors, Messrs. A.R. Campbell, J. Campbell, Menear, Vasilkioti, Williams and Ms. Jackson, that provide for the indemnification of these individuals by MEC, to the fullest extent permitted by applicable law, as a result of their role as members of the Board or any action alleged to have been taken or omitted in such capacity, and to advance expenses incurred as a result of any proceedings against them that are subject to indemnification under the agreements.

Relationship with MI Developments

On August 19, 2003, the shareholders of Magna International approved the spin off of its wholly-owned subsidiary, MI Developments. As a result of the spin off transaction, MI Developments acquired Magna International's controlling interest in MEC. MEC and MI Developments operate as separate public companies, each having its own board of directors and management team.

MI Developments is a real estate operating company engaged in the ownership, development, management, leasing, acquisition and expansion of industrial and commercial real estate properties located in Canada, Europe, the United States and Mexico. Virtually all of MI Developments' income-producing properties are under long-term leases to Magna International and its subsidiaries.

MI Developments was incorporated under the laws of Ontario, Canada. The Class A subordinate voting shares of MI Developments are listed for trading on the New York Stock Exchange and the Toronto Stock Exchange ("TSX"). MI Developments' Class B shares are listed on the TSX. MI Developments is the sole holder of MEC's Class B Stock (directly and indirectly), which means that MI Developments is entitled to exercise approximately 96% of the total votes attached to all MEC's outstanding stock. MI Developments is therefore able to elect all the directors of MEC and to control MEC.

On March 31, 2008, MI Developments announced that it had received a reorganization proposal on behalf of various of its shareholders, including entities affiliated with Mr. Stronach (the "Stronach Group"). Among other things, the proposal contemplates MI Development's controlling equity investment in MEC being sold to an entity to be identified by the Stronach Group. However, there can be no assurance that the transactions contemplated by the reorganization proposal will be completed.

MEC's Corporate Constitution requires that a minimum of two directors be individuals who are not MEC officers or employees, or officers, directors or employees of any of MEC's affiliates, including MI Developments and Magna International, or persons related to any such officers, employees or directors. The Corporate Constitution also requires that a majority of MEC's directors be individuals who are not MEC officers or employees or individuals related to these persons.

Because MI Developments is able to elect all of MEC's directors and controls MEC, MI Developments is able to cause MEC to effect certain corporate transactions without the consent of MEC's minority stockholders, subject to applicable law and the fiduciary duties of MEC's directors and officers. In addition, MI Developments is able to cause or prevent a change in control of MEC. The Stronach Trust controls MI Developments through the right to direct the votes attaching to Class B shares of MI Developments, which carry a majority of the votes attaching to the outstanding voting shares of MI Developments. Mr. Frank Stronach, the Chairman of MEC and MI Developments, together with three members of his family, are the trustees of the Stronach Trust. Mr. Stronach is also a member of the class of potential beneficiaries of the Stronach Trust.

On September 12, 2007, we entered into a non-revolving bridge loan agreement (the "Bridge Loan") with a subsidiary of MI Developments pursuant to which up to $80.0 million of financing will be made available, subject to certain conditions. The Bridge Loan matures on May 31, 2008. The Bridge Loan also required certain amendments to the terms of the outstanding Gulfstream Park and Remington Park project financings with MI Developments. In return for MI Developments agreeing to waive any applicable make-whole payments for repayments made under either of these project financings prior to May 31, 2008, the required amendments provide, among other things, that under the Gulfstream Park project financing arrangement: (i) Gulfstream Park's obligations are now guaranteed by MEC; and (ii) $100.0 million of indebtedness must be repaid by May 31, 2008. As required under the initial funding conditions of the Bridge Loan, we had negotiated an extension of the term of our $40.0 million senior secured revolving bank credit facility with a Canadian financial institution to January 31, 2008. Pursuant to the terms of the Bridge Loan, advances after January 15, 2008 are subject to MI Developments being satisfied that the senior secured revolving credit facility will be further extended to at least April 30, 2008 or that a satisfactory refinancing of that facility has been arranged. As the senior secured revolving credit facility was extended to March 31, 2008, MI Developments waived this condition for advances between January 15, 2008 and March 31, 2008. On March 31, 2008, the maturity date of the senior secured revolving credit facility was further extended to April 30, 2008. As of March 24, 2008, $46.2 million (inclusive of principal and interest) was outstanding.

Also, in connection with our September 2007 adopted plan to eliminate debt by December 31, 2008, we also entered into a September 2007 consulting agreement with MI Developments, pursuant to which MI Developments will provide consulting services to our management and Board of Directors in connection with the debt elimination plan. We are required to reimburse MI Developments for its expenses, but there are no fees payable to MI Developments in connection with the consulting agreement. This consulting arrangement may be terminated by either party under certain circumstances.

On June 7, 2007, we sold San Luis Rey Downs, a thoroughbred training center located on approximately 205 acres in Bonsall, California (approximately 40 miles from San Diego), to a subsidiary of MI Developments, for cash consideration of approximately $24.0 million. Concurrently with this sale transaction, we also entered into a lease agreement whereby one of our subsidiaries has leased the property from MI Developments for a three year period on a triple-net lease basis, which provides for a nominal annual rent in addition to operating costs that arise from the use of the property. The lease is terminable at any time by either party on four months notice.

On March 28, 2007, a subsidiary of MI Developments acquired 157 acres of excess real estate adjacent to MEC's Palm Meadows Training Center, located in Palm Beach County, Florida, in return for cash consideration of $35.0 million. In addition, MEC has been granted a profit participation right in respect of the property under which we are entitled to receive 15% of net proceeds from any sale or development of the property after MI Developments achieves a 15% internal rate of return.

On February 7, 2007, MI Developments acquired all of our interests and rights in two non-core real estate properties, a 34 acre parcel of residential developments land in Aurora, Ontario, Canada and a 64 acre parcel of excess land at Laurel Park in Howard County, Maryland for cash consideration of Cdn. $12.0 million (U.S. $10.1 million) and $20.0 million, respectively. As part of these transactions, we were also granted a profit participation right in respect of each property under which we are entitled to receive 15% of net proceeds from any sale or development of the property after MI Developments achieves a 15% internal rate of return.

In addition to the Bridge Loan, two of our subsidiaries have each entered into a project financing agreement with a subsidiary of MI Developments: one entered into in December 2004 with respect to the reconstruction of facilities at Gulfstream Park (the "Gulfstream Loan") and the second entered into in July 2005 for the build-out of the casino facility at Remington Park (the "Remington Loan").

The Gulfstream Loan agreement, which was amended and restated three times and was further amended in connection with the Bridge Loan transaction, provides for a loan of an aggregate of $162.3 million in three separate tranches, with funds having been advanced to fund the construction of casino facilities as well as track facilities. The $115 million first tranche has a 10 year term from the February 1, 2006 completion date of the initial reconstruction project. Amounts outstanding prior to that completion date under the first tranche bore interest at a floating rate equal to 2.55% per annum above MI Development's notional cost of borrowing under its floating rate credit facility, compounded monthly. Amounts outstanding after the completion date bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. The $25.8 million second tranche is due on July 26, 2011 and the $21.5 million third tranche is due on December 22, 2011. Each of the second and third tranche bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. For both the first and second tranche payment of interest was deferred until January 1, 2007, after which MEC started to make monthly blended payments of principal and interest based on a 25-year amortization period commencing on the respective completion dates. With respect to the third tranche, prior to May 1, 2007, interest was capitalized to the principal balance of the loan, thereafter blended payment of principal and interest based on a 25 year amortization period were required. In connection with the Bridge Loan transaction, the Gulfstream Loan was amended such that a repayment of $100.0 million is due by May 31, 2008. The Gulfstream Loan contains cross-guarantee, cross-default and cross-collateralization provisions such that the loan is guaranteed by MEC's subsidiaries that own and operate Remington Park and the Palm Meadows Training Center and is collateralized principally by security over the lands forming part of the operations at Gulfstream Park, Remington Park and Palm Meadows and over all other assets of Gulfstream Park, Remington Park and Palm Meadows, excluding licenses and permits. As of March 24, 2008, $167.1 million (inclusive of principal and interest) was outstanding ($128.9 million, $24.2 million and $14.0 million with respect to tranches 1, 2 and 3 respectfully).

Funds advanced under the Remington Loan were provided by way of progress draws applied to complete the build out of the casino facility, which opened in November 2005. Advances under the loan funded the capital expenditures relating to the development, design and construction of the casino facility, including the purchase and installation of electronic gaming machines. The loan has a 10 year term from the November 28, 2005 completion date. Amounts outstanding prior to that completion date under the loan bore interest at a floating rate equal to 2.55% per annum above MI Development's notional cost of LIBOR borrowing under its floating rate credit facility, compounded monthly. Amounts outstanding after the completion date bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Payment of interest was deferred until January 1, 2007, after which MEC started to make monthly blended payments of principal and interest based on a 25-year amortization period commencing on the completion date. Certain cash from the operations of Remington Park must be used to pay deferred interest on the loan plus a portion of the principal under the loan equal to the deferred interest on the Gulfstream Loan. The Remington Loan is secured by all assets of Remington Park, excluding licenses and permits. The Remington Loan is also secured by a charge over the lands owned by Gulfstream Park and a charge over the Palm Meadows Training Center and contains cross-guarantee, cross-default and cross-collateralization provisions. As of March 24, 2008, $27.0 million (inclusive of principal and interest) was outstanding.

On September 12, 2007, certain amendments were made to the Gulfstream Park and Remington Park project financings. In return for the lender agreeing to waive any applicable make-whole payments for repayments made under either of the project financings prior to May 31, 2008, the required amendments provide, among other things, that under the Gulfstream Park project financing arrangement: (i) Gulfstream Park's obligations are now guaranteed by MEC; and (ii) $100.0 million of indebtedness under the Gulfstream Park project financings must be repaid by May 31, 2008.

Transactions with Magna International

On December 21, 2007, we entered into an agreement to sell 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna International, for a purchase price of Euros 20.0 million (approximately $29.4 million), subject to customary closing adjustments. Originally anticipated to close during the first quarter of 2008 following the satisfaction of customary closing conditions including the receipt of all necessary regulatory approvals, it is currently expected that the transaction will close in April 2008.

During the year ended December 31, 2007, MEC incurred costs of $3.7 million for rent of facilities and central shared and other services from Magna International and its subsidiaries.

Fair Enterprise Limited Private Placement

On October 29, 2007, we completed a private placement of MEC Class A Subordinate Voting Stock to Fair Enterprise Limited ("Fair Enterprise"), a company that forms part of an estate planning vehicle for the family of Frank Stronach, MEC's Chairman and Interim Chief Executive Officer, and received proceeds of $19.6 million, net of transaction costs of $0.4 million. Pursuant to the terms of the subscription agreement entered into on September 13, 2007, Fair Enterprise was issued 8.9 million shares of Class A Subordinate Voting Stock at a price of $2.25 per share. The price per share was set at the greater of (i) 90% of the volume weighted average price per share of Class A Subordinate Voting Stock on NASDAQ for the five trading days commencing on September 13, 2007; and (ii) U.S. $1.91, being 100% of the volume weighted average price per share of Class A Subordinate Voting Stock on NASDAQ for the five trading days immediately preceding September 13, 2007 (the date of announcement of the private placement). Prior to this transaction, Fair Enterprise owned approximately 7.5% of the issued and outstanding Class A Subordinate Voting Stock. Upon completion of the private placement, the percentage of Class A Subordinate Voting Stock beneficially owned by Fair Enterprise increased to approximately 21.6% of the issued and outstanding Class A Subordinate Voting Stock, representing approximately 10.8% of the equity of MEC. The shares of Class A Subordinate Voting Stock issued pursuant to the subscription agreement were issued and sold in a private transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

For more details about MEC's relationship with MI Developments, Magna International and Fair Enterprise and related transactions, please see "Certain Relationships and Related Transactions" in MEC's Form 10-K for the fiscal year ended December 31, 2007, which section is incorporated herein by reference.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our Corporate Governance, Human Resources and Compensation Committee

The Corporate Governance, Human Resources and Compensation Committee (the "Committee") of the Board was formed on March 4, 2000. For a discussion of the composition and mandate of this Committee, see "The Board of Directors and Committees of the Board — Corporate Governance, Human Resources and Compensation Committee" above.

MEC has adopted many of the organizational and operating policies and principles utilized for many years by its original parent company, Magna International, certain of which have been embodied in MEC's Corporate Constitution. MEC's Corporate Constitution balances the interests of stockholders, employees and management by specifically defining the rights of employees (including management) and investors to participate in MEC's profits and growth, and reflects certain operational and compensation philosophies which align employee (including management) and stockholder interests. These philosophies and MEC's Corporate Constitution assist in maintaining an entrepreneurial environment and culture at MEC. MEC wishes this entrepreneurial culture to flourish, and therefore intends to apply compensation philosophies which will enhance its ability to attract, retain and motivate skilled, entrepreneurial employees at all levels of the MEC organization, while assisting in the alignment of the interests of MEC's stockholders and management.

MEC has had a relatively brief history. In its formative years, its focus was on acquiring racetracks, and other operations related to the horse racing industry. As a result, MEC now owns and operates: horse racetracks and related pari-mutuel wagering operations, including off-track betting facilities; casinos in conjunction with its racetracks where permitted by law; AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry; and XpressBet®, a national Internet and telephone account wagering system, as well as MagnaBet™ internationally. MEC also has a 50% joint venture interest in HRTV®, a 24-hour horse racing television network, and TrackNet Media Group LLC, a racing content management and distribution company. In prior years the Committee based compensation decisions to a significant degree, on the role executive officers played in the pursuit of acquisition strategies. As the Company's strategic focus has shifted, so has the criteria by which the Committee measures performance. Operational efficiencies and financial performance indicators, such as liquidity, profitability, revenue growth and cost reduction, have become increasingly important both to the Company's strategic focus and the Committee's deliberations. In 2007, an increased emphasis on debt reduction also meant the Committee considered the role individuals had in raising proceeds to repay debt, whether those proceeds were raised from the sale of non-core assets or from improved operational efficiencies.

This Committee, in accordance with its mandate, is required to consider and apply, among other things, the historical operating philosophies and policies of MEC, including MEC's Corporate Constitution, direct profit participation and use of stock options and other stock rights granted under the Long-Term Incentive Plan, to align the interests of management and stockholders and to create shareholder value.

External Advisors

Under its mandate, the Committee may retain outside legal and other experts at the expense of the Company where reasonably required to do so. In 2007, the Committee did not directly retain any external advisors.

Committee Activities in 2007 and early 2008

Michael Neuman served as Chief Executive Officer from February 27, 2007 to June 22, 2007. Frank Stronach served as Interim Chief Executive Officer immediately prior to Mr. Neuman's tenure and has also served in such capacity since Mr. Neuman's departure. The Committee commenced a search for a Chief Executive Officer in July 2007. In February 2008, the non-management directors of the Company's Board of Directors established a new search committee comprised of Jerry Campbell, Anthony Campbell, Ron Charles and Tom Hodgson to intensify the search for a new Chief Executive Officer. Any candidates put forth by the search committee for consideration will require the Committee's approval.

In addition to the above noted ongoing search for a Chief Executive Officer, the Committee was actively engaged in 2007 in considering executive officer compensation matters. The Committee, which met five times in 2007, discharged its duties by, among other things:

- Addressing the various components of a compensation package for a Chief Executive Officer. In connection with the ongoing search for a Chief Executive Officer, each proposed item of the Chief Executive Officer's compensation package was determined to be in line with compensation paid to Chief Executive Officers of entities of a similar size and complexity to MEC. In addition, it has also determined that MEC's diverse operations encompassing racetrack operations, broadcasting, totalisator services and account wagering operations, demand someone with a significant track record and previously demonstrated management skills and personal attributes. In addition to the level of cash compensation determined appropriate to entice a qualified individual to join the Company, other aspects of compensation have also been considered, such as the need for a long-term incentive and the ability to increase compensation if the Company's long-term performance improves. While the Committee remains mindful of the significant amount of executive talent needed to successfully face the many challenges of building a company such as MEC and attaining our strategic goals, it is also conscious that the Company's financial performance must be taken into account in setting the incentive compensation of the Chief Executive Officer.

- Considering the compensation levels of MEC's senior management from time-to-time in light of the duties, obligations and performance expectations associated with senior positions. Historically, the Committee has approved an increase in a given executive's compensation after considering whether the individual had a role in certain operational or financial improvements and/or whether there was an increase in responsibility. The Committee determined that there should be no significant increases in any executive officer's compensation during 2007.

- Reviewing the overall compensation packages for executives and other employees to consider the ratio of cash compensation to other forms of compensation.

- Determining the appropriateness of changes in compensation strategies in light of the Company's performance during 2007, and expected future performance.

- Considering peer comparator companies' compensation strategies. Determining relevant comparator companies presents a unique and ongoing challenge as few entities are engaged in such a broad spectrum of activities associated with the horse racing industry. As such, it is not possible to establish one clear peer group of companies, though MEC's financial performance compared against competitors in an industry segment, such as Churchill Downs Incorporated Woodbine Entertainment Group and the New York Racing Association in racetrack operations, is taken into account.

- Administering the Long-Term Incentive Plan and, in particular, considering the appropriateness of past plan strategies in light of the Company's 2007 performance and prospects.
- Reviewing director compensation.

Setting Compensation

Compensation levels for our executives are set after due consideration of the input of our most senior management, as well as advice and counsel, or information, from external resources. Internally, it has typically been the case that the Chief Executive Officer, Chief Operating Officer (in 2007, two Senior Vice-Presidents of Operations), Executive Vice-President and Chief Financial Officer and Vice-President and Controller have had input into compensation matters. Internal legal counsel with expertise in compensation matters also provides input as required. As we have not traditionally had a senior officer specifically appointed solely to develop and implement the Company's business plans and strategies for all companywide human resource functions, the Senior Vice-Presidents and Executive Vice-President and Chief Financial Officer have had key roles in that aspect. The Executive Vice-President and Chief Financial Officer has periodically attended Committee meetings and provided senior management's feedback as required. It is expected that the Chief Operating Officer will also assume that role. The Corporate Secretary is also in attendance at each Committee meeting and oversees the legal aspects of the Company's executive compensation plans, updates the Committee regarding changes in laws and regulations affecting the Company's compensation policies, and records the minutes of each Committee meeting.

The Committee chair may communicate directly with the Chief Operating Officer, Executive Vice-President and Chief Financial Officer and Senior Vice-Presidents of Operations regarding external market data, industry data, internal pay information, individual and Company performance results and updates on regulatory issues. The Committee Chair may delegate specific tasks to the certain executives in order to facilitate decision making and to assist in finalizing meeting agendas, documentation, and compensation data for Committee review and approval.

The executive officers of the Company annually review the performance of our senior executives and, based on these reviews, recommends to the Committee compensation for all senior executives, other than their own compensation. The Committee, however, has the discretion to modify the recommendations and makes the final decisions regarding material compensation to senior executives, including base pay, incentive pay (bonus), and equity awards.

In addition to information received from senior management and the consideration of individual performance, the input of Frank Stronach, our Chairman and Interim Chief Executive Officer and the controlling shareholder of our parent company is also considered when the Committee makes compensation decisions for the most senior executive officers.

Objectives of Compensation Programs

Compensation Program Aspects

The following are the various components of the Company's executive compensation program, which is designed to achieve our strategy of rewarding our executives for performance:

- *Base Salaries.* Base salaries should not be customarily increased on an annual basis. As a result, fixed compensation costs are contained, with increased financial rewards coming principally from variable incentive compensation.
- *Annual Bonuses and Performance Share Awards.* Our named executive officers, senior executive and certain other employees have in recent years received a portion of their total annual non-discretionary compensation in the form of performance share awards. The number of shares awards were determined by dividing a set percentage of their total compensation by the stock price on the day the grant of awards was confirmed. Though there is no formal policy prohibiting recipients of the awards from re-selling the

shares acquired upon receipt, there has been a convention within MEC that has seen the recipients of such shares refrain from quickly re-selling these shares. During the first quarter of 2007, this method of awarding performance share awards came under review and it was determined that this form of compensation would not be used in the short term.

- *Incentive Compensation.* The amount of direct profit participation and, therefore, the amount of compensation "at risk", increases with the level of performance and/or responsibility. Due to the variable nature of profit participation, incentive cash compensation should generally be reduced in cyclical or other down periods due to reduced profits. As a result, executive officers are encouraged to emphasize consistent profitability over the medium to long term to sustain stable levels of annual compensation. Under MEC's Corporate Constitution, beginning with the fiscal year commencing January 1, 2004, the aggregate incentive bonuses paid or payable to "Corporate Management" (as defined in the Corporate Constitution) in respect of any fiscal year shall not exceed 6% of "Pre-Tax Profits Before Profit Sharing" (as defined in the Corporate Constitution) for such year.

- *Long-Term Incentives.* Upon the grant of options under the Long-Term Incentive Plan, extended vesting and exercise periods are sometimes used to encourage option recipients to remain as employees or senior officers over the long term. MEC has never repriced stock options or entered into any equity monetization arrangements.

These components have consistently formed the foundation upon which we have based efforts to attract, retain and motivate our executives. The internal and external competitiveness for all components of the executive compensation program are reviewed and considered on an ongoing basis. After a position is determined to be key to the Company's ongoing viability, the total value of compensation for that position is determined, with a portion being set aside for cash and other portions being set aside for other methods of compensation, such as the use of performance share awards described above. Non-cash compensation methods have been historically used to promote meaningful share ownership by executives, in order to achieve a greater alignment with shareholder interests.

The structure of our senior management and the various levels of compensation related to the hierarchy are reviewed on an ongoing basis. Because we are engaged in a broad spectrum of activities associated with the horse racing industry, as well as casino operations, it is imperative that we develop and retain our current key employees to the point where they can assume executive roles. It is also important that we be able to attract key people from outside the Company to address Company needs that arise due to strategic decisions or work force attrition.

Performance

Individual performance impacts base pay merit increases, the setting of annual guaranteed and discretionary bonus amounts, and the amount of equity awards granted. The determination as to whether certain MEC strategic objectives and/or operational performance targets have been met in a given year or are on track as expected also has an impact. However, compensation decisions are most heavily affected by MEC's financial performance, and the individual's role in that performance.

As MEC's management structure is quite flat, at any given time, there are usually less than ten executive officers. As a result, rather than setting specific performance metrics that could impose a somewhat mechanical decision making process, the Committee has often focused on whether key financial indicators are trending positively.

Chief Executive Officer's Compensation

The objectives of our Chief Executive Officer are considered on an ongoing basis from time to time as the nature of our business is one that see changes occur rapidly. Accordingly, maintaining flexibility in the Chief Executive Officer's objectives is crucial to his ability to work to meet business objectives. Frank Stronach, Chairman of the Board of Directors, has served without compensation as MEC's Interim Chief Executive Officer since late June 2007 and also received no compensation while serving in such role from May 31, 2006 to February 27, 2007.

Retiring Arrangements

Chief Executive Officer

Mr. Neuman's employment agreement provided for a retiring allowance in the event his employment was terminated by the Company without cause. Details of the retiring allowance are described under "Employment Agreements and Termination of Employment Agreements — Current Executives" and "— Former Executives".

Named Executive Officer Employment Arrangements

We had agreements with Joseph De Francis, who ceased in his executive position with the Company in September 2007. See "Employment Agreements and Termination of Employment Agreements — Current Executives" and "— Former Executives" for details of those agreements.

CORPORATE GOVERNANCE, HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT

To the Board of Directors of Magna Entertainment Corp.:

Our role is to assist the Board of Directors in its oversight of the Company's executive compensation, including approval and evaluation of director and officer compensation plans, programs and policies and administration of the Company's bonus and other incentive compensation plans.

We have reviewed and discussed with management the Compensation Discussion and Analysis.

Based on the review and discussion referred to above, we recommend to the Board of Directors that the Compensation Discussion and Analysis referred to above be included in the Company's proxy statement on Schedule 14A and Annual Report on Form 10-K.

CORPORATE GOVERNANCE, HUMAN RESOURCES AND COMPENSATION COMMITTEE

Jerry D. Campbell (Chairman)
William J. Menear
Frank Vasilkioti

The above Report of the Corporate Governance, Human Resources and Compensation Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

The following tables and narratives discuss the compensation paid in fiscal years 2007 and 2006 to MEC's Chairman (and for the periods from March 31, 2006 to February 27, 2007 and June 22, 2007 to December 31, 2007, its Interim Chief Executive Officer), Chief Executive Officer, Executive Vice-President and Chief Financial Officer and three other most highly compensated executive officers in 2007 (collectively, the "named executive officers"). The indicated compensation is only for the period the designated executive officer served in such capacity.

Summary Compensation Table

		Annual Compensation		Long Term Compensation			
Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($) (1)	Total ($)
Frank Stronach (2) Chairman and Interim Chief Executive Officer	2007 2006	— —	— —	— —	— —	— —	— —
Blake Tohana Executive Vice-President and Chief Financial Officer	2007 2006	280,740 (3) 264,647 (3)	117,703 (3) 110,270 (3)	— —	— —	— —	398,443 374,917
James Bromby Senior Vice-President, Operations	2007 2006	266,703 (3) 198,486 (3)	70,622 (3) 66,162 (3)	— —	— 226,000 (4)	— —	337,325 490,648
Brant Latta Senior Vice-President, Operations	2007 2006	215,000 160,077	50,000 50,000	— —	— 226,000 (4)	— —	265,000 436,077
Michael Neuman (5) Former Chief Executive Officer	2007	173,077	159,844	—	—	500,000 (6)	832,921
Joseph De Francis (7) Former Executive Vice-President	2007 2006	508,558 615,000	— —	— —	— —	1,900,000(6) —	2,408,558 615,000

(1) The aggregate amount of perquisites and other personal benefits, securities or property does not exceed $10,000 for any of the Named Executive Officers.

(2) In addition to being Chairman, Mr. Stronach served as Interim Chief Executive Officer from March 31, 2006 until Mr. Neuman's appointment, effective February 27, 2007 and has since served in that capacity since Mr. Neuman's departure effective June 22, 2007.

(3) Certain of these figures have been converted from Cdn. dollars to U.S. dollars based on the average monthly foreign exchange rates.

(4) Calculated using the Black-Scholes pricing model.

(5) Mr. Neuman served as Chief Executive Officer from February 27, 2007 to June 22, 2007.

(6) Paid in connection with cessation of position.

(7) Mr. De Francis ceased to be an executive officer on September 24, 2007.

Grants of Plan-Based Awards

None of the named executive officers were granted any awards under the Long-Term Incentive Plan during the fiscal year ended December 31, 2007.

Outstanding Equity Awards At Fiscal Year-End

Name (1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date
Frank Stronach	1,000,000	—	$4.87	December 31, 2009
Blake Tohana	100,000	—	$6.93	July 27, 2012
James Bromby	10,000	—	$4.94	December 31, 2009
	15,000	—	$4.82	December 31, 2009
	66,666	33,334	$5.25	October 31, 2016
Brant Latta	3,000	2,000	$6.26	April 3, 2015
	66,666	33;334	$5.25	October 31, 2016
Michael Neuman	—	—	—	
Joseph De Francis (2)	100,000	—	$6.70	November 21, 2012

(1) None of the named executive officers were granted or exercised any options to acquire stock of MEC during the fiscal year ended December 31, 2007.

(2) Mr. De Francis' options were cancelled on March 3, 2008 in connection with the cessation of service as a director.

Employment Agreements and Termination of Employment Agreements

Current Executives

MEC has entered into an employment arrangement with Mr. Tohana which provides for a base salary of Cdn. $300,000 per annum, a guaranteed annual bonus of Cdn. $125,000 (to be superseded by a mutually agreeable profit-sharing arrangement), confidentiality obligations, non-competition covenants and a termination provision permitting his employment to be terminated by MEC by giving minimum advance written notice of termination or by paying a retiring allowance instead. Mr. Tohana's contract also provides for the grant of stock options to purchase 100,000 shares of MEC's Class A Subordinate Voting Stock. The grant of these stock options, with an exercise price of $6.93 per share, was approved by the Corporate Governance, Human Resources and Compensation Committee of MEC's Board of Directors on June 24, 2003.

MEC has entered into an employment arrangement with James Bromby which provides for a base salary of Cdn. $285,000 per annum, a guaranteed annual bonus of Cdn. $75,000, confidentiality obligations and a termination provision permitting his employment to be terminated by giving MEC 12 months' prior written notice of intention to terminate. Alternatively, MEC may elect to terminate at any time for any reason his employment immediately by paying him a retiring allowance equivalent to 12 months' base salary and guaranteed bonus. Mr. Bromby's contract also provides for the grant of stock options to purchase 100,000 shares of MEC's Class A Subordinate Voting Stock. The grant of these stock options, with an exercise price of $5.25 per share, was approved by the Corporate Governance, Human Resources and Compensation Committee of MEC's Board of Directors on November 1, 2006.

MEC has entered into an employment arrangement with Brant Latta which provides for a base salary of $215,000 per annum, a guaranteed annual bonus of $50,000, confidentiality obligations and a termination provision permitting his employment to be terminated by giving MEC 12 months' prior written notice of intention to terminate. Alternatively, MEC may elect to terminate at any time for any reason his employment immediately by paying him a retiring allowance equivalent to 12 months' base salary and guaranteed bonus. Mr. Latta's contract also provides for the grant of stock options to purchase 100,000 shares of MEC's Class A Subordinate Voting Stock. The grant of these stock options, with an exercise price of $5.25 per share, was approved by the Corporate Governance, Human Resources and Compensation Committee of MEC's Board of Directors on November 1, 2006.

MEC has entered into employment contracts with other members of its senior management. These employment contracts generally provide for base salaries and annual bonuses, confidentiality obligations and non-competition covenants. Each of these employment contracts provide that MEC may terminate the individual's employment by giving minimum advance written notice of termination or by paying a retiring allowance instead. With the approval of the Corporate Governance, Human Resources and Compensation Committee of MEC's Board of Directors, some of MEC's employees have received options to acquire shares of MEC's Class A Subordinate Voting Stock at an exercise price equal to or greater than the fair market value of the shares of such stock on the date of grant of the option.

MEC's Corporate Constitution provides that, beginning with the fiscal year commencing January 1, 2004, the aggregate incentive bonuses (which may be paid in cash or deferred for payment in future years or which may be paid in Class A Subordinate Voting Stock) paid or payable to "Corporate Management" (as defined therein) in respect of any fiscal year shall not exceed 6% of MEC's pre-tax profits before profit sharing for that fiscal year.

MEC is not required to make payments under any employment contract or arrangement with its employees in the event of a change in control of MEC.

In September 2005, the Board of Directors of MEC approved the adoption of a form of Indemnity Agreement for directors and officers of MEC and of MEC's subsidiaries to formalize the indemnification rights and procedures set forth in MEC's bylaws. MEC entered into an Indemnity Agreement with each of the then directors and officers (including all of the executive officers) of MEC on October 31, 2005, as well as the directors and officers of MEC's subsidiaries and has, since that time, entered into like agreements with new appointees.

Former Executives

Under his employment agreement with MEC, Michael Neuman, Chief Executive Officer from February 27, 2007 to June 22, 2007, was entitled to: (i) an annual base salary of $500,000 plus a guaranteed annual bonus of $500,000 (both prorated for 2007); (ii) a grant of options to purchase one million shares of the MEC's Class A Subordinate Voting Stock under the Company's Long-Term Incentive Plan, subject to approval of the Board of Directors, with an exercise price per share that is equal to 100% of the last sale price of Class A Subordinate Voting Stock on the TSX on the business day prior to the date of Board approval of the options grant; (iii) a retiring allowance equivalent to the greater of $1.0 million or base salary and annual bonus for the full fiscal calendar year in the event his employment is terminated by MEC without cause; and (iv) in recognition of the fact that options may not be granted until a later date due to applicable securities laws, 75% of the amount calculated by multiplying 200,000 by the amount, if any, by which the market close price on the day immediately preceding the grant of options contemplated in the agreement exceeds the February 26, 2007 market close price. No options were granted to Mr. Neuman prior to his June 2007 departure from the Company. In connection with Mr. Neuman's departure in June 2007 and under the terms of his employment agreement, he was entitled to a retiring allowance of $1.0 million, less statutorily required deductions, payable in twelve equal monthly installments, commencing in July 2007.

Under an employment arrangement MEC entered into with Joseph De Francis, he was entitled to a base salary of $615,000 per annum, a discretionary bonus based on personal performance, confidentiality obligations and non-competition covenants. In connection with Mr. De Francis' departure in September 2007 and under the terms of a prior existing contractual arrangement, he received a termination payment of $1.9 million.

Equity Based Compensation Plan Information

MEC has adopted a long-term incentive plan, referred to as the "Long-Term Incentive Plan", the purposes of which are: (i) to align the interests of MEC's stockholders and the recipients of awards under the Long-Term Incentive Plan by giving recipients of awards an interest in MEC's growth and success; (ii) to enable MEC to attract and retain directors, officers, employees, consultants, independent contractors and agents, all of whom are eligible participants; and (iii) to motivate these persons to act in MEC's long-term best interests and those of its stockholders. Under the Long-Term Incentive Plan, which was amended in May 2007 with shareholder approval to increase the total number of Class A Subordinate Voting Stock that may be issued thereunder by two million, MEC may grant non-assignable, nonqualified stock options, incentive stock options, free standing stock appreciation rights, tandem stock appreciation rights, restricted stock, bonus stock and performance shares. MEC does not maintain any other equity compensation plan.

The aggregate number of shares of Class A Subordinate Voting Stock reserved for awards under the Long-Term Incentive Plan (subject to adjustment in connection with consolidation, stock split, recapitalization, merger and other transactions affecting the Company's capital stock), together with the number of shares of Class A Subordinate Voting Stock of the Company reserved for issuance under any other share compensation arrangements of the Company, is currently 10 million (the "Current Maximum"), representing 8.6% of the outstanding Class A Subordinate Voting Stock and Class B Stock of the Company (the "Outstanding Issue"). The number of shares of Class A Subordinate Voting Stock issued and issuable under the Long-Term Incentive Plan represents 4.2% of the Outstanding Issue. In addition, the aggregate number of shares of Class A Subordinate Voting Stock issued within a one-year period pursuant to awards under the Long-Term Incentive Plan, together with the number of shares of Class A Subordinate Voting Stock issued within that period under any other share compensation arrangements of the Company, cannot exceed the lesser of the Current Maximum or 10% of the aggregate of the Outstanding Issue. Further, the aggregate number of shares of Class A Subordinate Voting Stock issued to insiders of Company within any 12-month period, or issuable to insiders of the Company at any time, under the Long-Term Incentive Plan or under any other share compensation arrangements of the Company, cannot exceed the lesser of the Current Maximum or 10% of the Outstanding Issue. The total number of shares of Class A Subordinate Voting Stock issuable under actual grants or awards under the Long-Term Incentive Plan is 4,288,519, which is 3.7% of the Outstanding Issue. The maximum number of shares of Class A Subordinate Voting Stock that may be issued to any one person or company under the Long-Term Incentive Plan is 5,831,247, or 5.0% of the Outstanding Issue.

The Long-Term Incentive Plan is administered by the Corporate Governance, Human Resources and Compensation Committee (the "Committee") of the Board of Directors, which currently consists of three independent directors. The members of the Committee serve at the pleasure of the Board of Directors. The exercise price for awards under the Long-Term Incentive Plan, including the purchase price for securities under security purchase arrangements, is determined by the Committee, but may not be less than (1) the "fair market value" of a share of Class A Subordinate Voting Stock on the date of grant of such Stock Option and (ii) the price of the last board lot of shares of Class A Subordinate Voting Stock sold on the TSX on the last business day prior to the date of grant of such stock option. At the time stock options are granted, the Committee determines the vesting schedule and expiry date of stock options. The "fair market value" is defined as the closing transaction price of a share of Class A Subordinate Voting Stock as reported on NASDAQ on the trading day immediately prior to the date as of which such value is being determined; provided, however, that fair market value may be determined by the Committee by whatever means or method as the Committee, in the good faith exercise of its discretion, shall at such time deem appropriate. Market appreciation of stock appreciation rights is calculated on the basis of the excess of the "fair market value" of one share of Class A Subordinate Voting Stock on the date of exercise over the base price of such stock appreciation right.

The following table summarizes MEC's Long-Term Incentive Plan information as of March 24, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,950,000 (1)	$5.82	4,288,519 (2)
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	4,950,000 (1)	$5.82	4,288,519 (2)

(1) As of March 24, 2008, there were options outstanding under the Long-Term Incentive Plan for the purchase of these shares.

(2) Of these shares of Class A Subordinate Voting Stock remaining available for issuance under the Long-Term Incentive Plan, 2,851,000 shares are available for issuance pursuant to the grant of new stock options and 1,437,519 are available for issuance as bonus stock awards.

A holder of an award under the Long-Term Incentive Plan will cease to be entitled to that award, unless otherwise specified in the grant, three months following termination of employment or service other than for cause, or immediately upon termination of employment or service for cause. MEC does not provide any financial assistance to participants to facilitate the purchase of any securities under the Long-Term Incentive Plan. There are no entitlements previously granted under the Long-Term Incentive Plan that are subject to ratification by MEC's security holders.

Nonqualified Stock Options

Each of MEC's outside directors was granted a nonqualified stock option to purchase 10,000 shares of Class A Subordinate Voting Stock following such director's election to MEC's Board of Directors, and will be entitled to another such grant immediately following the completion of each five-year period of continuous service as a director. Such stock options vest as to 20% of the shares of Class A Subordinate Voting Stock included in each such grant on the date of such grant, with an additional 20% of the shares vesting on the second, third, fourth and fifth anniversaries of such grant. On March 5, 2000, the Board approved stock options for each of its outside directors then in office to purchase 10,000 shares of Class A Subordinate Voting Stock at an exercise price of $4.875 per share, pursuant to the provisions of the Long-Term Incentive Plan. On November 22, 2002, the Committee approved stock options for two appointed outside directors, Louis E. Lataif (who ceased serving May 9, 2007) and William J. Menear, to purchase 10,000 shares of Class A Subordinate Voting Stock each at an exercise price of $6.70 per share. On September 17, 2007, the Committee approved stock options for each of Messrs. A.R. Campbell, Vasilkioti and Williams and Ms. Jackson to purchase 10,000 shares of Class A Subordinate Voting Stock at an exercise price of $2.78 per share.

Incentive Stock Options

Incentive stock options may be granted only to MEC's employees and employees of its subsidiaries. If the recipient of an incentive stock option owns more than ten percent of the voting power of all shares of MEC's common stock, the option will not be exercisable later than five years after its grant date and the exercise price of the option will not be less than the greater of (i) the price required by the Internal Revenue Code (currently 110% of the fair market value of MEC's Class A Subordinate Voting Stock on the option's grant date) and (ii) the price of the last traded board lot of shares of MEC's Class A Subordinate Voting Stock sold on the TSX prior to the date of grant of the option.

Awards to Named Executive Officers

See "Grants of Plan Based Awards".

Bonus Stock and Restricted Stock Awards

The Long-Term Incentive Plan permits the Committee to grant bonus stock awards, which are vested upon grant, and restricted stock awards, which are subject to a restriction period. An award of restricted stock may be subject to performance measures during the restriction period. Unless the Committee decides otherwise, the holder of a restricted stock award will have rights as an MEC stockholder, including the right to vote and receive dividends with respect to the shares of restricted stock. Dividends, however, will be subject to the same restrictions that apply to the shares for which the dividend was paid.

Performance Share Awards

The Long-Term Incentive Plan also permits the Committee to grant performance shares. Each performance share is a right, subject to the attainment of performance measures during a performance period, to receive one share of Class A Subordinate Voting Stock, which may be restricted stock, or the fair market value of the performance share in cash. Before a performance share award is settled in shares of Class A Subordinate Voting Stock, the holder of the award will have no rights as an MEC stockholder with respect to the shares of stock subject to the award. All the terms relating to the satisfaction of performance measures and the termination of the performance period relating to a performance share award, or any cancellation or forfeiture of the performance share award upon the holder's termination of employment with MEC, whether by reason of disability, retirement, death or other termination, shall be contained in the award agreement.

Under the Long-Term Incentive Plan, the vesting or payment of performance share awards and certain awards of restricted stock will be subject to the satisfaction of certain performance objectives and criteria. These objectives and criteria may include one or more of the following: the attainment by a share of Class A Subordinate Voting Stock of a specified fair market value for a specified period of time, earnings per share, return to stockholders (including dividends), return on equity, earnings, revenues, market share, cash flow or cost reduction goals, or any combination of these criteria.

During 2005, the Company introduced an incentive compensation program for certain officers and key employees, which awarded performance shares of Class A Subordinate Voting Stock in 2005 as contemplated under the Long-Term Incentive Plan. The number of shares of Class A Subordinate Voting Stock underlying the performance share awards was based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the stock on the date the program was approved by the Compensation Committee of the Board of Directors. These performance shares vested over a six or eight month period to December 31, 2005, and were distributed, subject to certain conditions, in two equal installments. The first distribution date was on or about March 31, 2006 and the second distribution date was on or about March 31, 2007. Under this performance share award program, a total of 197,051 Class A Subordinate Voting Stock with an aggregate stated value of $1.0 million were issued and 4,812 were forfeited.

For 2006, the Company continued the incentive compensation program as described in the immediately preceding paragraph. The program is similar in all respects except that the 2006 performance shares vested over a 12 month period to December 31, 2006 and were distributed, subject to certain conditions, on or about March 31, 2007. Under this performance share award program, a total of 113,457 shares of Class A Subordinate Voting Stock with an aggregate stated value of $0.4 million were issued and 49,099 were forfeited.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, and Securities and Exchange Commission regulations require MEC's directors, certain officers and greater than ten percent stockholders to file reports of ownership on Form 3 and changes in ownership on Form 4 and Form 5 with the Securities and Exchange Commission.

Based solely on its review of copies of such reports received or written representations from such directors, executive officers and ten percent stockholders, MEC believes that all Section 16(a) filing requirements applicable to its directors, executive officers and 10% stockholders were complied with during 2007.

Comparative Stock Performance Graph

The following graph compares the cumulative total shareholder return on MEC's Class A Subordinate Voting Stock to the cumulative total shareholder return of the Nasdaq 100 Market Index and a peer group index. The peer group index used by MEC is the Bloomberg US Entertainment Index, which is a published industry peer index of companies engaged in the entertainment industry. The graph depicts the results of an investment of $100 in MEC's Class A Subordinate Voting Stock, the Nasdaq 100 Market Index and the Bloomberg US Entertainment Index.



Magna Entertainment Corp. vs Peer Group
December 2002 to December 2007
$250
$200
$150
$100
$50
$0
$168.0
$191.1
$195.7
$146.4
$163.6
$179.1
$177.5
$161.0
$158.4
$145.4
$117.7
$97.7
$82.8
$75.1
$16.9

	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07
Magna Entertainment Corp.	$100.0	$82.8	$97.7	$117.7	$75.1	$16.9
Bloomberg US Entertainment Index	$100.0	$146.4	$168.0	$161.0	$191.1	$179.1
NASDAQ	$100.0	$145.4	$158.4	$163.6	$177.5	$195.7

AUDIT COMMITTEE REPORT

The Audit Committee's duties and responsibilities are set forth in a written charter (the "Audit Committee Charter") adopted by the Board of Directors (the "Board"). The Audit Committee recommended and the Board approved a revised Audit Committee Charter in February 2005 and has reaffirmed that Charter in February 2006, 2007 and 2008. The Audit Committee annually reviews its charter, assesses its adequacy and recommends such revisions to the Board as it considers necessary or advisable.

MEC's management has primary responsibility for preparing MEC's financial statements and maintaining MEC's financial reporting process. MEC's independent registered public accounting firm, Ernst & Young LLP (the "Independent Auditors"), is responsible for expressing an opinion on the conformity of MEC's audited financial statements with accounting principles generally accepted in the United States.

The Audit Committee has reviewed and discussed with management MEC's audited financial statements and management's discussion and analysis of results of operations and financial position as of and for the fiscal year ended December 31, 2007.

The Audit Committee has discussed with MEC's Independent Auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication With Audit Committees,* as amended.

The Audit Committee has received and reviewed the written disclosures and the letter from the Independent Auditors required by U.S. Independence Standards Board Standard No. 1, *Independence Discussions With Audit Committees*, as amended, and has discussed with the Independent Auditors their independence.

Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board, and the Board has approved, the inclusion of the financial statements and management's discussion and analysis of results of operations and financial position referred to above in MEC's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the Securities and Exchange Commission.

The undersigned members of the Audit Committee have submitted this Report to the Board of Directors.

AUDIT COMMITTEE

William J. Menear (Chairman)
Jerry D. Campbell
Charlie J. Williams

RATIFICATION OF APPOINTMENT OF AUDITORS
(Item B on the Proxy Form)

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP as auditors of MEC for the fiscal year ending December 31, 2008. During the fiscal year ended December 31, 2007, Ernst & Young LLP examined MEC's consolidated financial statements, examined subsidiary financial statements, assessed the effectiveness of internal controls over financial reporting under The Sarbanes-Oxley Act of 2002, performed limited reviews of the interim financial reports, reviewed filings with the Securities and Exchange Commission and provided general advice regarding related accounting matters.

Principal Accountant Fees and Services

The fees billed to MEC by Ernst & Young LLP for services in respect of the fiscal years ended December 31, 2007 and 2006 were as follows:

Category	Fiscal 2007 ($)	Fiscal 2006 ($)
Audit Fees (1)	2,257,264(2)	1,865,793
Audit-Related Fees	—	—
Tax Fees (3)	371,188	283,355
All Other Fees	—	—
Total	2,628,452	2,149,148

(1) Includes all fees in respect of services performed in order to comply with generally accepted auditing standards ("GAAS"). In some cases, these may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS. Also includes fees for comfort letters, consents and assistance with and review of regulatory filings. Also includes all fees for services performed by Ernst & Young LLP in respect of the effectiveness of internal controls over financial reporting under The Sarbanes-Oxley Act of 2002.

(2) Includes $210,000 of audit fees billed by Ernst & Young LLP after March 31, 2007 but in respect of the audit of the 2006 financial statements.

(3) Includes all fees paid in respect of services performed by Ernst & Young LLP's tax professionals, except those services required in order to comply with GAAS which are included under "Audit Fees". These services included tax compliance, tax planning and tax advice.

The Audit Committee has the authority to pre-approve or establish policies and procedures (including the setting of thresholds or the delegation to one or more members of the Audit Committee) for the pre-approval of non-audit services not prohibited by law to be performed by MEC's independent auditors. The Audit Committee does review requests by MEC management for non-audit services to be performed by MEC's independent auditors from time to time and pre-approvals are made pursuant to duly authorized resolutions of the Audit Committee which specify the service to be provided and the maximum fees payable to the independent auditors. The Audit Committee considered and pre-approved the provision of the non-audit services provided to MEC by Ernst & Young LLP in 2007 after determining that such services were compatible with maintaining Ernst & Young LLP's independence and were not prohibited by applicable law.

Ratification of Appointment of Ernst & Young LLP as Auditors

The appointment of Ernst & Young LLP as auditors of MEC will be ratified at the Annual Meeting if the number of votes cast in favor of ratification exceeds the number of votes cast opposing it.

The shares represented by the proxies solicited by the Board of Directors will be voted as directed on the form of proxy or, if no direction is indicated, will be voted "**FOR**" ratification of Ernst & Young LLP as the auditors of MEC.

In the event the appointment is not ratified, the Audit Committee will consider the appointment of other independent auditors. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting on May 6, 2008, and will be available to respond to appropriate questions and to make a statement should he or she desire to do so.

Vote Required

The affirmative vote of a majority of the votes cast with respect to the shares of Class A Subordinate Voting Stock and Class B Stock, voting together as a single class, present or represented and entitled to vote at the Annual Meeting is required for the ratification of the appointment of auditors.

MI Developments, as the holder, directly or indirectly, of all the outstanding shares of Class B Stock, has indicated that it intends to vote all such shares **"FOR"** the ratification of the appointment of auditors.

The Board of Directors recommends that the stockholders vote "FOR" the ratification of the appointment of auditors.

STOCK CONSOLIDATION
(Item C on the Proxy Form)

With the exception of the anticipated post-reverse stock split share numbers and stock prices set forth in this proposal, share numbers set forth in this proxy statement do not reflect the effect of the proposed reverse stock split.

General

The Board of Directors has considered, deemed advisable, and adopted a resolution approving, and recommends to the stockholders for their approval, an amendment to our Restated Certificate of Incorporation that would permit a reverse stock split of our Class B Stock and our Class A Subordinate Voting Stock. If approved by our stockholders, our Board of Directors would have discretion to implement the reverse stock split for one time only, prior to May 6, 2009, in any whole number consolidation ratio from 1:10 to 1:20. As a result, if the reverse stock split is approved by our stockholders and implemented by our Board of Directors, each outstanding 10, 11, 12, 13, 14, 15, 16, 17, 18, 19 or 20 shares of both our Class B Stock and Class A Subordinate Voting Stock (depending upon the consolidation ratio chosen by our Board of Directors) would be combined, converted and changed into one share of Class B Stock and Class A Subordinate Voting Stock, respectively. The proposed amendment to our Restated Certificate of Incorporation to effect a reverse stock split is attached to this proxy statement as Exhibit A.

The actual timing for implementation, if any, of the reverse stock split would be determined by our Board of Directors based upon its evaluation as to when such action would be most advantageous to us and our stockholders. Our Board of Directors reserves the right, even after stockholder approval, to forgo or postpone the filing of the amendment our Restated Certificate of Incorporation if it determines that such action is not in the best interests of MEC and our stockholders. No further approval or action by or prior notice to stockholders would be required in order for our Board of Directors to abandon the consolidation. If the reverse stock split is not implemented before May 6, 2009, the amendment will be deemed abandoned, without any further effect.

Because the reverse stock split would apply to all issued shares of our Class B Stock and Class A Subordinate Voting Stock, the proposed reverse stock split would not alter the relative rights and preferences of existing stockholders nor affect any stockholder's proportionate equity or voting interest in the Company, except to the extent the reverse stock split would result in fractional shares that are cashed out, as discussed further below.

Purpose of the Reverse Stock Split

The purpose of authorizing the reverse stock split is to maximize the flexibility of our Board of Directors in addressing market-related issues affecting our capitalization. Our Board of Directors believes that stockholder approval of a consolidation ratio range (rather than an exact consolidation ratio) provides our Board of Directors with maximum flexibility to achieve the purposes of the reverse stock split set out below. Our Board of Directors' selection of the specific consolidation ratio would be based primarily on the public trading price on the Nasdaq Global Market of the Class A Subordinate Voting Stock at that time and the expected stability of that price level.

Our Board of Directors believes that the reverse stock split may be beneficial for the following reasons:

NASDAQ continuous listing requirements. The continued listing standards established by the Nasdaq Global Market requires that a company maintain a minimum bid price of $1.00. If a company fails to meet the minimum bid price requirement for a consecutive 30 business day period, the company will have a period of 180 calendar days from notification by NASDAQ of such failure to achieve compliance. On February 12, 2008 the average closing price of the Company's Class A Subordinate Voting Stock on NASDAQ during the consecutive 30 trading-day period prior to such date was below $1.00 and, as a result, the NASDAQ notified the MEC by letter dated February 12, 2008 that it fell below the continued listing requirement. Failure to meet NASDAQ's continued listing requirements would result our Class A Subordinate Voting Stock being delisted from NASDAQ, which in turn would likely decrease our attractiveness to investors and our ability to maximize stockholder value.

Potential for increased, more attractive share price. A sustained higher per share price of our Class A Subordinate Voting Stock, which we would expect as a result of a reverse stock split, might heighten the interest of the financial community in MEC and broaden the pool of investors that may consider investing in MEC, potentially increasing the trading volume and liquidity of our Class A Subordinate Voting Stock. As a matter of policy, many institutional investors are prohibited from purchasing stocks below certain minimum price levels. For the same reason, brokers often discourage their customers from purchasing such stocks. To the extent that the price per share of our Class A Subordinate Voting Stock remains at a higher per share price as a result of a reverse stock split, some of these concerns may be ameliorated.

Reduced stockholder transaction costs. Many investors pay commissions based on the number of shares traded when they buy or sell our stock. If our stock price were higher, these investors would pay lower commissions to trade a fixed dollar amount of our stock than they would if our stock price were lower. In addition, stockholders who hold only a few shares of our stock may not have an economic way to sell their shares. To the extent these stockholders are left with fractional shares as a result of the reverse stock split, they would receive cash for their shares without incurring transaction costs.

Improved trading liquidity. The combination of potentially lower transaction costs and increased interest from institutional investors and investment funds could ultimately improve the trading liquidity of our Class A Subordinate Voting Stock.

The reverse stock split is not intended as, and not a part of or first step in, a "going private" transaction pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act").

Certain Risks Associated with the Reverse Stock Split

There can be no assurance that MEC will be able to maintain the listing of its Class A Subordinate Voting Stock on the Nasdaq Global Market after a reverse stock split.

The Nasdaq Global Market has several other continued listing requirements currently applicable to the listing of the shares of Class A Subordinate Voting Stock. While we are currently in compliance with these other requirements, following a reverse stock split, we cannot assure you that we can maintain compliance with all of these requirements or the minimum bid price requirement. Moreover, there can be no assurance that the market price of our Class A Subordinate Voting Stock after a reverse stock split will adjust to reflect the decrease in shares outstanding or that the market price following a reverse stock split will either exceed or remain in excess of our current market price.

If the reverse stock split is implemented, the resulting per-share price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of these investors, and consequently, the trading liquidity of our Class A Subordinate Voting Stock may not improve.

While we believe that a higher stock price may help generate investor interest in our Class A Subordinate Voting Stock, the reverse stock split may not result in a stock price that will attract institutional investors or investment funds or satisfy the investing guidelines of institutional investors or investment funds. A decline in the market price of our Class A Subordinate Voting Stock after the reverse stock split may result in a greater percentage decline than would occur in the absence of the split. If the reverse stock split is implemented and the market price of our Class A Subordinate Voting Stock declines, the percentage decline may be greater than would occur in the absence of the split. The market price of our Class A Subordinate Voting Stock is also based on our performance and other factors, which are unrelated to the number of shares outstanding.

The reverse stock split may result in some stockholders owning "odd lots" that may be more difficult to sell or require greater transaction costs per share to sell.

The reverse stock split may result in some stockholders owning "odd lots" of less than 100 shares of our Class A Subordinate Voting Stock on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in "board lots" of even multiples of 100 shares.

Effect on Existing Shares of Class A Subordinate Voting Stock

If the reverse stock split is implemented, the number of shares of Class A Subordinate Voting Stock of the Company issued and outstanding will be reduced from 58,158,887 shares as of March 10, 2008 to between approximately 5,815,889 and 2,907,944 shares, depending on the consolidation ratio selected by our Board. The following table sets out the approximate percentage reduction in the number of outstanding common shares and the approximate number of shares of Class A Subordinate Voting Stock that would be outstanding as a result of a consolidation at the ratios indicated:

Proposed Consolidation Ratio	Approximate Percentage Reduction in Number of Outstanding Shares of Class A Subordinate Voting Stock	Approximate Number of Outstanding Shares of Class A Subordinate Voting Stock (Post-Consolidation)*
1-for-10	90.0%	5.816 million
1-for-11	90.9%	5.287 million
1-for-12	91.7%	4.847 million
1-for-13	92.3%	4.474 million
1-for-14	92.9%	4.154 million
1-for-15	93.3%	3.877 million
1-for-16	93.7%	3.635 million
1-for-17	94.1%	3.421 million
1-for-18	94.4%	3.231 million
1-for-19	94.7%	3.061 million
1-for-20	95.0%	2.908 million

* Based on 58,158,887 shares of Class A Subordinate Voting Stock outstanding on March 10, 2008.

Effect on Authorized but Unissued Shares of Class A Subordinate Voting Stock

Currently, we are authorized to issue up to a total of 310 million shares of Class A Subordinate Voting Stock, of which 58,158,887 shares were outstanding on the Record Date. If a reverse stock split is implemented, this will have the effect of increasing the proportion of authorized but unissued shares of Class A Subordinate Voting Stock. We have no definitive plans, commitments, arrangements, understandings or agreements regarding the additional authorized shares available if we implement a reverse stock split.

Effect on Shares of Class B Stock

Currently, we are authorized to issue up to a total of 90 million shares of Class B Stock, of which our parent company, MI Developments, holds 53,253,145 shares directly and 5,212,911 indirectly through one of its wholly-owned subsidiaries. No other shares of Class B Stock are issued and outstanding or reserved for future issuance. The reverse stock split will result in a proportionate reduction in the total number of outstanding shares of Class B Stock. Accordingly, the proposed reverse stock split would not alter the relative rights and preferences between holders of Class A Subordinate Voting Stock and Class B Stock nor affect any stockholder's proportionate equity interest in the Company. The additional authorized but unissued shares of Class B Stock available following a reverse stock split will be available for issuance.

Effect on Convertible Debt

The number of shares into which our $150.0 million in 8.55% convertible subordinated notes and $75.0 million in 7¼% convertible subordinated notes are convertible and the conversion prices for those notes will be automatically adjusted as a result of the reverse stock split as provided in the indentures governing the terms of those notes, respectively.

Effect on Equity Compensation Plans

The reverse stock split would reduce the number of shares of Class A Subordinate Voting Stock authorized and available for issuance under the Amended and Restated Long-Term Incentive Plan ("LTIP"). In addition, as a result of the reverse stock split, the number of shares represented by each outstanding stock option, whether vested or unvested, and each outstanding restricted stock and restricted stock unit award would be rounded down to the nearest whole share. No payment would be made with respect to the amount that was eliminated as a result of the rounding-down. Finally, the exercise price per share would also be proportionately increased to account for the reverse split; for example a reverse split of 15 to 1 would result in the option price being multiplied by 15.

Effect on Registration and Stock Trading

Our Class A Subordinate Voting Stock is currently registered under Section 12(b) of the 1934 Act and we are subject to the periodic reporting and other requirements of the 1934 Act. The proposed reverse stock split will not affect the registration of our Class A Subordinate Voting Stock under the 1934 Act.

If the proposed reverse stock split is implemented, our Class A Subordinate Voting Stock will continue to be reported on NASDAQ under the symbol "MECA" (although, in accordance with NASDAQ rules, the letter "D" will be added to the end of the trading symbol for a period of 20 trading days from the effective date of the reverse stock split to indicate that the reverse stock split has occurred) and the Class A Subordinate Voting Stock would continue to be traded on the TSX under the symbol "MEC.A".

Effective Date

As indicated above, even if the reverse stock split is approved by our stockholders, our Board has discretion to decline to carry out the reverse stock split if it determines that the reverse stock split is no longer in the best interests of MEC and our stockholders. If the proposed reverse stock split is implemented, the reverse stock split will become effective at such time as we file a Certificate of Amendment to our Restated Certificate of Incorporation with the Delaware Secretary of State (or at such later time as may be set forth in the Certificate of Amendment), which may take place at any time on or before May 6, 2009. Before we file the Certificate of Amendment, our Board must approve the final consolidation ratio.

Mechanics of Reverse Stock Split

Exchange of Stock Certificates

In the event a reverse stock split is implemented, each certificate representing pre-split shares of Class B Stock and each certificate representing pre-split shares of Class A Subordinate Voting Stock will, until surrendered and exchanged as described below, be deemed cancelled and, for all corporate purposes, will be deemed to represent, respectively, only the number of post-split shares of Class B Stock and Class A Subordinate Voting Stock and the right to receive the amount of cash for any fractional shares as a result of the reverse stock split. However, a stockholder will not be entitled to receive any dividends or other distributions payable by us after the Certificate of Amendment is effective until that stockholder surrenders and exchanges the stockholder's certificates. If there are any dividends or distributions, they will be withheld, accumulate and be paid to each stockholder, without interest, once that stockholder surrenders in exchange his, her or its certificates.

As soon as practicable after the effective date of the Certificate of Amendment, our transfer agent, Computershare, will mail transmittal forms to each holder of record of certificates formerly representing shares of our pre-reverse stock split Class B Stock or Class A Subordinate Voting Stock that will be used in forwarding certificates for surrender and exchange for certificates representing the number of shares of our Class B Stock or Class A Subordinate Voting Stock the holder is entitled to receive as a consequence of the reverse stock split. The transmittal form will be accompanied by instructions specifying other details of the exchange.

After receipt of a transmittal form, each holder should surrender the certificates formerly representing shares of our pre-reverse stock split Class B Stock and Class A Subordinate Voting Stock and will receive in exchange therefor certificates representing the number of shares of our Class B Stock and Class A Subordinate Voting Stock to which the holder is entitled. No stockholder will be required to pay a transfer or other fee to exchange his, her or its certificates. Stockholders should not send in certificates until they receive a transmittal form from our transfer agent or otherwise destroy their certificates. In connection with the reverse stock split, our Class A Subordinate Voting Stock will change its current CUSIP number. This new CUSIP number will appear on any new stock certificates issued representing post-split shares.

Effect on Registered "Book-entry" Holders of Class B Stock and Class A Subordinate Voting Stock

Our holders of Class B Stock and Class A Subordinate Voting Stock may hold some or all of their shares electronically in book-entry form ("street name") under the direct registration system for securities. These stockholders will not have stock certificates evidencing their ownership. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

If you hold registered shares in book-entry form, you do not need to take any action to receive your post-reverse stock split shares or your cash payment in lieu of any fractional share interest, if applicable. If you are entitled to post-reverse stock split shares, a transaction statement will automatically be sent to your address of record indicating the number of shares you hold following the reverse stock split.

If you are entitled to a payment in lieu of any fractional share interest, a check will be mailed to you at your registered address as soon as practicable after the effective date of the Certificate of Amendment. By signing and cashing this check, you will warrant that you owned the shares for which you received a cash payment.

Payment for Fractional Shares

Whether shares are held in street name or directly, we will not issue fractional shares of Class B Stock and Class A Subordinate Voting Stock to our stockholders. Instead, fractional shares will be cashed out. For example, if the consolidation ratio is set by our Board at 15:1 and if a stockholder holds 47 shares on a pre-split basis, the stockholder would be issued three shares on a post-reverse stock split basis and would receive cash for the fractional share.

Any cash due to stockholders in exchange for fractional shares will be paid as follows:

- If the stockholder's shares are registered directly in the stockholder's name, payment for the fractional shares will be made by check, sent to the stockholder directly from our transfer agent, Computershare, upon receipt of the properly completed and executed transmittal letter and original stock certificates.
- If a stockholder's shares are held in book-entry form ("street name"), payment for the fractional shares will be deposited directly into the stockholder's account with the organization holding the stockholder's shares.

The amount of cash to be paid for fractional shares of Class A Subordinate Voting Stock and Class B Stock (each of which is convertible at any time into shares of Class A Subordinate Voting Stock on a one for one basis) will be equal to the product obtained by multiplying (1) the average closing sales price of our Class A Subordinate Voting Stock as reported on NASDAQ for the four trading days preceding the effective date of the reverse stock split times (2) the amount of the fractional share.

Depending upon the consolidation ratio, holders of as many as nineteen shares of our Class B Stock and Class A Subordinate Voting Stock would be eliminated as a result of the payment of fractional shares in lieu of any fractional share interest in connection with the reverse stock split.

Effect on Par Value

The amendment to the Restated Certificate of Incorporation will also change the par value of our Class B Stock and Class A Subordinate Voting Stock, which is currently $0.01 per share. On the effective date of the reverse stock split, the stated capital on our balance sheet attributable to the Class B Stock and Class A Subordinate Voting Stock would be reduced to reflect the new par value per share and the additional paid-in capital account would be credited with the amount by which the stated capital is reduced.

The per-share Class B Stock and Class A Subordinate Voting Stock net income or loss and net book value will be increased because there will be fewer shares of our Class B Stock and Class A Subordinate Voting Stock outstanding. We do not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

No Appraisal Rights

Under the Delaware General Corporation Law, our stockholders are not entitled to appraisal rights with respect to the reverse stock split described in this Proposal, and we will not independently provide our stockholders with any such rights.

U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences of the proposed reverse stock split to U.S. Holders. The following does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences of the reverse stock split and is included for general information only. It does not address any U.S. state, local, or non-U.S. income or other tax consequences. It addresses only U.S. Holders who hold the pre-reverse stock split shares and post-reverse stock split shares as capital assets. It does not address U.S. Holders subject to special rules, such as financial institutions, regulated investment companies, personal holding companies, tax-exempt organizations, insurance companies, dealers in securities, foreign stockholders, U.S. Holders who hold the pre-reverse stock split shares as part of a straddle, hedge or conversion transaction, U.S. Holders who are subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the "Code") or U.S. Holders who acquired their pre-reverse stock split shares pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based upon the Code, applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practices as in effect on the date of this proxy statement. Changes to the laws could alter the tax consequences described below, possibly retroactively. We have not obtained a ruling from the Internal Revenue Service or an opinion of legal or tax counsel with respect to the consequences of the reverse stock split. The tax treatment of a U.S. Holder may vary depending upon his or her particular facts and circumstances. Each U.S. Holder is advised to consult his or her tax advisor as to his or her own situation.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of shares of stock, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the U.S. or the District of Columbia, (c) an estate if the income of the estate is subject to U.S. federal income tax regardless of the source of the income, or (d) a trust if (i) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

The reverse stock split would be intended to constitute a reorganization within the meaning of Section 368 of the Code. Provided that the reverse stock split qualified as a reorganization, the federal income tax consequences of the reverse stock split will generally vary among U.S. Holders depending upon whether they receive cash for fractional shares or solely a reduced number of shares of our Class B Stock and Class A Subordinate Voting Stock in exchange for their old shares of our Class B Stock and Class A Subordinate Voting Stock. We believe that because the reverse stock split is not part of a plan to increase periodically a stockholder's proportionate interest in our assets or earnings and profits, the reverse stock split will likely have the following federal income tax effects:

A U.S. Holder generally would not recognize gain or loss, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-reverse stock split shares. The aggregate tax basis of the post-split shares received would be equal to the aggregate tax basis of the pre-split shares exchanged therefor (excluding any portion of the holder's tax basis allocated to fractional shares). The holding period of the post-split shares received would include the holding period of the pre-split shares exchanged. A U.S. Holder who received cash in lieu of a fractional share would generally be treated as receiving the payment as a distribution in redemption of the fractional share, as provided in section 302(a) of the Code, which distribution will be taxed as either a distribution under Section 301 of the Code or an exchange to such stockholder, depending on that stockholder's particular facts and circumstances. Generally, if such distribution is treated as an exchange to a stockholder receiving such a payment, the stockholder would recognize gain or loss equal to the difference, if any, between the amount of cash received and the stockholder's tax basis in the fractional share.

The Company should not recognize any gain or loss as a result of a reverse stock split.

Our view regarding the tax consequences of the proposed reverse stock split is not binding on the Internal Revenue Service or the courts. **ACCORDINGLY, EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISER WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO HIM OR HER OF THE REVERSE STOCK SPLIT.**

Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations generally applicable to a beneficial owner of shares of Class A Subordinate Voting Stock who, at all relevant times, for purposes of the application of the *Income Tax Act* (Canada) and the *Income Tax Regulations* (collectively, the "Tax Act"), (1) deals at arm's length with, and is not affiliated with, MEC; (2) holds shares of Class A Subordinate Voting Stock as capital property, and (3) is, or is deemed to be, resident in Canada (a "Canadian Holder"). Generally, shares of Class A Subordinate Voting Stock will be capital property to a Canadian Holder provided the Canadian Holder does not hold them in the course of carrying on a business or as part of an adventure or concern in the nature of trade. This summary does not address all issues relevant to Canadian Holders who acquired their shares of Class A Subordinate Voting Stock on the exercise of an employee stock option, and is not applicable to a Canadian Holder (i) that is a "specified financial institution", (ii) an interest in which is a "tax shelter investment", (iii) that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a "financial institution", or (iv) to whom the "functional currency" reporting rules apply, each as defined in the Tax Act. Such persons should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, and on counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular stockholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, stockholders should consult their own tax advisors having regard to their own particular circumstances.

Based upon the CRA's current administrative policy, the reverse stock split of MEC's Class B Stock and Class A Subordinate Voting Stock as proposed will not result in a disposition or acquisition of any shares, except to the extent that cash is received in respect of a fraction of a post-reverse split share. As a result, a Canadian Holder will not realize any income, gain or loss for purposes of the Tax Act as a result of the proposed reverse stock split, except that where cash is received in respect of a fraction of a post-reverse split share of Class A Subordinate Voting Stock, the Canadian Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the cash, converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act and net of any reasonable costs of disposition, exceeds (or is less than) the Canadian Holder's adjusted cost base of the pre-reverse split shares of Class A Subordinate Voting Stock to which such fraction of a post-reverse split share relates. A Canadian Holder is generally required to include in computing its income for a taxation year one-half of the amount of any capital gain realized in the year, and to deduct one-half of the amount of any capital loss realized in a taxation year from taxable capital gains realized by the Canadian Holder in the year.

Vote Required

The affirmative vote of a majority of the votes cast with respect to the shares of Class A Subordinate Voting Stock and Class B Stock, voting together as a single class, present or represented and entitled to vote at the Annual Meeting is required for approval of the proposed share consolidation.

MI Developments, as the holder, directly or indirectly, of all the outstanding shares of Class B Stock, has indicated that it intends to vote all such shares **"FOR"** the proposed share consolidation.

For the reasons indicated above, the Board of Directors and management of MEC believe that the proposed share consolidation is in the best interests of MEC and its stockholders and, accordingly, recommend that stockholders vote "FOR" the resolution.

IF YOU PROPERLY COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY, YOUR SHARES WILL BE VOTED "FOR" THE RESOLUTION RELATING TO THE CONSOLIDATION, UNLESS YOU SPECIFICALLY INDICATE OTHERWISE ON THE FORM OF PROXY.

AUTHORIZATION OF A CLASS OF PREFERRED STOCK
(Item D on the Proxy Form)

The Board of Directors has considered, deemed advisable and recommends to the shareholders for their approval, an amendment to the Company's Restated Certificate of Incorporation to authorize a class of preferred stock consisting of one hundred million (100,000,000) shares, par value $0.01 per share. The Board of Directors believes such action to be in the best interest of the Company for the reasons set forth below.

The authorized capital stock of the Company currently consists of a total of 310 million shares of Class A Subordinate Voting Stock, of which 58,158,887 shares were outstanding on the Record Date and a total of 90 million shares of Class B Stock, of which our controlling shareholder, MI Developments, holds 53,253,145 shares directly and 5,212,911 indirectly through one of its wholly-owned subsidiaries. No other shares of Class B Stock are issued and outstanding or reserved for future issuance. No preferred stock is presently authorized by the existing Restated Certificate of Incorporation.

The preferred stock to be authorized would have such voting rights, designations, preferences, participation, priority, option, redemption and conversion or other special rights, and such qualifications, limitations or restrictions, as the Board of Directors may designate for each class or series issued from time to time. As such, the preferred stock would be available for issuance without further action by the Company's stockholders, except as may be required by applicable law or pursuant to the requirements of NASDAQ, the TSX or such other exchange upon which such securities are then trading.

The Board of Directors believes that the creation of a class of preferred stock is advisable and in the best interests of the Company and its stockholders for several reasons. The authorization of the preferred stock would permit the Board of Directors to issue such stock without further stockholder approval and, thereby, provide the Company with increased flexibility with respect to structuring financing transactions (including exchanges of its debt for equity), strategic alliances, joint ventures, acquisitions and for other corporate purposes. The preferred stock proposal would enable the Company to respond promptly and take advantage of opportunities which may only exist for a limited time without incurring the delay and expense associated with a special stockholders' meeting to approve a contemplated stock issuance.

We cannot state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the Class B Stock and Class A Subordinate Voting Stock until the Board of Directors determines the specific rights of the holders of such preferred stock, which such determination will not require any further action by stockholders. However, the effects might include, among other things, preference over the Class B Stock and Class A Subordinate Voting Stock on liquidation, priority as to dividends or other preferential dividend rights, diluting the voting power of the Class B Stock and Class A Subordinate Voting Stock and reducing the market price of the Class A Subordinate Voting Stock. Holders of our Class B Stock and Class A Subordinate Voting Stock will not have preemptive rights with respect to the preferred stock.

Although the Company may consider issuing preferred stock in the future, the Company currently has no arrangements, understandings, agreements or commitments with respect to the issuance of the preferred stock, and the Company may never issue any preferred stock.

The complete text of the proposed amendment to the Restated Certificate of Incorporation with respect to the preferred stock proposal, is attached as Exhibit B. You should read Exhibit B in its entirety.

Vote Required

The affirmative vote of a majority of the votes cast with respect to the shares of Class A Subordinate Voting Stock and Class B Stock, voting together as a single class, present or represented and entitled to vote at the Annual Meeting is required for approval of the preferred stock proposal.

MI Developments, as the holder, directly or indirectly, of all the outstanding shares of Class B Stock, has indicated that it intends to vote all such shares "FOR" the proposed preferred stock proposal.

For the reasons indicated above, the Board of Directors and management of MEC believe that the preferred stock proposal is in the best interests of MEC and its stockholders and, accordingly, recommend that stockholders vote "FOR" the resolution.

IF YOU PROPERLY COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY, YOUR SHARES WILL BE VOTED "FOR" THE RESOLUTION RELATING TO THE PREFERRED STOCK PROPOSAL, UNLESS YOU SPECIFICALLY INDICATE OTHERWISE ON THE FORM OF PROXY.

ADDITIONAL INFORMATION

Other Action at the Meeting

The Board of Directors is not aware of any other matter to be presented for action at the Annual Meeting. If any additional matters are properly presented, the shares represented by a properly signed proxy form will be voted in accordance with the judgment of the persons named on the proxy form.

Cost of Solicitation

MEC will bear the cost of soliciting proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and other members of MEC may solicit proxies personally or by telephone or other means of communication. MEC will also reimburse its transfer agent for expenses in connection with the distribution of proxy material and brokers and other persons holding stock in their names or those of their nominees for their reasonable expenses in sending proxy material to their principals.

Stockholder Proposals for Inclusion in Next Year's Proxy Statement

Stockholders may submit proposals on matters appropriate for stockholder action at MEC's annual meetings consistent with regulations adopted by the Securities and Exchange Commission and MEC's bylaws. Proposals intended for inclusion in the proxy statement for the 2009 Annual Meeting must be received by MEC not later than December 8, 2008. Proposals should be directed to the attention of the Secretary's Office, Magna Entertainment Corp., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

Other Stockholder Proposals for Presentation at Next Year's Annual Meeting

For any proposal that is not submitted for inclusion in next year's proxy statement, but is instead sought to be presented directly at the 2009 Annual Meeting, SEC rules permit management to vote proxies in its discretion if we: (1) receive notice of the proposal before the close of business on February 21, 2009 and advise shareowners in the 2009 proxy statement about the nature of the matter and how management intends to vote on such matter; or (2) do not receive notice of the proposal prior to the close of business on February 21, 2009. Notices of intention to present proposals at the 2009 Annual Meeting should be addressed to the Secretary, Magna Entertainment Corp., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

2007 Annual Report on Form 10-K and Other Additional Information

Financial information about MEC is included in MEC's comparative financial statements and MD&A. A copy of MEC's Annual Report on Form 10-K, including our 2007 financial statements and MD&A, may be obtained, without charge, by addressing a request to the Corporate Secretary's Office, Magna Entertainment Corp., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or by visiting our website at *www.magnaentertainment.com*. Additional information about MEC is available on our website on SEDAR (System for Electronic Document Analysis and Retrieval) at *www.sedar.com* and on the U.S. Securities and Exchange Commission web site at *www.sec.gov/edgar*.

Stockholders are urged to send in their proxies without delay.

By Order of the Board of Directors

William G. Ford

William G. Ford
Secretary

April 4, 2008

Exhibit A
Certificate of Amendment
to the
Restated Certificate of Incorporation
of
Magna Entertainment Corp.

Magna Entertainment Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of the Corporation has duly adopted a resolution, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Restated Certificate of Incorporation of this Corporation and declaring said amendment to be advisable;

SECOND: That the stockholders of the Corporation have duly approved said amendment by the required vote of such stockholders, such required vote being a majority of the outstanding shares of the Corporation's Class A Subordinate Voting Stock and Class B Stock, adopted at the annual meeting of the stockholders of the Corporation duly called and held in accordance with the requirements of Section 222 of the General Corporation Law of the State of Delaware, such approval being in accordance with the terms of the Restated Certificate of Incorporation and Section 242 of the General Corporation Law of the State of Delaware;

THIRD: That the Restated Certificate of Incorporation is hereby amended by adding the following provision to the end of Article • :

" • . Stock Split. As of 12:01 A.M. (Eastern Time) on, 200 (the "Effective Time"), each issued and outstanding share of the Corporation's Class A Subordinate Voting Stock and Class B Stock (including each share of treasury stock, the "Pre-Split Common Stock") shall automatically and without any action on the part of the holder thereof be consolidated, combined and reclassified to one- (1/)[1] of a share of Common Stock (such consolidation of shares designated as the "Reverse Stock Split"). The par value of the Corporation's Common Stock following the Reverse Stock Split shall remain $ • per share. Each holder of a certificate or certificates of Pre-Split Common Stock shall be entitled to receive, upon surrender of such certificates to the Corporation's transfer agent for cancellation, a new certificate or certificates for a number of shares equal to such holder's Pre-Split Common Stock multiplied by 1/ • , with any fraction resulting from such multiplication rounded down to the nearest whole number (in each case, such fraction, if any, being a "Fractional Share"). No Fractional Shares will be issued for Pre-Split Common Stock in connection with the Reverse Stock Split. Each holder of Pre-Split Common Stock at the Effective Time who would otherwise be entitled to a Fractional Share shall, in lieu thereof, receive a cash payment equal to x) the Fractional Share multiplied by y) the product of (i) the average closing prices of the Class A Subordinate Voting Stock as reported on The Nasdaq Global Market or other principal market of the Common Stock during each of the four (4) trading days immediately preceding the date of the Effective Time and (ii) • /1."

FOURTH: This Certificate of Amendment to the Restated Certificate of Incorporation shall be effective as of 12:01 A.M. (Eastern Time) on, 200 in accordance with the provisions of Section 103(d) of the General Corporation Law of the State of Delaware.

[1] The amendments being authorized provide that each outstanding 10, 11, 12, 13, 14, 15, 16, 17, 18, 19 or 20 shares of our Class A Subordinate Voting Stock and Class B Stock would be combined, converted and changed into one share of Class A Subordinate Voting Stock and Class B Stock, respectively. All references above would be adjusted based on the chosen ratio.

Exhibit B

Certificate of Amendment
to the
Restated Certificate of Incorporation
of
Magna Entertainment Corp.

Magna Entertainment Corp. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

FIRST: The Restated Certificate of Incorporation of the Corporation, as amended, is hereby further amended to authorize a class of preferred stock that the Corporation shall be authorized to issue, consisting of one hundred million (100,000,000) shares, in one or more series, each of such series to have such voting powers, designations, preferences and relative participating, optional, conversion and other rights, and such qualifications, limitations or restrictions thereon as expressly provided in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares or series thereof.

SECOND: Article FOURTH of the Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the first sentence thereof and by substituting in lieu of said sentence:

"The total number of shares of stock which the Corporation shall have the authority to issue is FIVE HUNDRED MILLION (500,000,000) shares, par value $0.01 per share, THREE HUNDRED TEN MILLION (310,000,000) of which shall be shares of Class A Subordinate Voting Stock, NINETY MILLION (90,000,000) of which shall be shares of Class B Stock (the "Common Stock") and ONE HUNDRED MILLION (100,000,000) of which shall be shares shall be Preferred Stock (the "Preferred Stock")."

THIRD: Article FOURTH of the Restated Certificate of Incorporation of the Corporation is hereby amended and supplemented by adding the following sections to the end of Article FOURTH:

"(c) The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of the Preferred Stock, at any time and from time to time, in one or more series, by filing a certificate pursuant to the applicable law of the State of Delaware (each, a "Certificate of Designations"), to establish the number of shares to be included in such series, and to fix the designation, powers, preferences and rights of the shares of each such series and qualifications, limitations and restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination of the following:

(i) the designation of the series;

(ii) the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided for in the Certificate of Designations) increase or decrease (but not below the number of shares then outstanding);

(iii) the amount payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or non-cumulative;

(iv) dates at which dividends, if any, shall be payable;

(v) the redemption rights and price or prices, if any, for shares of the series;

(vi) the terms and amount of any sinking or purchase fund provided for the purchase or redemption of shares of the series;

(vii) the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(viii) whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security of the Corporation or any other company, and if so, the specification of such other class, series or other security, the conversion or exchange price, prices, rate or rates, any adjustments thereof, the date or dates at which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(ix) restrictions on the issuance of shares of the same series or any other class or series;

(x) the voting rights, if any, of the holders of shares of the series; and

(xi) any other relative rights, preferences, qualifications, limitations and restrictions.

The Class A Subordinate Voting Stock and Class B Stock shall be subject to the express terms of the Preferred Stock and any series thereof.

Shares of any series of Preferred Stock which have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by the Corporation, or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes will, after the filing of a proper certificate with the Delaware Secretary of State, have the status of authorized but unissued shares of Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preferred Stock created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of any series of Preferred Stock and to any filing required by law."

FOURTH: This Certificate of Amendment to the Restated Certificate of Incorporation shall be effective as of 12:01 A.M. (Eastern Time) on, 200___ in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed this _____ day of ______________________, 2008.

MAGNA ENTERTAINMENT CORP.

By: ______________________________

Name:
Title:

MEC

MERRILL
CORPORATION CANADA

Printed In Canada
08-7749-1

Corporate Directory

Board of Directors

Anthony R. Campbell
Knott Partners LLP

Jerry D. Campbell
Chairman of the Board,
Citizens Republic Bancorp

Ron Charles
Chief Operating Officer

Jennifer Jackson
Berger Jackson Capital Services, Inc.

William J. Menear
President and Chief Executive Officer,
William Menear & Associates Limited

Frank Stronach
Chairman of the Board,
Magna International Inc.

Frank Vasilkioti
Aegis Corporate Financial
Services Ltd.

Charlie J. Williams, Esq.
Independent Consultant

Corporate Officers

Frank Stronach
Chairman
and Interim Chief Executive Officer

Ron Charles
Chief Operating Officer

Blake Tohana
Executive Vice-President
and Chief Financial Officer

Scott Borgemenke
Executive Vice-President,
Racing

James Bromby
Senior Vice-President,
Operations

Brant Latta
Senior Vice-President,
Operations

Frank DeMarco, Jr.
Vice-President, Regulatory Affairs

Mary Lyn Seymour
Vice-President and Controller

William G. Ford
Secretary

Transfer Agents and Registrars

Canada
Computershare Trust Company of Canada
Toronto, Ontario, Canada
Telephone: 1-800-564-6253
email: service@computershare.com

United States
Computershare Trust Company, Inc.
Denver, Colorado, USA
Telephone: 1-800-962-4284

Trading Data and Stock Listings

Trading Data – Class A Subordinate Voting Stock

2007	Nasdaq (MECA) High	Nasdaq (MECA) Low	TSX (MEC.A) High	TSX (MEC.A) Low
	($US)		($Cdn)	
1st Quarter	4.57	3.04	5.68	3.61
2nd Quarter	3.92	2.74	4.50	3.00
3rd Quarter	2.99	1.65	3.34	1.75
4th Quarter	2.85	0.95	2.74	0.95

As of February 29, 2008, there were 583 registered holders of Class A Subordinate Voting Stock.

Stock Listings

Class A Subordinate Voting Stock
Nasdaq National Market – **MECA**
Toronto Stock Exchange – **MEC.A**

Track Locations and Major Operations

Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462

Golden Gate Fields
1100 East Shore Highway
Albany, California, USA 94706
Telephone: (510) 559-7300

Gulfstream Park
901 South Federal Highway
Hallandale Beach, Florida
USA 33009
Telephone: (954) 454-7000

Laurel Park
Route 198 & Racetrack Road
Laurel, Maryland, USA 20724
Telephone: (301) 725-0400

Lone Star Park at Grand Prairie
1000 Lone Star Parkway
Grand Prairie, Texas, USA 75050
Telephone: (972) 263-7223

Magna Racino™
Racino Platz 1
A-2483 Ebreichsdorf, Austria
Telephone: 011-43-2254-900-0

The Meadows
Racetrack Road
Meadow Lands, Pennsylvania
USA 15347
Telephone: (724) 225-9300

Pimlico Race Course
5201 Parkheights Avenue
Baltimore, Maryland, USA 21215
Telephone: (410) 542-9400

Portland Meadows
1001 N. Schmeer Road
Portland, Oregon, USA 97217
Telephone: (503) 285-9144

Remington Park
One Remington Place
Oklahoma City, Oklahoma
USA 73111
Telephone: (405) 424-1000

Santa Anita Park
285 W. Huntington Drive
Arcadia, California, USA 91007
Telephone: (626) 574-7223

Thistledown
21501 Emery Road
North Randall, Ohio, USA 44128
Telephone: (216) 662-8600

AmTote International, Inc.
11200 Pepper Road
Hunt Valley, Maryland, USA
21031-1324
Telephone: (410) 771-8700

HorseRacing TV™
Telephone: 1-866-733-HRTV
(1-866-733-4788)
customerservice@hr.tv
www.hr.tv

MagnaBet™
P.O. Box 12
A-2522 Oberwalterdorf, Austria
www.magnabet.com

XpressBet®
200 Racetrack Road
Washington, PA 15301
Telephone: 1-866-88XPRESS
(1-866-889-7737)
customerservice@xpressbet.com
www.xpressbet.com

The 2008 Annual Meeting of Stockholders

The 2008 Annual Meeting of Stockholders
will be held at:
Le Royal Meridien King Edward Hotel
37 King Street East
Toronto, Ontario, Canada
Tuesday, May 6, 2008
11:00 A.M.

Copies of MEC's Financial Statements for the Year Ended December 31, 2007 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval (EDGAR) system, which can be accessed at www.sec.gov/edgarhp.htm and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. MEC's Reports on Form 10-K, Form 10-Q and Form 8-K and other required securities filings can also be found on EDGAR and SEDAR.

MEC

Magna Entertainment Corp.

337 Magna Drive, Aurora, Ontario Canada L4G 7K1

Telephone: (905) 726-2462

Visit our website at: www.magnaentertainment.com

Printed in Canada

END